As submitted confidentially to the Securities and Exchange Commission on February 23, 2023.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

Registration No. 333-[●]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

Green Circle Decarbonize Technology Limited

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	3585	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Green Circle Decarbonize Technology Limited

Unit 1809, Prosperity Place, 6 Shing Yip St.

Kwun Tong, Kowloon, Hong Kong

(852) 2882 1222

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

telephone 1-800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to

Daniel Nauth LPC

217 Queen St. W., #401

Toronto, ON M5V 0R2

Canada

Phone: 416.477.6031

Fax: 416.477.6032

Approximate date of commencement of proposed sale to the public: As soon as practicable after effectiveness of this registration statement.

If any of the securities being registered on this Prospectus are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Prospectus is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Prospectus is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Prospectus is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “Accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus Dated             , 2023

PROSPECTUS

3,700,000 Ordinary Shares

Green Circle Decarbonize Technology Limited

Green Circle Decarbonize Technology Limited (the “Company”) is offering an aggregate of 3,000,000 ordinary shares of the Company (the “Ordinary Shares” or Shares”) and the selling shareholders identified in this prospectus (this “Prospectus”) (the “Selling Shareholders”) are offering an aggregate of 700,000 Shares.

No public market currently exists for our Ordinary Shares. We intend to apply for a listing on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol [●] for the Ordinary Shares we are offering. We anticipate that the initial public offering price will be between US$4.30 and US$5.30 per Share. The actual offering price per Share will be determined by us and Pacific Century Securities, LLC, a broker-dealer registered with the Commission and a member of the Financial Industry Regulatory Authority (“FINRA”) (the “Underwriter”), at the time of pricing.

	Per Share		Total
	(US$)
Public offering price	4.80	(1)	17,760,000
Underwriting discounts and commissions(2)	0.336		1,243,200
Proceeds (before expenses) to the Company	4.464		13,392,000
Proceeds (before expenses) to the Selling Shareholders	4.464		3,124,800

(1)	Assumes an initial public offering price of US$4.80, representing the mid-point of the anticipated initial public offering price range.

(2)	See “Plan of Distribution and Underwriting” for a description of compensation payable to the Underwriter and reimbursement of expenses. The offering is made on a “firm commitment” basis by the Underwriter.

The Underwriter may also exercise its option to purchase up to an additional 555,000 Shares at the public offering price, less the underwriting discount, for forty-five (45) days after the date of this Prospectus.

We believe that upon the completion of the Offering, we will meet the standards for listing on Nasdaq. The closing of the Offering is conditional upon Nasdaq’s final approval of our listing application. We cannot assure you that our application will be approved; if it is not approved, we will not complete the Offering.

We are, and will be, a “controlled company” as defined under Rule 5615(c)(1) of the Nasdaq Stock Market Rules as long as our majority shareholder and proposed Chief Executive Officer and proposed Executive Director, Mr. Chan Kam Biu Richard (“Mr. Chan”) and his affiliates own and hold more than 50% of our outstanding Ordinary Shares. For so long as we are a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, under Rule 5615(c)(1) of the Nasdaq Stock Market Rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;
●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and
●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Stock Market Rules, we could elect to rely on this exemption in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our remuneration and nominating and corporate governance committees might not consist entirely of independent directors upon closing of the Offering.

Investors are cautioned that you are buying Ordinary Shares of a Cayman Islands holding company with operations conducted in Hong Kong by its subsidiary.

The Company is a holding company incorporated in the Cayman Islands with no material operations of its own. As a holding company with no material operations of its own, the Company conducts its operations in Hong Kong through its subsidiary, Boca International Limited, that is incorporated in Hong Kong (the “Operating Subsidiary”). The Shares offered in this offering (this “Offering”) are shares of Green Circle Decarbonize Technology Limited, the Cayman Islands holding company, instead of shares of the Hong Kong Operating Subsidiary. Investors in this Offering will not directly hold equity interests in the Operating Subsidiary.

Investing in the Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 12 to read about factors you should consider before buying the Shares.

Our Operating Subsidiary conducts its business in Hong Kong, a Special Administrative Region of the PRC, and some of the clients of the Operating Subsidiary are PRC companies that have shareholders or directors that are PRC individuals. As of the date of this Prospectus, we are not subject to the Chinese government’s direct influence or discretion over the manner in which we conduct our business activities outside of the PRC. In addition, we do not expect to be materially affected by recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, including, but not limited to the cybersecurity review and regulatory review of overseas listing of the Shares through an offshore holding company. However, due to long arm provisions under the current PRC laws and regulations, there remains regulatory uncertainty with respect to the implementation and interpretation of laws in China. We are also subject to the risks of uncertainty about any future actions the Chinese government or authorities in Hong Kong may take in this regard. Should the Chinese government choose to exercise significant oversight and discretion over the conduct of our business, they may intervene in or influence our operations. Such governmental actions:

●	could result in a material change in our operations;

●	could hinder our ability to continue to offer securities to investors; and

●	may cause the value of the Shares to significantly decline or be worthless.

Additionally, although we own 100% equity interest in our Operating Subsidiary and currently do not have, nor intend to have, any contractual arrangements to establish a variable interest entity (“VIE”) structure with any entity in China, we are still subject to certain legal and operational risks associated with our Operating Subsidiary being based in Hong Kong and having potential clients who are PRC companies that have shareholders or directors that are PRC individuals. We are aware that recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in certain areas in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using a variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement.

Our management monitors the cash position of the entity within our organization regularly and prepares budgets on a monthly basis to ensure each entity has the necessary funds to fulfill its obligation for the foreseeable future and to ensure adequate liquidity. In the event that there is a need for cash or a potential liquidity issue, it will be reported to our Chief Financial Officer and subject to approval by our board of directors, we will provide funding to the subsidiary through loans or capital contributions. For the Company, incorporated in the Cayman Islands, to transfer cash to its subsidiary, is permitted under the laws of the Cayman Islands and its Memorandum and Articles of Association to act as an investment holding company. Accordingly, the Company may invest in its subsidiary by way of debt or equity contributions. As an investment holding company, the Company may rely on dividends and other equity distributions paid by its subsidiary for its cash and financing requirements. Besides, a Hong Kong company can only make a distribution out of profits available for distribution, as required by the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and in accordance with its articles of association. If the Company’s Hong Kong subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to the Company.

The Company has not made any dividends or distributions to U.S. investors as of the date of this Prospectus. The Company and its subsidiary do not have any plans to distribute earnings in the foreseeable future.

The Company is an “Emerging Growth Company” under applicable U.S. federal securities laws and is, therefore, eligible for reduced public company reporting requirements.

We are an “emerging growth company” as defined in the Jumpstart Our Business Act of 2012, as amended, and, as such, are eligible for to reduced public company reporting requirements.

Investing in the Shares involves risks. See “Risk Factors” beginning on page 12 to read about certain factors you should carefully consider before deciding to invest in the Shares.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act, or the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the Public Company Accounting Oversight Board, or the PCAOB, for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, meaning the number of “non-inspection” years would be decreased from three to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

Pursuant to the HFCAA, the PCAOB issued a determination report on December 16, 2021 which found that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, which determinations were vacated on December 15, 2022. In addition, the PCAOB’s report identified the specific registered public accounting firms which were subject to these determinations, which determinations were vacated on December 15, 2022. Our current registered public accounting firm, BF Borgers CPA PC (“BFB”), who audited our financial statements for the fiscal years ended March 31, 2022 and 2021, is not headquartered in mainland China or Hong Kong and was not identified in the PCAOB’s report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022. Notwithstanding the foregoing, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers in China, investors may be deprived of the benefits of such inspection which could result in limitation or restriction of our access to the U.S. capital markets and trading of our securities may be prohibited under the HFCAA. In addition, on August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as continuing to pursue ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA. See “Risk Factors—The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our Offering.”

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Underwriter expects to deliver the Shares to purchasers on or about [●], 2023.

Sole Underwriter

Pacific Century Securities, LLC

The date of this Prospectus is             , 2023.

We, the Selling Shareholders identified in this Prospectus (the “Selling Shareholders”) and Pacific Century Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, as sole underwriter (the “Underwriter”), have not authorized anyone to provide information different from that contained in this Prospectus, any amendment or supplement to this Prospectus or in any free writing prospectus prepared by us or on our behalf. We, the Selling Shareholders, and the Underwriter, take no responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this Prospectus, any amendment or supplement to this Prospectus, and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this Prospectus nor the sale of our ordinary shares (the “Shares”) means that information contained in this Prospectus is correct after the date of this Prospectus. This Prospectus is not an offer to sell or the solicitation of an offer to buy the Shares in any circumstances under which such offer or solicitation is unlawful.

For investors outside the United States: we, the Selling Shareholders, and the Underwriter, have not done anything that would permit this Offering or possession or distribution of this Prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside the United States who come into possession of this Prospectus must inform themselves about, and observe any restrictions relating to, the offering of the Shares and the distribution of this Prospectus outside the United States.

The Underwriter is the sole FINRA member that has been, or will be, engaged to participate in connection with this Offering.

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Special Note Regarding Forward-Looking Statements

In this Prospectus, we make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, the provisions of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are subject to risks and uncertainties and include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward- looking statements include, but are not limited to, such matters as:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our services and the products and services we assist the distributions of;

●	our expectations regarding our client base;

●	our ability to procure the applicable regulatory licenses in the relevant jurisdictions that we operate in;

●	competition in our industry;

●	relevant government policies and regulations relating to our industry;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our ability to protect our intellectual property rights and secure the right to use other intellectual property that we deem to be essential or desirable to the conduct of our business;

●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; overall industry and market performance; and

●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions, and expectations of future performance, taking into account the information currently available to us. These statements are only estimates based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance, or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in this Prospectus.

ii

Prospectus Summary

This summary does not contain all of the information you should consider before investing in the Shares. You should read this entire prospectus carefully, including the information incorporated by reference in this Prospectus, including, in particular, the section entitled “Risk Factors” in this Prospectus. Unless otherwise indicated, references to the “Company,” “we,” “us,” or “our,” or similar terms when used in a historical context refer to Green Circle Decarbonize Technology Limited, or any one or more of its subsidiaries or their predecessors, or to such entities collectively. All references to “Hong Kong” in this Prospectus refer to the Hong Kong Special Administrative Region of the People’s Republic of China. All references to “China” or the “PRC” in this Prospectus are to the People’s Republic of China. All references to the “United States,” “U.S.” or “US” refer to the United States of America. The term “US$” refers to the lawful currency of the United States. The terms “HK$” and “HKD” refer to the lawful currency of Hong Kong. The term “RMB” refers to the lawful currency of the PRC.

Our Mission

Our mission is to preserve the world by decarbonization technologies. As an advocate of decarbonization, we design, develop, and provide customized energy saving solutions that bring considerable economic benefits to our clients and reduce carbon emissions for a sustainable future.

As carbon emissions continue to build up in the atmosphere at historic levels, the theme of decarbonization has been gaining momentum on the international stage, and companies and governments are facing more pressure than ever to develop and execute a meaningful net-zero strategy, especially after the adoption of the Paris Agreement and the Glasgow Climate Pact in 2015 and 2021, respectively. The Glasgow Climate Pact reaffirms the Paris Agreement Temperature Goal and urges each of the signing countries to take further actions to accelerate the development, deployment, and dissemination of technologies, and the adoption of policies, to transition towards low-emission energy systems.

It is specifically acknowledged in the Paris Agreement that climate change is a common concern of humankind, and accordingly the fight against climate change and the pursuit of decarbonization is not only an imperative agenda of governments or states, but also requires commitment and active participation and contribution by non-state actors such as businesses, financial institutions, educational institutions, and healthcare institutions. We have devised and have been consolidating our corporate mission to research, develop, strategize, and commercialize our decarbonization technology and products that not only bring considerable economic benefits to our clients, but also contribute to the global campaign of decarbonization and ultimately a more sustainable future.

Overview of Our Business

We are a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company without material operations of our own, we conduct our business in Hong Kong through our operating subsidiary, Boca International Limited (“Boca International”).

We are a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services. Our proprietary technology is a phase change material (“PCM”) thermal energy storage (“TES”) technology. By applying material science and nanotechnology, we have successfully invented and manufactured our PCM which allows temporary storage of excess thermal energy for later use and thereby bridges the gap between energy availability and energy use (“BocaPCM-TES Technology”).

With our industry experience and professional expertise, we have put our BocaPCM-TES Technology into practice and invented our product – “BocaPCM-TES Panel” – a custom-made high-density polyethylene (“HDPE”) plastic encapsulated container fully filled with our PCM solution. Currently, we have developed more than 20 types of PCM, each of which has a unique phase change temperature and TES capacity to accommodate different temperature requirements in various PCM-TES applications. Based on the type of PCM solution filled into the HDPE plastic containers, we are able to manufacture customized BocaPCM-TES Panels with a wide range of operating temperatures from -86°C to +600°C to suit our clients’ needs. Accordingly, our BocaPCM-TES Panels can be utilized in many heating, ventilation, and air conditioning (“HVAC”) and refrigeration applications.

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By utilizing our customized BocaPCM-TES Panels, we design, develop, and manufacture our phase change material thermal energy storage system (“BocaPCM-TES System”) and apply it on various central air conditioning systems (collectively, “Ultra-High Efficiency Boca Hybrid Power Chiller Plant”). Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is essentially an advanced cooling system that can be deployed in most existing and new buildings, and it is environmentally friendly with a long lifespan. Operating alongside with our self-developed fully automatic control system, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can increase its efficiency by optimization control model that shifts the chiller plant’s cooling load from on-peak periods to off-peak periods through applying real-time electricity demand peak management, resulting in a lower running cost due to lower tariff rate charged during off-peak periods. By doing so, buildings installed with our Ultra-High Efficiency Boca Hybrid Power Chiller Plant are able to reduce at least 40% of electricity consumption during all running time, and approximately 50% to 70% of the running cost (depending on the local electricity tariff) when compared with conventional central air conditioning systems. As a result, our technology and products not only contribute to the global campaign of decarbonization by cutting carbon emissions directly, but also bring considerable economic benefits to our clients. For further details of our products and technology, see “Our Business – Our Products” and “Our Business – Our Technology”.

To further our corporate mission and better grasp market opportunities, we continue to strive to develop environmental-friendly, efficient, and cost-saving technologies and solutions for the benefit of our clients and the world at large.

We generated revenue of approximately HK$7.1 million, HK$6.9 million and HK$2.7 million for the years ended March 31, 2021 and 2022, and the six months ended September 30, 2022, respectively, from our provision of energy saving services and maintenance services, in particular the performance agreement with Hong Kong Aircraft Engineering Company Limited (“HAECO”) to install our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to replace three pre-existing water-cooled chiller plants in the headquarters of HAECO in Hong Kong International Airport. See “Our Business — Our Projects and Achievements — Hong Kong projects — HAECO Project.” We intend to market and sell our products and services in Hong Kong, the PRC, the Republic of Korea, and the Middle East. In order to further promote our business, we have entered into agency agreements with five companies, which are located in Hong Kong, Shanghai, Guangdong Province, Korea, and Dubai respectively. Our agents have the right to sell and install all products relating to our BocaPCM-TES Technology in the specified territories. For further details of our revenue models and agency arrangement, see “Our Business – Sales and Marketing”.

Our Competitive Strengths

Research has shown that PCM-TES application has the potential to be a cost-effective and sustainable energy saving solution. We believe our business has the following strengths which distinguish us from our competitors and position us to capitalize on the expected continued growth in the energy saving market:

●	Recognized Know-How and Expertise. We are one of the few companies in Asia that possess the PCM-TES Technology. We successfully applied our BocaPCM-TES Technology into our Ultra-High Efficiency Boca Hybrid Power Chiller Plant, and its performance has been recognized by a number of awards.

●	Interdisciplinarity. We not only possess the engineering and technical knowledge of PCM-TES technology, but also invented our own PCM and developed our own fully automatic control system for the construction and operation of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant.

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●	Energy Saving Mechanism. The cooling capacity output of conventional central air conditioning systems is adjusted according to the cooling load demand. In other words, when the cooling load demand is low, the coefficient of performance (“COP”) of the refrigeration unit will decrease. In contrast, our BocaPCM-TES System allows thermal energy storage and release, enabling the refrigeration unit to operate under the highest COP possible. If the cooling output of the refrigeration unit is higher than the cooling load demand, additional thermal energy will be stored in our BocaPCM-TES System. Alternatively, if the cooling output of the refrigeration unit cannot meet the cooling load demand, our BocaPCM-TES System will release thermal energy, thereby improving the efficiency of the system.

●	Reduced Running Cost. Since the rate of electricity tariff is different between on-peak periods and off-peak periods, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is able to shift the chiller plant’s cooling load from on-peak periods to off-peak periods by applying real-time electricity demand peak management with our self-developed fully automatic control system. Due to the cooling load shifting mechanism, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can operate and reserve necessary thermal energy during off-peak periods in which energy cost is low. The reserved thermal energy can then be released and utilized during on-peak periods to reduce electricity consumption and therefore achieve a lower electricity running cost. Compared with conventional central air conditioning systems, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can reduce approximately 50% to 70% of the running cost (depending on the local electricity tariff).

●	Increased Capacity. Compared with conventional central air conditioning systems, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can store additional thermal energy in our BocaPCM-TES System for later use, which increases the system output without requiring extra machinery.

●	Environmentally Friendly. By using our Ultra-High Efficiency Boca Hybrid Power Chiller Plant, electricity consumption can be reduced at least 40% during all running time, which cuts direct and indirect carbon dioxide emissions.

●	User-friendly System. We have simplified the design of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant and reduced the number of control valves typically needed in conventional central air conditioning systems. Basically, it stores and releases thermal energy by controlling the cooling capacity of the refrigeration unit and the water flow and air flow inside the system.

●	Tailor-made Energy Saving Solution. We can adjust our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to suit our clients’ needs so that the overall machine capacity and TES capacity matches the system cooling loads.

●	Stand-by Capacity. In case the main machinery fails, our BocaPCM-TES System can act as the back-up facility by utilizing the thermal energy stored inside to handle the system cooling loads.

For further details of our competitive strengths, refer to “Our Business – Competitive Strengths”.

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Our Strategy

Since our founding in 1992, we have been on a mission to cut carbon emissions globally with environmentally friendly solutions that improve the way in which the world uses energy. Key elements of our strategy include:

●	Substantial Reliance on the PBC Model. In order to implement our mission statement “to preserve the world by decarbonization technologies” step-by-step towards a decarbonized world, we intend to substantially rely on the PBC model. Based on the track records of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant, we expect to help our clients not only reduce their carbon emissions, but also earn carbon credits to be sold in the carbon markets.

●	Strategic Alliance and Solicitation. With the purpose of promoting decarbonization and reducing carbon emissions, we intend to co-operate with non-governmental organizations and green funds to work on different decarbonization projects, and solicit business from companies with decarbonization targets or with high electricity consumption rate.

●	Continuous Innovation and Advancement of Our Energy Saving Solutions. We intend to continue to innovate our Ultra-High Efficiency Boca Hybrid Power Chiller Plant by developing new and enhanced technologies and solutions. Our research and development strategy currently focus on:

1.	Cold Chain/Cold Store. We are collaborating with Gene Company Limited (“GeneHK”) to apply our BocaPCM-TES Technology in developing and manufacturing (i) ultra-low temperature transportation boxes to store samples in extremely low temperatures; and (ii) freezer backup systems to protect samples stored in low or ultra-low temperature freezer in case it is out of electricity (collectively, the “Research Projects”). Pursuant to the product development and supply agreement entered into between GeneHK and us, we agreed to engage in the Research Projects and supply them with a range of products in accordance with their specifications and requirements, exclusively, with regard to certain territories and market sectors. The exclusive territories comprise Mainland China, Hong Kong, Macau and Taiwan and the exclusive market sectors comprise scientific research, medical, diagnostic, pharmaceutical, life sciences, and biotechnology.

2.	Liquid Cooling Technology. We are designing a dual circuit liquid cooling system for data centers with an aim to minimize their operating costs and noise generation. By making use of (i) basic cooling by refrigeration units and (ii) direct liquid cooling to the central processing units by heat transfer media oil, our liquid cooling system will conduct heat outside of the data centers and therefore lower the temperature by radiation. We expect to achieve an efficient cooling effect for all the servers and storage devices in data centers which will help minimize the noise generated by higher processor speeds.

3.	Artificial Intelligence System. Currently, we are trying to incorporate model predictive control technology into our existing fully automatic control system. We expect this advanced system with self-learning capability to be able to calculate and maintain a more accurate maximum COP so that our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can operate more efficiently.

4.	Domestic Heating System. Depending on the phase change temperatures of different PCM, our BocaPCM-TES Technology can be applied in a wide range of energy storage systems. As mentioned above, our +8°C PCM allows our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to store and release cold energy at the optimum temperature to promote cost-effectiveness. In contrast, we have also invented a PCM with a phase change temperature at +58°C, which is the optimum temperature for storing heat energy obtained from solar power for domestic use. Moreover, instead of the traditional photovoltaic system that converts light into electricity using semiconducting materials, we seek to develop a heat storage system by combining our BocaPCM-TES Technology with vacuum tube solar collector which stores heat energy more efficiently. The heat energy stored in the system can be discharged for domestic use, such as underfloor heating. In order to commercialize the domestic heating system, and expand the scale of production, the Company is planning to acquire a manufacturer of vacuum tube solar collector.

●	Further Expansion of Our Project Related Services. We currently offer our clients the following project related services:

1.	Project Management. We offer our clients project management services to ensure the process of installing our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is managed in conjunction with the overall project plan, and we oversee the entire project from start to end.

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2.	Commissioning of the System. We commission our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to ensure that our system is providing the level of performance that was committed to the client.

3.	Operations and Maintenance. We offer our clients operational and maintenance plans to keep our system in top performance. This consists of both remote monitoring of the system’s performance as well as periodic onsite visits to perform routine inspection and maintenance.

We plan to expand our resources and capabilities in project related services to meet our clients’ needs. This expansion will include adding employees who perform the work, as well as contracting and certifying qualified third parties to perform the commissioning, operating, and maintenance services.

●	Arrangement of Project Financing. We intend to co-operate with banks and other financial institutions to arrange project finance for our potential clients for building and installing our Ultra-High Efficiency Boca Hybrid Power Chiller Plant.

●	Mass production of BocaPCM-TES Panels. We expect a steady growth of demand for our Ultra-High Efficiency Boca Hybrid Power Chiller Plant over the next ten years because it has the potential to be installed in all new and existing buildings. In order to satisfy such an enormous amount of demand, we intend to set up our own factory for the mass production of our BocaPCM-TES Panels in the PRC.

History and Corporate Structure

We commenced our business operations in 1992 and established Boca International. Since then, we have invested substantial resources in technological advancements, particularly our research and development in PCM and the ancillary technologies for enhancing its commercial applicability.

We have been conducting research and experiments in the physical characteristics and chemical compositions of various PCMs. In 1992, one of our most important PCMs was invented. It undergoes phase change (solidification) at +8°C, which is the optimum temperature for its application in air conditioning systems.

In 2003, we developed the first-generation BocaPCM solution encapsulation in the form of a stainless-steel ball for improving its durability and the heat transfer efficiency of our PCM. Subsequently, in 2007, with the technological advancement in material science, we switched to HDPE panels in our second-generation encapsulations which significantly lowered the costs and brought our technology one step closer to commercialization. In 2013, we further improved the design of our HDPE panels by applying ultrasonic welding technology to enhance its heat transfer rate. HDPE panels are used in the production of our existing BocaPCM-TES Panel, which forms an important part of our BocaPCM-TES System.

In 2015, we developed a fully automatic control software for our Ultra-High Efficiency Boca Hybrid Power Chiller Plant which significantly increases its energy saving performance and operation efficiency. Going forward, one of our research and development goals is to upgrade our current fully automatic control system to an artificial intelligence system.

In 2016, Boca International was acquired by SGOCO International (HK) Limited, a SGOCO Group Limited’s (“SGOCO”, currently known as Troops, Inc., NASDAQ: TROO) subsidiary incorporated in Hong Kong, for the total consideration of $52 million in the form of cash, plus 3.4 million new shares in SGOCO Group Limited. In June 2018, SGOCO transferred 48.9% interest in Boca International as part of the consideration to acquire the entire issued share capital of a limited company. In August 2020, SGOCO disposed of the remaining 51.1% interest in Boca International. The entire issued share capital of Boca International was transferred to Joyful Star Limited in September 2020.

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During a reorganization in 2022, we established our current offshore holding structure. Specifically, we established Green Circle Decarbonize Technology Limited, or “Green Circle”, in the Cayman Islands on February 15, 2022 as a limited liability corporation under the laws of the Cayman Islands. After the completion of the reorganization in 2022, Green Circle became the offshore holding company and has held our subsidiary directly since then. The chart below summarizes our corporate structure and identifies the principal subsidiary as of the date of this Prospectus:

PRC Regulatory Permission

As of the date of this Prospectus, we and our Hong Kong subsidiary, (i) are not required to obtain permission from any PRC authorities to offer or issue the Shares to foreign investors; (ii) are not subject to permission requirements from the CSRC, CAC or any other PRC regulatory authorities that is required to approve our business operations; and (iii) have not received or been denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our Hong Kong subsidiary, will be required to obtain permission from the PRC government to list in the U.S. in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in the PRC regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this Offering. As of the date of this Prospectus, we have not received any inquiry, notice, warning, sanctions, or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation, and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If we and our Hong Kong subsidiary (i) do not receive or maintain such permissions or approvals, should they become applicable to us in the future; or (ii) inadvertently conclude that such permissions or approvals are not required, our operations and financial conditions could be materially and adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

Transfer of Cash Through our Operation

Green Circle Decarbonize Technology Limited (“Green Circle”) is a holding company with no operations of its own. We conduct our business operations in Hong Kong primarily through our Hong Kong subsidiary, Boca International Limited (“Boca International”). Green Circle is permitted under the laws of the Cayman Islands and its Memorandum and Articles of Association, to act as an investment holding company. As an investment holding company, Green Circle may invest in its subsidiary by way of debt or equity contributions and may rely on dividends and other distributions on equity paid by its subsidiary for its cash and financing requirements.

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Boca International is permitted under the laws of Hong Kong to provide funding to Green Circle through dividend distributions. Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, providing Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution, i.e., its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong with respect to dividends paid by us.

We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business and do not anticipate declaring or paying any dividends in the foreseeable future. We currently do not have any dividend policy. If our subsidiary incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to us.

Summary of Significant Risk Factors

Our business and our Offering are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may materially and adversely affect our business, financial condition, results of operation, cash flows, and prospects that you should consider before making a decision to invest in the Shares. These risks are discussed more fully in the section titled “Risk Factors” beginning on page 12 of this Prospectus. These risks include, but are not limited to, the following:

Risks Related to Our Business and Industry

●	Our expansion plan may not be successfully implemented or achieve the intended economic results or business objectives.

●	We rely heavily on a limited number of external suppliers of raw materials in order to produce PCM.

●	We rely on our suppliers to provide certain essential machinery and equipment for our customized energy saving system.

●	We rely on our sub-contractors to install our customized energy saving system at our customers’ designated sites.

●

We may suffer from unexpected disruptions to our research and development, production of PCM, and provision of energy saving services as our laboratory equipment, production facilities and customized energy saving system may fail to perform as we expected.

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●	The outbreak of COVID-19 affected, and may continue to affect, our business operation.

●	A sustained reduction in our customers’ use of air conditioning during the COVID-19 pandemic may negatively affect our profitability.

●	Our business relies on debt financing to settle upfront costs in relation to our performance-based contracts.

●	We do not own our office and production site.

●	We rely on local agents to capture overseas business opportunities.

●	Our management personnel lack experience in managing a public company.

●	A substantial portion of our revenue depends on the quality and efficiency of our maintenance and technical support.

●	Our existing insurance coverage may not provide adequate protection from losses.

●	We may breach our obligations under our performance-based contracts and our energy saving solutions may fail to produce anticipated energy savings.

●	We depend on, and may have difficulty acquiring and retaining, key management and other personnel.

●	The PCM-TES industry is competitive and subject to change, and our competitors may have superior financial and technical resources.

●	We may be involved in disputes or legal and other proceedings.

●	We may fail to protect our intellectual property rights.

●	Fluctuation in exchange rates could have a material adverse effect on our results of operations and the price of the Shares.

●	We depend on governments to incentivize the development and implementation of energy-saving technologies.

●	The market acceptance of energy saving solutions services is not certain.

●	Our controlling shareholder has control over our corporate matters.

●	Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

For a detailed description of the risks above, please refer to pages 12 – 19.

Risks Related to Conducting Business in the PRC

●	Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business, operating results, and financial position.

●	If we become directly subject to the recent scrutiny, criticism, and negative publicity involving Chinese and Hong Kong companies listed in the U.S., we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

●	The Chinese government may exert substantial influence over the industry in which we operate.

●	The Chinese government may choose to exert more supervision and control over securities offerings that are conducted overseas and/or foreign investment in issuers based in Mainland China or Hong Kong. Such action could significantly or completely restrict our ability to offer securities to investors and cause the value of such securities to significantly decline.

●	If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

●	The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

●	If the PRC government imposes new requirements for approval from the relevant PRC authorities to issue the Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

For a detailed description of the risks above, please refer to pages 19-22.

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Risks Related to the Shares

●	Raising additional capital through the issuance of shares may cause dilution to the shareholdings of our existing shareholders.

●	We do not intend to pay dividends on the Shares in the foreseeable future.

●	Our director owns a large percentage of our outstanding Shares and could exercise control over some of our corporate matters.

●	Future sales of substantial amounts of the Shares by existing shareholders could adversely affect the price of the Shares.

●	The Shares may be subject to substantial price and volume fluctuation due to a number of factors, many of which are beyond our control and may prevent our shareholders from reselling the Shares at a profit.

●	We may incur increased costs as a result of our public reporting obligations, and our management team will be required to devote substantial time to new compliance initiatives.

●	We may lose our status as a “foreign private issuer” in the United States, which would result in increased costs related to regulatory compliance under United States securities laws.

●	Terms of subsequent financings, if any, may adversely impact investors’ investments.

●	Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

●	The Financial Action Task Force’s Increased Monitoring of the Cayman Islands.

●	Inclusion of the Cayman Islands in the European Commission list of AML high risk third countries.

For a detailed description of the risks above, please refer to pages 22-24.

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Corporate Information

One principal executive office is located at Unit 1809, Prosperity Place, 6 Shing Yip St., Kwun Tong, Kowloon, Hong Kong and our phone number is +852 2882 1222. We maintain a corporate website at https://pcm-tes.com/. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Implications of Our Being an “Emerging Growth Company”

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Ordinary Shares less attractive.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a U.S. domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to U.S. domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Implications of Being a Controlled Company

Upon the completion of this Offering, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because we expect that our proposed Chief Executive Officer and proposed Executive Director, Mr. Chan will hold approximately 50.65% (assuming underwriter’s option is exercised in full) to approximately 53% (assuming underwriter’s option is not exercised) of our total issued and outstanding Ordinary Shares, i.e., he will own a majority of our total issued and outstanding Ordinary Shares and will be able to exercise approximately 50.65% (assuming underwriter’s option is exercised in full) to approximately 53% (assuming underwriter’s option is not exercised) of the total voting power of our issued and outstanding share capital. For so long as we remain a “controlled company,” we are permitted to elect to rely, and may so rely, on certain exemptions from corporate governance rules, including:

●	an exemption from the rule that a majority of our board of directors must be independent directors;

●	an exemption from the rule that the compensation of our chief executive officer must be determined or recommended solely by independent directors; and

●	an exemption from the rule that our director nominees must be selected or recommended solely by independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq Stock Market Rules, we could elect to rely on it in the future. If we elected to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our remuneration and nominating and corporate governance committees might not consist entirely of independent directors upon the completion of this Offering. Our status as a “controlled company” could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price. As a result, the investors will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Please refer to the paragraph titled “Risk Factors – Risks Related To Our Business and Industry – Our controlling shareholder has control over our corporate matters.”

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The Offering

Shares offered by the Company	3,000,000 Shares.

Shares offered by the Selling Shareholders	700,000 Shares.

Shares outstanding before and after this Offering	9,000,000 Shares and 12,000,000 Shares, respectively.

Underwriter’s over-allotment option	The Company has granted the Underwriter an option for a period of 45 days after the date of this Prospectus to purchase up to an additional 555,000 Shares at the public offering price less the underwriting discount.

Use of proceeds	The net proceeds from this Offering (after deduction of underwriting fees and estimated expenses payable by us in relation to this Offering), assuming an Offer Price of US$4.80 per Share (excluding any exercise of the Underwriter’s over-allotment option), being the midpoint of the price range set forth on the cover page of this Prospectus, are estimated to be approximately US$12.0 million.

Dividends	See “Dividend Policy.”

Lock-up	Our directors, executive officers, and shareholder who own 5% or more of the outstanding Ordinary Shares have agreed with the Underwriter not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of the Shares or securities convertible into Ordinary Shares for a period of 180 days commencing on the date of this Prospectus. See “Plan of Distribution and Underwriting” for additional information.

Transfer Agent	Odyssey Trust Company

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this Prospectus for a discussion of factors you should carefully consider before deciding to invest in the Shares.

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EXCHANGE RATE INFORMATION

The Company is a holding company with operations conducted in Hong Kong through its key operating Subsidiary in Hong Kong, Boca International Limited and its reporting currency is in Hong Kong dollars. Translations of amounts from HK$ into US$ are solely for the convenience of the reader and were calculated at the rate of US$1 = HK$7.8, representing the noon buying rate in The City of New York for cable transfers of HK$ as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of March 31, 2022. No representation is made that the HK$ amount represents or could have been, or could be converted, realized, or settled into US$ at that rate, or at any other rate.

Risk Factors

This offering (this “Offering”) and an investment in the Shares involve risks and uncertainties. You should consider carefully the risks described below, as well as all other information contained or incorporated by reference in this Prospectus, before you decide to invest in the Shares. Additional risks and uncertainties of which we are not presently aware or currently deem immaterial could also affect our business, financial condition, and results of operations. If any of these risks and uncertainties actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of the Shares would likely decline and you might lose all or part of your investment.

Risks Related to Our Business and Industry

Our expansion plan may not be successfully implemented or achieve the intended economic results or business objectives.

We believe that our future success depends in part on our ability to enhance our production capabilities. Therefore, we intend to invest a substantial portion of our net proceeds and our internal resources to the enhancement of our production capacity. This would include increasing our production utilization rate, improving our production efficiency, acquiring new equipment and upgrading our existing equipment, and acquiring production facilities in addition to improving our existing production processes. In order to meet the growing demand for our products and our energy saving solutions, as well as to deliver high quality products at a competitive cost level, we plan to utilize 46.8% of the net proceeds from this Offering for expanding the production capacity of our production base for phase change material (“PCM”) by the construction of a factory and the acquisition of production machineries.

Notwithstanding the foregoing, the implementation of our expansion plans may be affected by the following risks: (i) the demand for our PCM products or our energy saving solutions may not grow at all or in line with the expansion in our production capacity; (ii) our direct labor costs, subcontracting costs, and costs for raw materials may fluctuate significantly due to general market conditions which are beyond our control; (iii) we may fail to attract or retain experienced and suitable personnel to carry out our business plans; and (iv) the construction of new production facilities may encounter unforeseeable problems such as natural disasters, the failure to obtain required government approvals, and legal or regulatory impediments imposed by local governments.

There is no assurance that we will realize our expansion plans in the manner or time we expect, or at all, or that such plans will prove effective. In the event that we fail to accomplish our expansion plans in a timely manner, or at all, we may not be able to achieve our planned future business growth, which in turn may materially and adversely affect our operating results. Furthermore, our future expansion plans may involve significant capital expenditures, which may not be recoverable or may not result in significant revenue growth. Our business, operating results, and financial position may be materially and adversely affected if our business objectives and expansion plan are not achieved.

We rely heavily on a limited number of external suppliers of raw materials in order to produce PCM.

Our production of PCM is dependent on a limited number of external suppliers for the supply of various raw materials, such as chemicals and nanomaterials. Nanomaterials are one of the major components involved in the production of PCM and must be manufactured to a high standard in order to be suitable for our use. Although we are continually seeking additional suppliers of nanomaterials that meet our high standards, we currently depend on just one supplier based in Germany. Although we have established stable relationships with our current suppliers, we cannot guarantee that we will be able to obtain nanomaterials in sufficient amounts and/or on a timely basis in the future. If our suppliers fail to satisfy our orders for raw materials, including nanomaterials, and we are unable to identify and negotiate satisfactory commercial terms with alternative suppliers, our production of PCM may be seriously disrupted. As a result, our business, operating results, and financial position could be materially and adversely affected.

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We rely on our suppliers to provide certain essential machinery and equipment for our customized energy saving system.

Our customized energy saving system comprises a range of machinery and equipment. Except for PCM, which we manufacture in-house, we procure all other machinery and equipment, such as refrigeration units, chillers, water pumps, and cooling towers from our suppliers. For example, in addition to our BocaPCM-TES System and fully automatic control system, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is mainly comprised of cooling towers and refrigeration units, which are manufactured by our suppliers. Additionally, since our customized energy saving system is individually tailored to each customer’s needs, adjustment to the specifications of the relevant machinery and equipment may be necessary from time to time. We cannot guarantee that our suppliers will be able to comply with our requests for such adjustments.

To ensure the satisfactory performance of our customized energy saving system, we engage a limited number of suppliers that reliably deliver essential machinery and equipment that meet our standards. If our suppliers are unable to provide us with such machinery and equipment in a timely fashion, or at all, our ability to deliver our customized energy saving system could be impaired, which, in turn, could have a material adverse effect on our business, results of operations, and financial position. Moreover, since we generally do not enter into long-term contracts with our machinery and equipment suppliers, if we fail to develop stable relationships or negotiate new arrangements on acceptable terms with such suppliers, we may face uncertainties when designing our customized energy saving system for our customers and we may be unable to accurately estimate the costs involved. Accordingly, our business, operating results, and financial position could be materially and adversely affected.

We rely on our sub-contractors to install our customized energy saving system at our customers’ designated sites.

We engage sub-contractors for the installation of our customized energy saving system at our customers’ designated sites.

We cannot provide assurance that the quality of services rendered by our sub-contractors will meet our standards or the standards of our customers, or that we will be able to supervise our sub-contractors’ work as directly and efficiently as we supervise our own employees. Therefore, we are subject to non-performance, late performance, or sub-standard performance by our sub-contractors. Since we remain accountable to our customers for the performance and quality of our subcontractors’ work, we may incur additional costs or be subject to contractual liability for our sub-contractors’ unsatisfactory performance. Moreover, there is no assurance that we will always be able to secure services from suitable sub-contractors or negotiate acceptable fees and terms of services with them. In such event, we may face delay or disruption to our installation schedule. The realization of any of the aforementioned risks could materially and adversely affect our business, operating results, and financial position.

We may suffer from unexpected disruptions to our research and development, production of PCM, and provision of energy saving services as our laboratory equipment, production facilities and customized energy saving system may fail to perform as we expected.

Our research and development, production of PCM and provision of energy saving services are dependent on the uninterrupted operation of our laboratory equipment, production facilities and customized energy saving system, respectively. We use specially designed equipment to study and explore the physical characteristics of different formulations of PCM, prepare raw materials, and produce PCM by combining various raw materials in accordance with our unique formulas. Therefore, our research, development and production of PCM depends on the suitable condition, specification and configuration of our laboratory equipment and production facilities. Additionally, since the revenue generated from our provision of energy saving services is performance-based, it is of paramount importance that our customized energy saving system delivers cost savings to our customers, which requires that it operates continuously and performs to a high standard.

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Finally, our machinery and equipment may fail to perform as expected due to wear and tear or latent defect, and our production is subject to interruption due to fire, labor strikes, natural disasters and non-compliance with applicable laws and regulations. Some of these operational risks are beyond our control. If any such risk materializes and we are unable to remedy its effects in a timely and proper manner, our business, operating results, and financial position could be materially and adversely affected.

The outbreak of COVID-19 affected, and may continue to affect, our business operation.

An outbreak of respiratory illness caused by the novel coronavirus (“COVID-19”) first emerged in December 2019. The World Health Organization declared the outbreak of COVID-19 a Public Health Emergency of International Concern on January 30, 2020 and subsequently a pandemic on March 11, 2020. Since December 2019, the outbreak of COVID-19 has materially and adversely affected the global economy. With a view to containing the spread of COVID-19, various governments have implemented strict measures, including travel restrictions, quarantines, social distancing, remote work policies, and even temporary suspension of businesses.

During the COVID-19 pandemic, there has been limited access to international shipping services and a disruption in the shipping schedules. As some of our raw materials are provided by overseas suppliers, disruption to international shipping may delay the delivery of raw materials, which will affect our production schedule. We also rely heavily on international shipping and travel to deliver our products and services to our customers. We ship PCM and other required equipment to our overseas customers while our staff travel to their sites to provide technical assistance. Disruption to international shipping and travel has had, and may continue to have, a material adverse impact on delivering our products and services to our overseas customers. Despite the recent relaxation of travel restrictions and quarantine measures in a number of countries/regions, some of them still maintain a certain degree of control and monitoring, particularly to inbound travelers. For example, subject to age and vaccination history, all inbound persons arriving at Hong Kong are required to undergo certain medical surveillance, self-monitoring and compulsory testing by way of rapid antigen test and/or PCR-based nucleic acid test. Such measures will inevitably increase our administrative costs in sending our staff to other countries/regions to conduct sales and marketing, explore business opportunities, or inspect our customers’ work sites.

In view of the stringent quarantine measures since the COVID-19 outbreak in 2019, we have strengthened our relationship with overseas agents and have relied on them to promote our business in other countries/regions. They are able to hold in person meetings with foreign customers and attend site visits on our behalf. However, as we provide tailor-made energy saving solutions with a technology relatively new to the market, the potential customers that our agents identify, may still want to have a face-to-face meeting with us. As of March 31, 2022, at least five potential customers in Mainland China, Southeast Asia, and the Middle East requested in person meetings with our technical staff before agreeing to enter into contracts.

The extent to which the COVID-19 pandemic continues to impact our business and operations will depend on its future developments around the world and the different policies adopted by the governments, many of which are uncertain and beyond our control, and we cannot guarantee that we will be able to respond effectively to such developments. As a result, the COVID-19 pandemic may continue to materially and adversely affect our business, operating results, and financial performance.

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A sustained reduction in our customers’ use of air conditioning during the COVID-19 pandemic may negatively affect our profitability.

Our customers and end-users of our energy saving solutions include universities, infrastructure operators, governmental organizations, and industrial and commercial property owners, many of whom have experienced and may in the future experience a reduction in the use of air-conditioning as governments advise residents to avoid attending public places and encourage employers to adopt remote work policies. Any reduction in the use of air-conditioning by our customers would decrease revenue generated from our performance-based contracts. A sustained reduction in the use of air-conditioning may therefore materially and adversely affect our business, operating results, and financial position.

Our business relies on debt financing to settle upfront costs in relation to our performance-based contracts.

Given the recent application of PCM in our energy saving solution, as well as our size and scale of operation, we strategically enter into performance-based contracts with our energy saving solution customers, under which these customers pay no upfront costs for the procurement of machinery or installation of our customized energy saving systems. Instead, the customers pay a portion of any subsequent energy cost savings during the term of the energy performance contracts. As a result, we bear significant costs during the initial stage of each performance-based contract. To date, we have relied on debt financing to satisfy our capital requirements. However, there is no assurance that we will continue to obtain sufficient financing for our future performance-based contracts, particularly if this business segment continues to expand. If we fail to secure sufficient financing on favorable terms or maintain reliable financing channels, we may not be able to sustain our current business model, which could materially and adversely affect our business, operating results, and financial position.

Additionally, we rely on our customers’ ability to make regular payments during the term of each performance-based contract in order to repay the loan we secured to finance the implementation of our energy saving solution. If our customers default on their payments under such contracts or become insolvent, we may be unable to repay the loan. Our failure to repay our creditors may also damage our credit rating and thus our ability to secure additional financing for future operations. As a result of the occurrence of any of the foregoing, our business, operating results, and financial position could be materially and adversely affected.

We do not own our office and production site.

We lease both our office and our production site. The tenancy of our headquarters will expire in December 2025, and that of our factory will expire in May 2023. We may not be able to negotiate extensions of these leases and may therefore be forced to move our office or production site to a different location, or our rent may increase. We may also incur additional costs if we are forced to relocate from our current premises, including, but not limited to, logistical expenses such as reinstallation costs for relocating our machinery and equipment. Additionally, if we fail to secure suitable new locations after the expiration of our leases, we may be forced to pause our operations until suitable alternatives are found. Any of the foregoing risks could, if realized, materially and adversely affect our business, operating results, and financial position.

We rely on local agents to capture overseas business opportunities.

In light of growing awareness of greenhouse gas emissions being a major contributor to climate change, as evidenced by the commitments of over 190 countries under the Paris Agreement to reduce greenhouse gas emissions, we intend to expand our business and deliver our energy saving solution to customers globally. See “Our Business – Our Mission – Paris Agreement”.

However, as we lack the experience in local industrial practices and established business networks in certain overseas markets, it is difficult and costly for us to identify and contact potential customers in these markets directly. Therefore, we typically engage local agents with experience, knowledge, and business networks to assist us in marketing and selling our products and services. To manage our network of local agents, we usually enter into two-year agency agreements. Under such agreements, our local agents are granted the right to market, distribute, and install our products within the specified market at an agreed price which is subject to our regular review. Accordingly, our success in overseas markets depends on our ability to effectively manage our local agents through our contractual arrangements relating to, among other things, geographical and product exclusivity, pricing and payment terms, and protection of intellectual property rights.

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If any of our local agents fail to comply with the terms of our agency agreements, or if we are unable to effectively oversee the compliance of our agents with our agency agreements, the sales and marketing network for our products and services may be disrupted. Moreover, since we rely heavily on our local agents to explore overseas markets and promote our products and services, our business, operating results, and financial position could be materially and adversely affected if such agents fail to secure new business opportunities or fail to maintain relationships with our existing customers. Furthermore, considering the importance of our network of local agents to our business, failure to retain our existing local agents or recruit additional local agents could have a material and adverse effect on our business, operating results, and financial position.

Our management personnel lack experience in managing a public company.

Although we market and sell our products and services worldwide, we are a small Hong Kong-based energy saving solutions provider and our management personnel lack experience in managing a public company. As we continually seek new hires with relevant experience and expertise to join our management personnel, we expect to rely on our existing management personnel to oversee the day-to-day operation of our business. Our existing management personnel may be unable to undertake further responsibilities as we grow. A transitional period may be required for our management personnel to adapt to their new duties, which may result in a temporary disruption to our day-to-day business operation. The occurrence of any of these developments could materially and adversely affect our business, operating results, and financial position.

A substantial portion of our revenue depends on the quality and efficiency of our maintenance and technical support.

We strive to deliver high quality and efficient maintenance and technical support to our customers in order to ensure customer satisfaction and, with respect to our energy performance-based contract, to maximize energy savings and increase revenue. However, provision of high quality and efficient maintenance services and technical support is subject to risks that are beyond our control, including, for example, the severity of the issues encountered by our customers and the availability of requisite parts and labor. If we cannot resolve maintenance or technical issues in a timely manner or if our maintenance or technical support is ineffective or fails to meet our customers’ expectations, our customer relationships and energy saving systems could be impaired, materially and adversely affecting our business, operating results, and financial position.

Our existing insurance coverage may not provide adequate protection from losses.

In accordance with industry practice, we maintain certain insurance policies which protect our property, including our machinery and equipment, from loss. Nevertheless, we are unable to guarantee that our current insurance policies are sufficient to cover all risks associated with our operations, office, or production facility. Similarly, we cannot guarantee that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any losses that are not covered by our insurance policies, or the compensated amount is significantly less than our actual losses, our business, operating results, and financial position could be materially and adversely affected.

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We may breach our obligations under our performance-based contracts and our energy saving solutions may fail to produce anticipated energy savings.

We enter into performance-based contracts with certain of our energy saving solutions customers, under which our income varies depending on such customers’ energy savings. If our energy saving solutions fail to operate efficiently or otherwise perform as expected, we will be unable to maximize our income under our performance-based contracts. In addition, if we breach our obligations under such contracts, we may be liable for customer losses or damages caused by such breach. Furthermore, any failure on our part to perform our contractual obligations could harm our reputation in the industry and hinder our ability to secure future contracts. Accordingly, our business, operating results, and financial position could be materially and adversely affected.

We depend on, and may have difficulty acquiring and retaining, key management and other personnel.

The PCM-TES industry is competitive and subject to rapid technological, social, and regulatory changes, requiring us to possess significant intellectual capital in order to succeed. We depend on the continued service of our key management personnel and other key employees, in particular our founding shareholder, proposed chief executive officer and proposed executive director, Mr. Chan. Mr. Chan oversees our general business operations and administration, including with respect to research and development, sales and marketing, customer relations, product design, plant construction, PCM production, quality control, and maintenance and technical support. We also rely on Mr. Chan’s authorization to use certain intellectual property rights, including our trademark and domain name. Therefore, Mr. Chan is crucial to the success and continuous growth of our business. If we lose any key management personnel or any other key employee, in particular, Mr. Chan, we may fail to locate a suitable replacement, and we may incur significant time costs as well as expenses recruiting and training a replacement.

Additionally, in order to maintain our business growth, we must identify, attract, hire, develop, motivate, and retain highly-skilled employees, which requires significant time and expense, particularly as competition for such employees in our industry is intense. We may make significant investments to attract and retain new employees but fail to realize returns on these investments. Additionally, changes to our management structure may disrupt our business operations, particularly if our management personnel, including any new hires, fail to work together effectively and to execute our business plans in a timely manner. If any of our plans to hire or retain key management and employees fail to be successfully implemented or to achieve the intended results, our business operations, future development, and financial conditions could suffer a material and adverse impact. The occurrence of any of the foregoing could materially and adversely affect our business, operating results, and financial position.

The PCM-TES industry is competitive and subject to change, and our competitors may have superior financial and technical resources.

Our leading PCM technology and its application in energy saving products to enhance efficiency distinguish us from our competitors. However, our competitors may develop technologies that achieve similar or superior energy savings. Additionally, our competitors may have superior financial and technical resources to devote to research and development, marketing and sales, and maintenance and technical support. Our future success depends on our ability to respond rapidly to evolving technologies, adapt our products and services to changing industry standards and government regulations, and improve the performance and reliability of our products and services. If we fail to achieve any of the foregoing, our products and services may become less attractive to existing and potential customers, which could materially and adversely affect our business, operating results, and financial position.

We may be involved in disputes or legal and other proceedings.

We may be involved in disputes or legal and other proceedings with our customers, suppliers, and sub-contractors. These disputes may lead to litigation or other dispute resolution proceedings, resulting in substantial costs as well as delays in our development and production schedules, and a diversion of resources and management’s attention, regardless of the outcome. We may also have disagreements with regulatory authorities, which may subject us to administrative proceedings and unfavorable decisions that result in penalties or delay or disrupt the development and operations of our facilities. Such litigation, dispute resolution proceedings, and administrative proceedings may materially and adversely affect our business, operating results, and financial position.

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We may fail to protect our intellectual property rights.

We rely on a combination of patents, trademarks, and domain names to operate and promote our business. As of the date of this Prospectus, Mr. Chan owns one registered trademark in Hong Kong and one domain name. Mr. Chan has granted us a license to use this trademark and domain name. Moreover, we have applied for patent registration of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant in the United States and the PRC, and we rely on the relevant laws and regulations in Hong Kong, the United States, and the PRC to protect our intellectual property rights. See “Our Business – Intellectual Property”.

Although our intellectual property rights are protected by relevant laws and regulations, policing unauthorized use of intellectual property may be difficult and expensive, and we may need to resort to litigation to enforce or defend our intellectual property rights or to determine the enforceability, scope, and validity of our proprietary rights or the proprietary rights of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs, which may or may not be recoverable, in part or in full, and harm our business and financial position. Additionally, any infringement of our intellectual property rights associated with our Ultra-High Efficiency Boca Hybrid Power Chiller Plant or other infringement of our intellectual property rights could negatively affect our competitive advantages. If our products and services become less competitive, we may experience a significant loss of income, which could materially and adversely affect our business, operating results, and financial position.

Fluctuation in exchange rates could have a material adverse effect on our results of operations and the price of the Shares.

Our operating subsidiary is based in Hong Kong and maintains its books and records in its local currency, HK$, which is its functional currency, and our reporting currency is also in HK$. Going forward, it is anticipated that a substantial part of our revenues and expenditures will be denominated in foreign currencies, such as U.S. dollars, Euro, Pound sterling, and RMB if we successfully expand our business worldwide. As a result, fluctuations in the exchange rates between HK$ and foreign currencies may affect our relative purchasing power in foreign currencies. Such exchange rate fluctuations and any re-measurement in relation to our consolidated financial statements arising therefrom could reduce our profits and show a skewed translated value of our net assets when reported in HK$. This change in value could materially and adversely impact our business, operating results, and financial position.

We depend on governments to incentivize the development and implementation of energy-saving technologies.

Over 190 countries have signed the Paris Agreement, committing themselves to reducing greenhouse gas emissions, a significant contributor to climate change. In order to satisfy such commitments, many signatories have created incentives for businesses engaged in developing and implementing energy-saving technologies. For example, on January 1, 2018, the Hong Kong government introduced the voluntary Energy Efficiency Registration Scheme for Buildings (the “EERSB”) which serves to encourage building owners to outperform the statutory minimum requirements under the Buildings Energy Efficiency Ordinance (Chapter 610 of the Laws of Hong Kong). All new and existing buildings or premises may apply for joining the EERSB provided that they (i) outperform the statutory minimum requirements on energy performance; and (ii) obtain certificates of good building energy performance through the BEAM Plus Assessment System managed by the Hong Kong Green Building Council or other internationally recognized building environmental assessment systems. The capital expenditure incurred on the construction of energy efficient building installations (including lighting, air-conditioning, and lift and escalator installations) registered under the EERSB may be eligible for accelerated tax deduction. Our business depends on such incentives in order to stimulate demand for our customized energy saving solutions. However, we cannot guarantee that we will continue to benefit from such incentives, as they may be amended or abolished, in which case our business, operating results, and financial position could be materially and adversely affected.

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The market acceptance of energy saving solutions services is not certain.

Our customized energy saving solutions comprises PCM and other technologies that may be unfamiliar to potential customers. In order to promote market awareness and acceptance of such technologies, we regularly engage in presentations and seminars. However, we are unable to guarantee that our energy-saving products and services will be widely accepted by market stakeholders. Failure to achieve market acceptance may prevent us from attracting additional customers and expanding our business, which could materially and adversely affect our business, operating results, and financial position.

Our controlling shareholder has control over our corporate matters.

Mr. Chan beneficially owns and controls 6,360,000 Ordinary Shares that correspond to 80.66% on a pre-Offering basis and approximately 50.65% (assuming underwriter’s option is exercised in full) to approximately 53% (assuming underwriter’s option is not exercised) on a post-Offering basis of our issued and outstanding Ordinary Shares. Mr. Chan will hold control over corporate matters requiring shareholder approval and will independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price.

Our controlling shareholder may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Because our controlling shareholder has control over our corporate matters, his interests may differ from the interests of our company as a whole. The shareholder could, for example, appoint directors and management without the requisite experience, relations or knowledge to steer our company properly because of their affiliations or loyalty, and such actions may materially and adversely affect our business and financial condition. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholder and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could disrupt our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Risks Related to Conducting Business in the PRC

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business, operating results, and financial position.

We anticipate that a substantial part of our future growth and development will be attributable to the PRC market. Accordingly, our business, prospects, financial conditions, and operations may be influenced significantly by the political, economic, and social conditions in China.

The Chinese economy differs from the economies of most developed countries in certain respects, including the amount of government involvement, level of development, growth rate, control of the foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past few decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may harm us. For example, our business, operating results, and financial condition may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past, the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, China’s economic growth has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business, operating results, and financial condition.

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If we become directly subject to the recent scrutiny, criticism, and negative publicity involving Chinese and Hong Kong companies listed in the U.S., we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation and could result in a loss of your investment in our stock, especially if such matter cannot be addressed and resolved favorably.

Recently, U.S. public companies with substantial operations in or close connection with Hong Kong and China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the U.S. Securities and Exchange Commission (“the SEC”). Much of the scrutiny, criticism, and negative publicity has centered around the effects of U.S.-China governmental policies and political climate, financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of such scrutiny, criticism, and negative publicity, the publicly traded stock of such companies has sharply decreased in value and, in some exceptional cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into these allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on our business operations and our stock price. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our Company. This situation will be costly and time consuming and distract our management from growing our Company. If such allegations are not proven to be groundless, our Company and business operations will be severely and negatively affected.

The Chinese government may exert substantial influence over the industry in which we operate.

The PRC government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. In addition, the Hong Kong legal system may rapidly evolve in the near future and may become closely aligned with the legal system in China. As such, the interpretation of many laws, regulations, and rules may be subject to change and the enforcement of these laws, regulations, and rules may involve uncertainties for you and us. Our ability to operate in Hong Kong may be affected by these changes in laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land use and property rights, and other matters. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant impact on the economic conditions of Hong Kong or particular regions thereof, and could require us to divest ourselves of any rights and interest we then hold regarding our business operations in Hong Kong. Any divesture or similar action could materially and adversely affect our business, operating results, and financial condition.

The Chinese government may choose to exert more supervision and control over securities offerings that are conducted overseas and/or foreign investment in issuers based in Mainland China or Hong Kong. Such action could significantly or completely restrict our ability to offer securities to investors and cause the value of such securities to significantly decline.

Recent statements by the PRC government have indicated an intent to stabilize relationships with overseas regulatory authorities and support Chinese companies across all industries to list abroad. However, it remains unclear as to when and how the PRC government will alter its standard of supervision and control over overseas offerings and/or foreign investments in issuers based in Mainland China or Hong Kong.

The PRC government has proposed new rules that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China-based internet giants. As of the date of this Prospectus, our revenue is mainly generated from the Hong Kong market and our business does not involve the collection of user data. Based on our understanding of currently applicable PRC laws and regulations, our Offering in the U.S. is not subject to the review or prior approval of the Cyberspace Administration of China (the “CAC”) or the China Securities Regulatory Commission (the “CSRC”).

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However, uncertainties still exist due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC could significantly or completely restrict our ability to offer securities to investors and could cause the value of such securities to significantly decline, which could materially and adversely affect our business, operating results, and financial position.

If we fail to meet applicable listing requirements, Nasdaq may not approve our listing application, or may delist our Ordinary Shares from trading, in which case the liquidity and market price of our Ordinary Shares could decline.

We cannot assure you that we will be able to meet Nasdaq’s initial listing standards, or that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our Ordinary Shares, we and our shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock”, which would require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news about us and analyst coverage of us; and
●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and the HFCAA all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the U.S. Senate passed the HFCAA requiring a foreign company to certify it is not owned or controlled by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange. On December 2, 2020, the U.S. House of Representatives approved the HFCAA. On December 18, 2020, the HFCAA was signed into law. Additionally, in July 2020, the U.S. President’s Working Group on Financial Markets issued recommendations for actions that can be taken by the executive branch, the SEC, the PCAOB or other federal agencies and department with respect to Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the United States. In response, on November 23, 2020, the SEC issued guidance highlighting certain risks, and their implications to U.S. investors, associated with investments in China-based issuers and summarizing enhanced disclosures the SEC recommends China-based issuers make regarding such risks.

On December 2, 2021, the SEC adopted final amendments to its rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA, which took effect on January 10, 2022. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year, as defined in the rules, under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCAA, including the listing and trading prohibition requirements described above. Under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, and this ultimately could result in our shares being delisted. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years, meaning the number of “non-inspection” years would be decreased from three to two, and thus, would reduce the time before securities may be prohibited from trading or delisted. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a determination report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China; and (2) Hong Kong, a Special Administrative Region of the PRC, because of positions taken by PRC authorities in those jurisdictions, which determinations were vacated on December 15, 2022. Our current auditor, BFB, is not headquartered in mainland China or Hong Kong and was not identified by the PCAOB in its report on December 16, 2021 as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022.

On August 26, 2022, the PCAOB signed a Statement of Protocol, or SOP, Agreement with the CSRC and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigation, establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control. The PCAOB is continuing to demand complete access in mainland China and Hong Kong moving forward and is already making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed. If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the companies audited by those auditors would be subject to a trading prohibition on U.S. markets pursuant to the HFCAA.

If the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong, then the lack of access to the PCAOB inspection in China would prevent the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors could be deprived of the benefits of such PCAOB inspections, if the PCAOB in the future again determines that it is unable to inspect and investigate completely auditors in mainland China and Hong Kong. The inability of the PCAOB to conduct inspections of auditors in China would make it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements. Although our auditor was not identified by the PCAOB in its report as a firm subject to the PCAOB’s determinations, which determinations were vacated on December 15, 2022, should the PCAOB be unable to fully conduct inspection of our auditor’s work papers in China, this could adversely affect us and our securities for the reasons noted above.

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Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Lakewood, Colorado, and has been inspected by the PCAOB on a regular basis with the last inspection in December 2022. However, the recent developments would add uncertainties to our Offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

If the PRC government imposes new requirements for approval from the relevant PRC authorities to issue the Shares to foreign investors or list on a foreign exchange, such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

As of the date of this Prospectus, we and our Hong Kong subsidiary, (i) are not required to obtain permission from any PRC authorities to offer or issue the Shares to foreign investors; (ii) are not subject to permission requirements from the CSRC, CAC or any other PRC regulatory authorities that is required to approve our business operations; and (iii) have not received or been denied such permissions by any PRC authorities. However, given the current PRC regulatory environment, it is uncertain when and whether we or our Hong Kong subsidiary, will be required to obtain permission from the PRC government to list in the U.S. in the future, and even when such permission is obtained, whether it will be denied or rescinded. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this Offering. As of the date of this Prospectus, we have not received any inquiry, notice, warning, sanctions, or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If we and our Hong Kong subsidiary (i) do not receive or maintain such permissions or approvals, should they become applicable to us in the future; or (ii) inadvertently conclude that such permissions or approvals are not required, our operations and financial conditions could be materially and adversely affected, and our ability to offer securities to investors could be significantly limited or completely hindered and the securities currently being offered may substantially decline in value and be worthless.

Risks Related to the Shares

Raising additional capital through the issuance of shares may cause dilution to the shareholdings of our existing shareholders.

Except for in connection with this Offering, we do not have plans to issue additional Shares at present. However, we may do so in the future. As we continue to seek to expand our business, we may require more capital to finance our sales and marketing activities, business operations, research and development, and/or increase in production capacity. If additional funds are raised through the issuance of new equity or equity-linked securities other than on a pro-rata basis to our shareholders, such shareholders may experience a dilution of ownership interest or such new securities may confer rights and privileges that take priority over the Shares registered pursuant to this Offering.

We do not intend to pay dividends on the Shares in the foreseeable future.

We intend to retain any future earnings to finance the development and expansion of our business. Therefore, we do not anticipate paying any cash dividends on the Shares in the foreseeable future unless otherwise resolved by the Board of Directors of the Company (the “Board”). The Board would consider the results of our business operations, financial position, and other factors before it exercises its discretion to pay dividends. As we do not plan to pay dividends at present, capital appreciation of your Shares may be the sole source of income of your shareholdings.

Our director owns a large percentage of our outstanding Shares and could exercise control over some of our corporate matters.

Mr. Chan, our proposed executive director, will beneficially own approximately 50.65% (assuming underwriter’s option is exercised in full) to approximately 53% (assuming underwriter’s option is not exercised) of our outstanding Shares upon the completion of this Offering, depending on whether the Underwriter’s Option is exercised in full. As a result, he can exercise control over some matters that require us to obtain shareholder approval, including the election of directors to our board and approval of significant corporate transactions that we may consider, such as a merger or other sale of the Shares or assets. This concentration of ownership in the Shares will limit the other shareholders’ ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Future sales of substantial amounts of the Shares by existing shareholders could adversely affect the price of the Shares.

If our existing Shareholders sell substantial amounts of the Shares following the Offering, the market price of the Shares could fall. Such sale by our existing Shareholders might make it more difficult for us to issue new equity or equity-linked securities in the future at a time and place we deem appropriate.

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The Shares may be subject to substantial price and volume fluctuation due to a number of factors, many of which are beyond our control and may prevent our shareholders from reselling the Shares at a profit.

The market price of the Shares may be volatile and may fluctuate substantially due to many factors, including:

●	price and volume fluctuations in the overall stock market;

●	announcements of the introduction of new products or services by us or our competitors;

●	actual fluctuation in our quarterly operating results, and concerns by investors that such fluctuations may occur in the future;

●	deviation in our operating results from the estimates of securities analysts or other analysts;

●	additions or departures of key personnel;

●	legislation, including measures affecting the energy services sector; and

●	developments concerning current or future strategic collaborations.

We may incur increased costs as a result of our public reporting obligations, and our management team will be required to devote substantial time to new compliance initiatives.

We may become subject to the periodic reporting requirements for public reporting companies in the United States in the near future. Particularly, after we are no longer an “emerging growth company,” we will continue to incur significant legal, accounting, and other expenses that we have not incurred as a private company. Our management and other personnel would also need to devote a substantial amount of time to ensure our compliance with our reporting obligations. Moreover, these reporting obligations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

We may lose our status as a “foreign private issuer” in the United States, which would result in increased costs related to regulatory compliance under United States securities laws.

The Company will cease to qualify as a “foreign private issuer,” as defined in Rule 405 promulgated under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Rule 3b-4 promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, as of the last business day of our second fiscal quarter, more than 50 percent of the outstanding Shares are directly or indirectly owned by residents of the United States. If we determine that we fail to qualify as a foreign private issuer, the Company will cease to be eligible to avail itself of the forms and rules designated for foreign private issuers beginning on the first day of the fiscal year following such determination. Among other things, this will result in loss of the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) promulgated thereunder, and, if the Company is required to register the Shares under section 12(g) of the Exchange Act, we will have to do so as a domestic Company. Further, any securities that we issue in unregistered or unqualified offerings both within and outside the United States will be “restricted securities” (as defined in Rule 144(a)(3) promulgated under the Securities Act), and will continue to be subject to United States resale restrictions notwithstanding their resale in “offshore transactions” pursuant to Regulation S promulgated under the Securities Act. As a practical matter, this will likely require us to register more offerings of our securities under the Securities Act on either a primary offering or resale basis, even if they take place entirely outside the United States. The resulting legal and administrative costs of complying with the resulting regulatory requirements are anticipated to be substantial, and to subject the Company to additional exposure to liability for which we may not be able to obtain insurance coverage on favorable terms, or at all.

Terms of subsequent financings, if any, may adversely impact investors’ investments.

We may have to engage in equity or debt financings in the future. The rights and the value of each investor’s investment in the Shares could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results. If we need to raise more equity capital from the sale of additional stock, institutional or other investors may negotiate terms at least as, and possibly more favorable than the terms of the investors’ investments.

23

Economic substance legislation of the Cayman Islands may adversely impact us or our operations.

The Cayman Islands, together with several other non-European Union jurisdictions, have recently introduced legislation aimed at addressing concerns raised by the Council of the European Union as to offshore structures engaged in certain activities which attract profits without real economic activity. With effect from January 1, 2019, the International Tax Co-operation (Economic Substance) Act, (2020 Revision) (the “Substance Act”) came into force in the Cayman Islands introducing certain economic substance requirements for in-scope Cayman Islands entities which are engaged in certain “relevant activities,” which in the case of exempted companies incorporated before January 1, 2019, will apply in respect of financial years commencing July 1, 2019, onwards. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the Substance Act. As it is a new regime, it is anticipated that the Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Substance Act. Failure to satisfy these requirements may subject us to penalties under the Substance Act.

The Financial Action Task Force’s Increased Monitoring of the Cayman Islands.

In February 2021, the Cayman Islands was added to the Financial Action Task Force (“FATF”) list of jurisdictions whose anti-money laundering practices are under increased monitoring, commonly referred to as the “FATF grey list.” When the FATF places a jurisdiction under increased monitoring, it means the country has committed to resolve swiftly the identified strategic deficiencies within agreed timeframes and is subject to increased monitoring during that timeframe. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company and its group.

Inclusion of the Cayman Islands in the European Commission list of AML high risk third countries.

On March 13, 2022, the European Commission (“EC”) updated its list of ‘high-risk third countries’ (“EU AML List”) identified as having strategic deficiencies in their anti-money laundering/counter-terrorist financing regimes. The EC has noted it is committed to greater alignment with the FATF listing process and the addition of the Cayman Islands to the EU AML List is a direct result of the inclusion of the Cayman Islands on the FATF grey list in February 2021. It is unclear how long this designation will remain in place and what ramifications, if any, the designation will have for the Company.

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Use of Proceeds

The net proceeds from this Offering (after deduction of underwriting fees and estimated expenses payable by us in relation to this Offering), assuming an offer price of US$4.80 per Share (the “Offer Price”), being the midpoint of the price range set forth on the cover page of this Prospectus, and excluding any exercise of the Underwriter’s over-allotment option are estimated to be approximately US$12.0 million (equivalent to HK$93.6 million). A US$0.50 increase or decrease in the assumed initial public offering price would increase or decrease the net proceeds to us from this Offering by approximately US$1.4 million, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of ordinary shares offered by us as set forth on the cover page of this Prospectus.

We plan to use the net proceeds from this Offering as follows (assuming an offer price of US$4.80 per Share):

●	approximately US$5.6 million (equivalent to HK$43.7 million), representing 46.7% of the net proceeds of this Offering, for expanding the production capacity of our production base for PCM by the construction of a factory with a floor area of approximately 200,000 square feet, together with the acquisition of necessary machinery for production.

●	approximately US$3.2 million (equivalent to HK$25.0 million), representing 26.7% of the net proceeds of this Offering, for repaying our other borrowings.

●	We borrowed HK$3.1 million (equivalent to US$0.4 million) from a bank in 2021. The interest rate was 2.75% per annum. Such borrowing was used for the fulfillment of our obligation in our HAECO project. We plan to repay such bank borrowing upon the listing of the Shares on a national securities exchange, which represents 3.3% of the net proceeds of this Offering.

●	approximately US$2.8 million (equivalent to HK$21.8 million), representing 23.3% of the net proceeds of this Offering, as working capital, operating expenses, and other general corporate purposes.

If the final Offer Price is set at: (i) the lowest; or (ii) the highest of the indicative Offer Price range, the net proceeds from this Offering are estimated to be (i) approximately US$10.6 million; or (ii) approximately US$13.4 million respectively. In such event, the estimated net proceeds will decrease by approximately US$1.4 million or increase by approximately US$1.4 million, respectively.

If the final Offer Price is set at the lowest of the indicative Offer Price range, our plan to use the net proceeds from this Offering will be adjusted as follows:

●	approximately US$4.7 million (equivalent to HK$36.4 million), representing 44.0% of the net proceeds of this Offering, for expanding the production capacity of our production base for PCM by the construction of a factory with a floor area of approximately 200,000 square feet, together with the acquisition of necessary machinery for production.

●	approximately US$3.2 million (equivalent to HK$25.0 million), representing 30.2% of the net proceeds of this Offering, for repaying our other borrowings.

●	We borrowed HK$3.1 million (equivalent to US$0.4 million) from a bank in 2021. The interest rate was 2.75% per annum. Such borrowing was used for the fulfillment of our obligation in our HAECO project. We plan to repay such bank borrowing upon the listing of the Shares on a national securities exchange, which represents 3.8% of the net proceeds of this Offering.

●	approximately US$2.3 million (equivalent to HK$18.2 million), representing 22.0% of the net proceeds of this Offering, as working capital, operating expenses and other general corporate purposes.

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If the final Offer Price is set at the highest of the indicative Offer Price range, our plan to use the net proceeds from this Offering will be adjusted as follows:

●	approximately US$6.5 million (equivalent to HK$51.0 million), representing 48.8% of the net proceeds of this Offering, for expanding the production capacity of our production base for PCM by the construction of a factory with a floor area of approximately 200,000 square feet, together with the acquisition of necessary machinery for production.

●	approximately US$3.2 million (equivalent to HK$25.0 million), representing 23.9% of the net proceeds of this Offering, for repaying our other borrowings.

●	We borrowed HK$3.1 million (equivalent to US$0.4 million) from a bank in 2021. The interest rate was 2.75% per annum. Such borrowing was used for the fulfillment of our obligation in our HAECO project. We plan to repay such bank borrowing upon the listing of the Shares on a national securities exchange, which represents 3.0% of the net proceeds of this Offering.

●	approximately US$3.3 million (equivalent to HK$25.5 million), representing 24.4% of the net proceeds of this Offering, as working capital, operating expenses and other general corporate purposes.

To the extent that the net proceeds are not immediately applied to the above purposes and to the extent permitted by applicable law and regulations, we intend to deposit the net proceeds into short-term demand deposits. We will make an appropriate announcement if there is any material change to the above proposed use of proceeds or if any material amount of the proceeds will be used for general corporate purpose.

Pending determination of the use of the net proceeds from this Offering, we intend to invest them in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and government securities.

We will not receive any proceeds from the sale of shares by the Selling Shareholders.

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Determination of Offering Price

Since the Shares are not listed or quoted on any exchange or quotation system, the offering price of the Shares will be determined by us and Pacific Century Securities, LLC (the “Underwriter”) at the time of pricing.

The prices at which the Shares may actually be sold will be determined by the prevailing public market price for the Shares, by negotiations between the Selling Shareholders and buyers of the Shares in private transactions or as otherwise described in “Plan of Distribution.”

The offering price of the Shares does not necessarily bear any relationship to market value, our book value, assets, past operating results, financial condition, or any other established criteria of value. Accordingly, the offering price should not be considered an indication of the actual value of the Shares.

27

Market for the Shares and Related Shareholder Matters

As of the date of this Prospectus, our authorized share capital is US$50,000 divided into 50,000,000 ordinary shares with a par value of US$0.001 each, of which 9,000,000 ordinary shares are issued and outstanding.

Upon completion of this Offering, 12,000,000 Shares will be issued and outstanding.

Sales of substantial amounts of Shares in the public market could adversely affect prevailing market prices of the Shares.

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Dividend Policy

We have never declared or paid cash dividends to our shareholders, and we do not intend to pay cash dividends in the foreseeable future. We intend to reinvest any earnings in developing and expanding our business. Any future determination relating to our dividend policy will be at the discretion of the Board of Directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, our strategic goals and plans to expand our business, applicable law and other factors that the Board may deem relevant.

Under Cayman law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or our share premium account, and provided further that a dividend may not be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business.

See “Risk Factors – We do not intend to pay dividends on the Shares in the foreseeable future.”

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Dilution

Investors purchasing the Shares in this Offering will experience immediate and substantial dilution in the pro forma as adjusted net tangible book value of their Shares. Dilution in pro forma as adjusted net tangible book value represents the difference between the initial public offering price of the Shares and the pro forma as adjusted net tangible book value per share of the Shares immediately after this Offering.

Historical net tangible book value per share represents our total tangible assets (total assets excluding goodwill and other intangible assets, net) less total liabilities, divided by the number of outstanding Shares. After giving effect to the sale of Shares in this Offering by the Company at an assumed initial public offering price of US$4.80 per share, after deducting US$1,008,000 in underwriting discounts and commissions and estimated offering expenses payable by the Company of approximately US$1,381,294, the pro forma as adjusted net tangible book value as of March 31, 2022 would have been approximately US$10,266,737, or US$0.86 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of US$1.05 per share to our existing stockholders and an immediate dilution of US$3.94 per share to new investors purchasing Shares in this Offering without over-allotment. If the Underwriter exercises the option to purchase additional shares to cover over-allotments in full, the pro forma net tangible book value per Share after giving effect to this Offering would be approximately US$1.02 per share, and the dilution to investors in this Offering would be approximately US$3.78 per Share. The following table sets forth the estimated net tangible book value per Share after this Offering and the dilution to persons purchasing Shares based on the foregoing offering assumptions.

	Offering Without Over-Allotment	Offering With Over-Allotment
	(US$)
Assumed offering price per Share	4.80	4.80
Net (liability) tangible book value per Share before this Offering	(0.19)	(0.19)
Increase per Share attributable to payments by new investors	1.05	1.21
As adjusted net tangible book value per Share after this Offering	0.86	1.02
Dilution per Share to new investors	3.94	3.78

A US$0.50 increase or decrease in the assumed public offering price per Share would increase or decrease our pro forma as adjusted net tangible book value per share after this Offering by approximately US$0.11 per share or US$0.12 per share, respectively ( increase by US$0.13 or decrease by US$0.14, respectively, per share if the over-allotment is exercised in full), and decrease or increase the dilution per share to new investors by approximately US$0.11 per share or US$0.12 per share, respectively (decrease by US$0.13 or increase by US$0.14, respectively, per share if the over-allotment is exercised in full), assuming the number of Shares offered by us, as set forth on the cover page of this Prospectus, remains the same, after deducting the underwriting discount and estimated offering expenses payable by us.

The sale of 700,000 Shares by the Selling Shareholders pursuant to this Prospectus will not result in any additional dilution to our shareholders, because the Selling Shareholders are selling issued and outstanding Shares that they have previously acquired.

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Capitalization and Indebtedness

The following table sets forth the capitalization and indebtedness of the Company as of September 30, 2022 on:

●	an actual basis; and

●	a pro forma as adjusted basis to reflect: (i) the above; (ii) the issuance and sale of 3,000,000 Shares by us in this offering at an assumed initial public offering price of US$4.80 per Share, assuming the Underwriter does not exercise its over-allotment option; and (iii) the issuance and sale of 3,555,000 Shares by us in this Offering at an assumed initial public offering price of US$4.80 per Share, assuming the Underwriter exercises the over-allotment option in full, after deducting underwriting discounts and estimated offering expenses payable by us.

The pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this Offering is subject to adjustment based on the actual net proceeds to us from this Offering. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this Prospectus.

	Actual as at September 30, 2022	As adjusted(1)	As adjusted(2)
	(Unaudited)
	(US$’000)
Total Current Assets	496	12,669	15,146

Total Liabilities	4,943	4,943	4,943

Shareholder’s Equity:
Ordinary Shares, par value US$0.001 per share, 50,000,000 Ordinary Shares authorized, 9,000,000 Ordinary Shares outstanding on an actual basis, 12,000,000 Ordinary Shares outstanding on an as adjusted basis (assuming 3,000,000 Ordinary Shares to be issued in this Offering with no exercise of over-allotment option) and 12,555,000 Ordinary Shares outstanding on an as adjusted basis (assuming the over-allotment option is exercised in full)	9	12	13
Additional paid-in capital	398	12,170	14,646
Accumulated loss	(2,341)	(2,341)	(2,341)
Total Shareholders’ Equity	(1,934)	10,239	12,716
Total Capitalization	3,496	15,669	18,146

(1)	Assuming no exercise of the Underwriter’s over-allotment option

(2)	Assuming full exercise of the Underwriter’s over-allotment option

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Selling Shareholders

The following table sets forth information with respect to the beneficial ownership of the Shares as of January 31, 2023, and after this Offering by each of the Selling Shareholders, based upon the 9,000,000 Shares outstanding as of January 31, 2023, which represents our entire issued and outstanding share capital as of such date. The beneficial ownership of the Shares is determined in accordance with the rules of the SEC and generally includes any Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem Shares subject to options that are currently exercisable or exercisable within 60 days of August 30, 2023, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares which are detailed further in the table below. Following the closing of this Offering, neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their ordinary shares.

	Shares Beneficially Owned Prior to this Offering		Shares to be Sold in this Offering		Shares Beneficially Owned After this Offering
Selling Shareholder	Number of Shares	%	Assuming Underwriter’s Option is Not Exercised	Assuming Underwriter’s Option is Exercised in Full	Number of Shares Assuming Underwriter’ Option is Not Exercised	%	Assuming Underwriter’s Option is Exercised in Full	%
Joyful Star Limited (1)	5,280,000	58.66	—	—	5,280,000	44.00	5,280,000	42.05
Green Circle Limited (2)	1,080,000	12.00	—	—	1,080,000	9.00	1,080,000	8.60
Main Miles Financial Service Holding Limited (3)	540,000	6.00	210,000	210,000	330,000	2.75	330,000	2.63
Niu B Limited (4)	540,000	6.00	210,000	210,000	330,000	2.75	330,000	2.63
Success Hero Limited (5)	540,000	6.00	210,000	210,000	330,000	2.75	330,000	2.63
Wong Tan Suen	360,000	4.00	—	—	360,000	3.00	360,000	2.87
Boca Holdings Limited (6)	240,000	2.67	—	—	240,000	2.00	240,000	1.91
Ma Chi Heng	240,000	2.67	—	—	240,000	2.00	240,000	1.91
Gosmart Consultant Company Limited (7)	180,000	2.00	70,000	70,000	110,000	0.92	110,000	0.88

(1) Joyful Star Limited, a British Virgin Islands company, is 100% owned by Chan Kam Biu Richard. Accordingly, Chan Kam Biu Richard has the sole voting and dispositive power over all the Shares held by Joyful Star Limited. The principal business address of Joyful Star Limited is Green Circle Decarbonize Technology Limited, Unit 1809, Prosperity Place, 6 Shing Yip St., Kwun Tong, Kowloon, Hong Kong.

(2) Green Circle Limited, a British Virgin Islands company, is 100% owned by Chan Kam Biu Richard. Accordingly, Chan Kam Biu Richard has the sole voting and dispositive power of all the Shares held by Green Circle Limited. The principal business address of Green Circle Limited is Green Circle Decarbonize Technology Limited, Unit 1809, Prosperity Place, 6 Shing Yip St., Kwun Tong, Kowloon, Hong Kong.

(3) Main Miles Financial Service Holding Limited, a company incorporated in Hong Kong, is 100% owned by Chau King Hong Claude. Accordingly, Chau King Hong Claude has the sole voting and dispositive power over all the Shares held by Main Miles Financial Service Holding Limited. The principal business address of Main Miles Financial Service Holding Limited is Room 2206-2210, 22/F, China Resources Building, 26 Harbour Road, Hong Kong.

(4) Niu B Limited, a company incorporated in Hong Kong, is 100% owned by Choy Yau Fai. Accordingly, Choy Yau Fai has the sole voting and dispositive power over all the Shares held by Niu B Limited. The principal business address of Niu B Limited is Flat C, 57/F, Tower 3 Sky Tower, Hong Kong.

(5) Success Hero Limited, a company incorporated in Hong Kong, is 100% held by Chan Sze Ming. Accordingly, Chan Sze Ming has the sole voting and dispositive power over all the Shares held by Success Hero Limited.The principal business address of Success Hero Limited is Suite 3101, 31/F, Skyline Tower, 39 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong.

(6) Boca Holdings Limited, a company incorporated in Hong Kong, is owned by Siu Chi Keung (99%) and Yuen Wing Hin Hinton (1%). Accordingly, Siu Chi Keung has the sole voting and dispositive power over all the Shares held by Boca Holdings Limited. The principal business address of Boca Holdings Limited is Green Circle Decarbonize Technology Limited, Unit 1809, Prosperity Place, 6 Shing Yip St., Kwun Tong, Kowloon, Hong Kong.

(7) Gosmart Consultant Company Limited, a company incorporated in Hong Kong, is 100% owned by Cheng Chau Yu. Accordingly, Cheng Chau Yu has the sole voting and dispositive power over all the Shares held by Gosmart Consultant Company Limited. The principal business address of Gosmart Consultant Company Limited is Room 512, 5/F, New Mandarin Plaza Tower B, 14 Science Museum Road, Tsim Sha Tsui East, Hong Kong.

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Selected Financial Data

The following tables set forth selected consolidated financial information for the years ended March 31, 2021 and 2022. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this Prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the Prospectus.

Statement of Profit or Loss and Other Comprehensive Income for the Six Months Ended September 30, 2022 and 2021 and the Years Ended March 31, 2022 and 2021

	For the six months ended September 30,		For the year ended March 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	(HK$)

Revenue	2,709,210	2,825,997	6,867,814	7,105,494
Cost of revenue	(1,793,076)	(1,567,224)	(3,158,984)	(2,966,894)

Gross profit	916,134	1,258,773	3,708,830	4,138,600

Administrative expenses	(3,002,999)	(1,614,356)	(4,030,622)	(3,562,463)

Operating loss	(2,086,865)	(355,583)	(321,792)	576,137
Finance costs	(1,278,848)	(1,152,334)	(2,573,371)	(2,438,784)
Other income	355,700	7,349	12,963	386,166

Loss before tax	(3,010,013)	(1,500,568)	(2,882,200)	(1,476,481)
Income tax recovery (expense)	245,337	(23,398)	130,340	238,094

Loss and comprehensive loss for the year	(2,764,676)	(1,523,966)	(2,751,860)	(1,238,387)

Statement of Financial Position as at September 30, 2022 and March 31, 2022 and 2021

	As at September 30,	As at March 31,
	2022	2022	2021
	(Unaudited)	(Audited)	(Audited)
	(HK$)

ASSETS
Current assets
Cash	288,518	571,655	934,638
Prepayments and deposits	505,940	108,910	100,651
Trade and other receivables	530,964	1,033,147	213,108
Deferred listing expenses	1,439,936	711,205	-
Inventory	421,012	496,454	503,755
Amount due from a shareholder	411,943	274,867	-
Amount due from directors	272,613	1,463,229	1,376,418

Total current assets	3,870,926	4,659,467	3,128,570

Non-current assets
Property, plant and equipment	23,071,095	24,539,109	25,310,329
Right-of-use assets	327,144	572,503	86,925

Total non-current assets	23,398,239	25,111,612	25,397,254

Total assets	27,269,165	29,771,079	28,525,824

Current liabilities
Trade and other payables	4,991,460	3,605,549	4,400,117
Lease liabilities	335,719	535,338	91,169
Contract liabilities	-	-	273,119
Amounts due to shareholder	689,922	689,922	8,105,425
Amount due to director	1,836,326	2,115,914	1,005,914
Bank and other borrowings	30,704,029	31,059,867	30,222,133

Total current liabilities	38,557,456	38,006,590	44,097,877

Non-current liabilities
Lease liabilities	-	42,767	-
Deferred tax liabilities	3,795,633	4,040,970	4,171,310

Total non-current liabilities	3,795,633	4,083,737	4,171,310

Total liabilities	42,353,089	42,090,327	48,269,187

Shareholders’ equity (deficit)
Share capital	70,200	70,200	184
Share premium	3,105,960	3,105,960	-
Other reserve	6,999,999	6,999,999	-
Accumulated deficit	(25,260,083)	(22,495,407)	(19,743,547)

Total Shareholders’ deficit	(15,083,924)	(12,319,248)	(19,743,363)

Total liabilities and shareholders’ deficit	27,269,165	29,771,079	28,525,824

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company’s financial condition and results of operations should be read together with its financial statements and related notes appearing elsewhere in this Prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this Prospectus, including information with respect to the Company’s plans and strategy for its business and related financing, includes forward-looking statements involving risks and uncertainties and should be read together with the “Risk Factors” section of this Prospectus for a discussion of important factors which could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Company Overview

We are a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services. Our mission statement is “to preserve the world by decarbonization technologies”. As an advocate of decarbonization, we design, develop, and provide customized energy saving solutions that increase economic benefits of our clients and reduce carbon emissions for a sustainable future.

As carbon emissions continue to build up in the atmosphere at historic levels, the theme of decarbonization has been gaining momentum on the international stage, and companies and governments all over the world are facing more pressure than ever to develop and execute a meaningful net-zero strategy, especially after the adoption of the Paris Agreement and the Glasgow Climate Pact in 2015 and 2021, respectively. Even though decarbonization strategies vary significantly across industries, it is believed that transitioning to clean-energy sources is a far more visible pathway toward net zero for many organizations. It is in such context that we have devised and have been consolidating our corporate mission to research, develop, strategize, and commercialize our decarbonization technology and products that not only considerably increase economic benefits of our clients, but also contribute to the global campaign of decarbonization and ultimately a more sustainable future.

Our proprietary technology is a PCM thermal energy storage (“TES”) technology. By applying material science and nanotechnology, we have successfully invented and manufactured our PCM which allows temporary storage of excess thermal energy for later use and thereby bridges the gap between energy availability and energy use (“BocaPCM-TES Technology”).

With our industry experience and professional expertise, we have put our BocaPCM-TES Technology into practice and invented our product – “BocaPCM-TES Panel” – a custom-made high-density polyethylene (“HDPE”) plastic encapsulated container fully filled with our PCM solution. Currently, we have developed more than 20 types of PCM, each of which has a unique phase change temperature and TES capacity to accommodate different temperature requirements in various PCM-TES applications. Based on the type of PCM solution filled into the HDPE plastic containers, we are able to manufacture customized BocaPCM-TES Panels with a wide range of operating temperatures from -86°C to +600°C to suit our clients’ needs. Accordingly, our BocaPCM-TES Panels can be utilized in many heating, ventilation, and air conditioning (“HVAC”) and refrigeration applications.

By utilizing our customized BocaPCM-TES Panels, we design, develop, and manufacture our phase change material thermal energy storage system (“BocaPCM-TES System”) and apply it on various central air conditioning systems (collectively, “Ultra-High Efficiency Boca Hybrid Power Chiller Plant”). Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is essentially an advanced cooling system that can be deployed in most existing and new buildings, and it is environmentally friendly with a long lifespan. Operating alongside with our self-developed fully automatic control system, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can increase its efficiency by optimization control model that shifts chiller plant’s cooling load from on-peak periods to off-peak periods through applying real-time electricity demand peak management, resulting in a lower running cost due to lower tariff rate charged during off-peak periods. By doing so, buildings installed with our Ultra-High Efficiency Boca Hybrid Power Chiller Plant are able to reduce at least 40% of electricity consumption during all running time, and approximately 50% to 70% of the running cost (depending on the local electricity tariff) when compared with conventional central air conditioning systems. As a result, our technology and products not only contribute to the global campaign of decarbonization by cutting carbon emissions directly, but also increase economic benefits of our clients.

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To further our corporate mission and better grasp the market opportunities, we continue to strive to develop environmental-friendly, efficient, and cost-saving technologies and solutions for the benefit of our clients and the world at large.

We generated revenue of approximately HK$7.1 million, HK$6.9 million and HK$2.7 million for the years ended March 31, 2021 and 2022, and the six months ended September 30, 2022, respectively, from the sale of PCM in Hong Kong and the performance agreement with Hong Kong Aircraft Engineering Company Limited (“HAECO”) to install our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to replace three pre-existing water-cooled chiller plants in the headquarters of HAECO in Hong Kong International Airport. We intend to market and sell our products in Hong Kong, the PRC, the Republic of Korea and the Middle East.

Coronavirus (COVID-19) Update

Since early 2020, the ongoing COVID-19 pandemic has caused significant disruption to worldwide economic activities, including economic activities in Hong Kong where we operate, and in Mainland China, where the majority of our workforce is based and where we source most of our raw materials. The Chinese government and the local Hong Kong government have imposed travel restrictions and quarantine requirements in response to COVID-19. Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce is concentrated in China, we believe there is a risk that our business, results of operations, and our financial condition will be adversely affected. Potential impact to our results of operations will also depend on future developments and new information that may emerge regarding the duration and severity of COVID-19 and the actions taken by government authorities and other entities to contain COVID-19 or mitigate its impact, almost all of which are beyond our control.

The impact of COVID-19 on our business, financial condition, and results of operations includes, but are not limited to, the following:

●	travel restrictions;

●	our overseas suppliers may delay the delivery of raw material due to the disruption to international shipping, which will affect our production schedule;

●	our customers that are negatively impacted by the outbreak of COVID-19 may reduce their budgets to purchase our products and services, which may materially adversely impact our revenue; and

●	the business operations of our customers have been and could continue to be negatively impacted by the outbreak, which may result in loss of customers or disruption of our business or services, which may in turn materially adversely affect our financial condition and operating results.

Because of the uncertainty surrounding the COVID-19 outbreak, the business disruption and the related financial impact related to the outbreak of and response to the coronavirus cannot be reasonably estimated at this time. For a detailed description of the risks associated with the novel coronavirus, see “Risk Factors—Risks Related to Our Business and Industry — The outbreak of COVID-19 affected, and may continue to affect, our business operation.”

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Operating Results

For the six months ended September 30, 2022 and 2021 and the years ended March 31, 2022 and 2021

The following table summarizes our consolidated statements of operations for the six months ended September 30, 2022 and 2021 and the years ended March 31, 2022 and 2021. The selected financial information has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the Company’s consolidated financial statements and related notes corresponding to such periods.

	For the six months ended September 30,		For the year ended March 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	(HK$)

Revenue	2,709,210	2,825,997	6,867,814	7,105,494
Cost of revenue	(1,793,076)	(1,567,224)	(3,158,984)	(2,966,894)

Gross profit	916,134	1,258,773	3,708,830	4,138,600

Administrative expenses	(3,002,999)	(1,614,356)	(4,030,622)	(3,562,463)

Operating loss	(2,086,865)	(355,583)	(321,792)	576,137
Finance costs	(1,278,848)	(1,152,334)	(2,573,371)	(2,438,784)
Other income	355,700	7,349	12,963	386,166
Loss before tax	(3,010,013)	(1,500,568)	(2,882,200)	(1,476,481)
Income tax recovery (expense)	245,337	(23,398)	130,340	238,094

Loss and comprehensive loss for the year	(2,764,676)	(1,523,966)	(2,751,860)	(1,238,387)

Revenue

For the six months ended September 30, 2022, revenue decreased by approximately HK$0.1 million, or approximately 3.6%, to approximately HK$2.7 million from approximately HK$2.8 million for the six months ended September 30, 2021. This decrease in revenue was mainly due to the decrease in energy saving income.

For the year ended March 31, 2022, revenue decreased by approximately HK$0.2 million, or approximately 2.8%, to approximately HK$6.9 million from approximately HK$7.1 million for the year ended March 31, 2021. This decrease in revenue was mainly due to the decrease in maintenance services income generated from HAECO Project.

Cost of revenue

For the six months ended September 30, 2022, cost of revenue increased by approximately HK$0.4 million, or approximately 25.0%, to approximately HK$2.0 million from approximately HK$1.6 million for the six months ended September 30, 2021. This increase was mainly due to the increase in chiller plant depreciation.

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For the year ended March 31, 2022, cost of revenue increased by approximately HK$0.2 million, or approximately 6.7%, to approximately HK$3.2 million from approximately HK$3.0 million for the year ended March 31, 2021. This increase was mainly due to the depreciation expenses on the Ultra-High Efficiency Boca Hybrid Power Chiller Plant in connection with the HAECO Project.

Gross profit

For the six months ended September 30, 2022, gross profit decreased by approximately HK$0.5 million, or approximately 38.5%, to approximately HK$0.8 million from approximately HK$1.3 million for the six months ended September 30, 2021. This decrease was in line with the decrease in revenue of approximately 2.8% and increase in cost of revenue approximately 25.0%.

For the year ended March 31, 2022, gross profit decreased by approximately HK$0.4 million, or approximately 9.8%, to approximately HK$3.7 million from approximately HK$4.1 million for the year ended March 31, 2021. This decrease was in line with the decrease in revenue of approximately 3.3% and increase in cost of revenue approximately 6.5%.

Administrative expenses

For the six months ended September 30, 2022, administrative expenses increased by approximately $1.4 million, or approximately 87.5%, to approximately HK$3.0 million from approximately HK$1.6 million for the six months ended September 30, 2021. This increase was mainly attributable to the increase in expenses in relation to the proposed listing.

For the year ended March 31, 2022, administrative expenses increased by approximately $0.4 million, or approximately 11.1%, to approximately HK$4.0 million from approximately HK$3.6 million for the year ended March 31, 2021. This increase was mainly attributable to the increase in expenses in relation to the proposed listing.

Finance costs

For the six months ended September 30, 2022, finance costs increased by approximately HK$0.1 million, or approximately 8.3%, to approximately HK$1.3 million from approximately HK$1.2 million for the six months ended September 30, 2021. This increase was mainly due to the increase in other loan interest expense.

For the year ended March 31, 2022, finance costs increased by approximately HK$0.2 million, or approximately 8.3%, to approximately HK$2.6 million from approximately HK$2.4 million for the year ended March 31, 2021. This increase was mainly due to the increase in other loan interest expense.

Liquidity and Capital Resources

As at September 30, 2022 and March 31, 2022 and 2021, the Company had approximately HK$0.3 million, HK$0.6 million and HK$0.9 million in cash and cash equivalents, respectively. Currently, the Company’s working capital requirements are approximately HK$300,000 per month. Assuming net proceeds of approximately US$12.0 million (approximately HK$93.6 million) pursuant to this Offering, the Company believes that it will have sufficient working capital to sustain its operations for 314 months.

Our total capital as at March 31, 2022, is set forth in the table below.

	As at September 30, 2022	As at March 31, 2022
	(Unaudited)	(Audited)
	HK$
Net (cash)	288,518	571,655
Total capital	(15,083,924)	(12,319,248)

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As of September 30, 2022, the Company had no material commitments for capital expenditures.

We may require additional capital for the development of our business operations and commercialization of the products we are currently developing or may develop in the future. See “Risk Factors — Risks Related to Our Business and Industry — Our business relies on debt financing to settle upfront costs in relation to our performance-based contracts.”

For the six months ended September 30, 2022 and the years ended March 31, 2022 and 2021

The following table summarizes our sources and uses of cash and cash equivalents for the six months ended September 30, 2022 and the years ended March 31,2022 and 2021.

	For the year ended September 30,		For the year ended March 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	HK$
Operating Activities
Net cash provided by operating activities	1,750,956	2,774,168	5,229,535	4,037,226

Investing Activities
Purchase of property, plant and equipment	(265,646)	(1,748,904)	(2,378,281)	(1,505,443)

Net cash used in investing activities	(265,646)	(1,748,904)	(2,378,281)	(1,505,443)

Financing Activities
Repayment of borrowings	(355,838)	(297,222)	(366,666)	(633,519)
(Repayment to) advance from former shareholders	-	(415,688)	(345,488)	961,386
Interest paid on borrowings	(1,154,609)	(1,696,802)	(3,184,483)	(4,751,090)
Repayment of lease liabilities, including related interests	(258,000)	(264,000)	(522,000)	(552,000)
Proceeds of borrowings	-	1,204,400	1,204,400	3,355,652

Net cash used in financing activities	(1,768,447)	(1,469,312)	(3,214,237)	(1,619,571)

Net (decrease) increase in cash	(283,137)	(444,048)	(362,983)	912,212

Cash at the beginning of the year	571,655	934,638	934,638	22,426

Cash at the end of the year, represented by bank balances and cash	288,518	490,590	571,655	934,638

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Operating Activities

For the six months ended September 30, 2022, net cash provided by operating activities was approximately HK$1.8 million. The company has net operating cash inflow before movements in working capital of approximately HK$0.2 million. With the net loss of approximately HK$2.8 million, as adjusted for (i) finance costs of approximately HK$1.3 million chiefly consisting of interest on our loans and borrowings and (ii) depreciation of property, plant, and equipment of approximately HK$1.7 million. Movements in working capital resulted in a net cash inflow of approximately HK$1.8 million, primarily consisting of (i) decrease in trade and other receivable of approximately HK$1.6 million, (ii) decrease in trade and other payables of approximately HK$0.2 million. This increase was partially offset by (i) decrease in contract liabilities of approximately HK$0.3 million.

For the year ended March 31, 2022, net cash provided by operating activities was approximately HK$5.2 million. The company has net operating cash inflow before movements in working capital of approximately HK$3.3 million. Primarily consisting of net loss of approximately HK$2.8 million, as adjusted for (i) finance costs of approximately HK$2.6 million chiefly consisting of interest on our loans and borrowings and (ii) depreciation of property, plant, and equipment of approximately HK$3.1 million. Movements in working capital resulted in a net cash inflow of approximately HK$5.2 million, primarily consisting of (i) decrease in trade and other receivable of approximately HK$1.6 million, (ii) decrease in trade and other payables of approximately HK$0.2 million. This increase was partially offset by (i) decrease in contract liabilities of approximately HK$0.3 million and (ii) increase in amounts due from shareholder of approximately HK$0.3 million.

For the year ended March 31, 2021, net cash from operating activities was approximately HK$4.0 million. The company has net operating cash inflow before movements in working capital of approximately HK$4.4 million. Primarily consisting of net loss of approximately HK$1.2 million, as adjusted for (i) finance costs of approximately HK$2.4 million chiefly consisting of interest on our loans and borrowings and (ii) depreciation of property, plant and equipment of approximately HK$2.9 million. Movements in working capital resulted in a net cash inflow of approximately HK$4.0 million, primarily consisting of decrease in trade and other receivables of approximately HK$3.3 million. This increase was partially offset by decrease in contract liabilities of approximately HK$0.8 million.

Investing Activities

For the six months ended September 30, 2022, net cash used in investing activities was approximately HK$0.3 million, as compared to approximately HK$1.7 million for the six months ended September 30, 2021. These amounts primarily reflect the purchase of property, plant, and equipment in connection with the HAECO Project.

For the year ended March 31, 2022, net cash used in investing activities was approximately HK$2.4 million, as compared to approximately HK$1.5 million for the year ended March 31, 2021. These amounts primarily reflect the purchase of property, plant, and equipment in connection with the HAECO Project.

Financing Activities

For the six months ended September 30, 2022, we had net cash used in financing activities of approximately HK$2.2 million, primarily consisting of (i) interest paid on borrowings of approximately HK$1.6 million, (ii) repayment of borrowings of approximately HK$0.4 million and (iii) repayment of lease liabilities of approximately HK$0.3 million.

For the year ended March 31, 2022, we had net cash used in financing activities of approximately HK$3.2 million, primarily consisting of (i) interest paid on borrowings of approximately HK$3.2 million, (ii) repayment of borrowings of approximately HK$0.4 million and (iii) repayment of lease liabilities of approximately HK$0.5 million, partially offset by proceeds of borrowings of approximately HK$1.2 million.

For the year ended March 31, 2021, we had net cash used in financing activities of approximately HK$1.6 million, primarily consisting of (i) interest paid on borrowings of approximately HK$4.7 million, and (ii) repayment of lease liabilities of approximately HK$0.6 million, partially offset by (i) new borrowings of approximately HK$3.4 million and (ii) advance from related party/former shareholders of approximately HK$1.0 million.

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Research and Development

For the years ended March 31, 2021 and 2022, and the six months ended September 30, 2022, our research and development strategies mainly focused on two areas that are fundamental to our growth and business operation, namely our PCM and fully automatic control system:

●	Continuous commitment in developing various PCM. With the outbreak of COVID-19, pharmaceutical companies around the world have been investing a huge amount of resources in the invention of vaccines for protecting the health of the public. However, the delivery of vaccines in a cost-effective way has been an issue for these companies because certain brands of vaccines require a low-temperature environment during transportation. After discovering this potential business opportunity, we carried out numerous experiments and successfully invented seven PCM with phase change temperature ranging from -10.6°C to -86°C. Our PCM is not only applicable in the delivery of vaccines, but we consider that our recently developed PCM also has an important role that it can play in the larger market of cold-chain logistics. In March 2022, we entered into a product development and supply agreement with a Hong Kong company to develop ultra-low temperature transportation boxes as well as a backup system of ultra-low temperature freezer with our PCM. Further details are set out in “Our Business – Our strategy”.

●	Improvement and advancement of our fully automatic control system. Since the operation of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant at the headquarters of HAECO in June 2019, we have been continuously collecting the data generated by our fully automatic control system. After analyzing the data, we are able to monitor the performance of our chiller plant and improve its efficiency by adjusting our fully automatic control system. With more data to be generated in the upcoming years, we aim at further enhancing our control system by developing self-learning capability.

Trend Information

Other than as disclosed elsewhere in this Prospectus, we are not aware of any trends, uncertainties, demands, commitments, or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Investors should review statements made in this Prospectus under “Risk Factors” and “Our Business” for additional information about the Company.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts. In our ongoing business, we do not enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships that are established for the purpose of facilitating off-balance sheet arrangements for other contractually narrow or limited purposes.

Contractual Obligations

The following table provides our contractual obligations as at March 31, 2022.

	Total	Less than 1 year	1-5 years	More than 5 years
	HK$

Long-Term Debt Obligations	43,581,397	13,059,871	8,000,016	22,521,510
Capital (Finance) Lease Obligations	602,000	516,000	86,000	—
Purchase Obligations	—	—	—	—
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under IFRS	6,261,400	6,261,400	—	—
Total	50,444,797	19,837,271	8,086,016	22,521,510

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Capital Expenditures

The following table sets forth our capital expenditures for the six months ended September 30, 2022 and 2021 and the years ended March 31, 2022 and 2021:

	For the six months ended September 30,	For the six months ended September 30,	For the year ended March 31,
	2022	2021	2022	2021
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
	(HK$)
Purchase of property, plant and equipment	(265,646)	(1,748,904)	(2,378,281)	(1,505,443)
Total capital expenditures	(265,646)	(1,748,904)	(2,378,281)	(1,505,443)

Critical Accounting Policies and Estimates

The financial statements have been prepared in accordance with IFRS issued by the IASB.

The financial statements have been prepared on the historical cost basis as explained in the accounting policies set out below.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are accounted for in accordance with IFRS 16 Leases and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

The principal accounting policies are set out below.

Revenue Recognition

Revenue from contracts with customers

The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e., when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

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Control is transferred over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;

●	the Company’s performance creates or enhances an asset that the customer controls as the Company performs; or

●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

Energy saving services income

For the energy saving services, the revenue is recognized in-line with the energy performance contract entered, being at the point of the energy cost saving on electricity consumption.

Maintenance services income

The maintenance service is considered to be a distinct service as it is regularly supplied by the Company to the customer on a stand-alone basis and is available for the customer from other providers in the market. Transaction price is allocated between energy saving services and the maintenance services on a relative stand-alone selling price basis. Revenue relating to the maintenance services is recognized at the point of provision of comprehensive maintenance with the necessary labor and spare parts for the Ultra-High Efficiency Boca Hybrid Power Chiller Project.

Sales of materials

For sales of materials to the customer, revenue is recognized when control of the goods has transferred, being when the goods have been delivered to the customer’s specific location.

IFRS 16 — Lease Operations

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations on or after the date of initial application, the Company assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

Non-lease components are separated from lease components on the basis of their relative stand-alone prices.

The Company as a lessee

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to leases of warehouses that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for lease of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

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Right-of-use assets

The cost of right-of-use assets includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Company; and

●	an estimate of costs to be incurred by the Company in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liability.

Right-of-use assets in which the Company is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. The remaining right-of-use assets are depreciated on a straight-line basis over the term of the leases.

The Company presents right-of-use assets as a separate line item in the statement of financial position.

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Lease liabilities

At the commencement date of a lease, the Company recognizes and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be paid under residual value guarantees;

●	the exercise price of a purchase option reasonably certain to be exercised by the Company; and

●	payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognized as expense in the period on which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

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The Company remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever the lease term has changed, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

The Company presents lease liabilities as a separate line item in the statement of financial position.

Lease modifications

The Company accounts for a lease modification as a separate lease if:

●	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

●	the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Company remeasures the lease liability, less any lease incentives receivable, based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Company accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use assets.

Property, plant and equipment

Property, plant and equipment are stated in the statement of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment, less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

Machinery and Equipment	20%
Office equipment	20%

Impairment losses recognized on property, plant and equipment and right-of-use assets

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

Critical judgements in applying accounting policies

Going concern and liquidity

The Company had sustained losses for nine consecutive years. In particular, the Company incurred loss of HK$2,751,860 for the year ended March 31, 2022, respectively. These conditions indicate the existence of material uncertainties which may cast doubt on the Company’s ability to continue as a going concern. The assessment of the going concern assumptions involves making judgment by the directors of the Company, at a particular point of time, about the future outcome of events or conditions which are inherently uncertain. The directors of the Company consider that the Company has the ability to continue as a going concern notwithstanding the major conditions that may cast doubts about the going concern assumptions.

Useful lift of property, plant and equipment

The Company’s management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of the property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation. Management will change the depreciation charge where useful lives are different from the previously estimated lives. It will also write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. For cost incurred and capitalized as property, plant and equipment, management assessed whether the Company has control over these assets based on relevant regulations and the terms as stipulated in the relevant agreements, where applicable.

Impairment of property, plant and equipment and right-of-use assets

The recoverable amount calculation requires the management of the Company to estimate higher of fair value less costs of disposal and value in use of those assets as the recoverable amount.

Property, plant and equipment and right-of-use assets are stated at costs less accumulated depreciation and impairment, if any. In determining whether an asset is impaired, the Company has to exercise judgement and make estimation, particularly in assessing: (1) whether an event has occurred or any indicators that may affect the asset value; (2) whether the carrying value of an asset can be supported by the recoverable amount, in the case of value in use, the net present value of future cash flows which are estimated based upon the continued use of the asset; and (3) the appropriate key assumptions to be applied in estimating the recoverable amounts including cash flow projections and an appropriate discount rate. When it is not possible to estimate the recoverable amount of an individual asset (including right-of-use assets), the Company estimates the recoverable amount of the cash generating unit to which the assets belong, including allocation of corporate assets when a reasonable and consistent basis of allocation can be established, otherwise recoverable amount is determined at the smallest group of cash generating units, for which the relevant corporate assets have been allocated. Changing the assumptions and estimates, including the discount rates or the growth rate in the cash flow projections, could materially affect the recoverable amounts. Where the actual future cash flows are less than expected, a material impairment loss may arise. The fair value less costs of disposal of certain assets have been determined from market available information.

The carrying amount of property, plant and equipment was HK$23,071,095, HK$24,539,109 and HK$25,310,329 as at September 30, 2022, the March 31, 2022 and 2021, respectively; and the carrying amount of right-of-use assets was HK$327,144, HK$572,503 and HK$86,925. Based on the management assessment, no impairment loss was provided for property, plant and equipment and right-of-use assets for September 30, 2022 and March 31, 2022 and 2021.

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Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk causing a material adjustment to the carrying amounts of assets within the next financial year.

Provision of ECL for trade receivables

The Company uses provision matrix to calculate expected credit loss (“ECL”) for the trade receivables. The provision rates are assessed individually and based on internal credit ratings as groupings of various debtors that have similar loss patterns. The provision matrix is based on the Company’s historical default rates taking into consideration forward-looking information that is reasonable and supportable available without undue costs or effort. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered. In addition, trade receivables with significant balances and credit impaired are assessed for ECL individually. The provision of ECL is sensitive to changes in estimates.

Quantitative and Qualitative Disclosure About Market Risk

Foreign currency risk

The Company is exposed to foreign currency risk primarily through expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currencies giving rise to this risk are primarily US$. As HK$ is currently pegged to US$, our exposure to foreign exchange fluctuations is minimal.

Interest rate risk

The Company is exposed to fair value interest rate risk which arise from lease liabilities. The Company is exposed to cash flow interest rate risk in relation to variable-rate bank balances and variable rate bank borrowing due to the fluctuation of the prevailing market interest rate. The Company currently does not have a policy on hedging interest rate risk. However, the management of the Company monitors interest rate exposure and will consider hedging significant interest rate risk should the need arise.

Sensitivity analysis

No sensitivity analysis is presented since the directors of the Company consider that the Company’s exposure to interest rate risk is insignificant

Credit Risk

As at September 30, 2022 and March 31, 2022 and 2021, the Company’s maximum exposure to credit risk which will cause a financial loss due to failure to discharge an obligation by the counterparties is arising from the carrying amounts of the recognized financial assets as stated in the statement of financial position.

Trade receivables arising from contracts with customers

In order to minimize the credit risk, management of the Company has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. The Company only extends credit to customers based on careful evaluation of the customers’ financial conditions and credit history. Credit sales of products are made to customers with an appropriate credit history. The Company performs impairment assessment under ECL model upon application of IFRS 9 on trade receivables individually or based on provision matrix. In this regard, the directors of the Company consider that the Company’s credit risk is significantly reduced.

Amount due from directors

The Company has considered that credit risks on amount due from directors have not increased significantly since initial recognition and has assessed the ECL under 12-month ECL (“12m ECL”) method based on the Company’s assessment in the risk of default of the respective counterparties.

Other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors of the Company, have no significant increase in credit risk since initial recognition. ECL is estimated based on historical observed default rates over the expected life of debtors and is adjusted for forward-looking information that is available without undue cost or effort. Based on the impairment assessment performed by the Company, the management of the Company considers the loss allowance for other receivables within lifetime ECL was insignificant and accordingly no allowance for losses is provided.

Cash balances

The credit risk on cash balances is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

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Significant concentration of credit risk

The Company’s concentration of credit risk on trade receivables by geographical locations is mainly in North America. The Company has no other significant concentration of credit risk, with exposure spread over a number of counterparties.

The Company’s internal credit risk grading assessment on trade receivables and other financial assets comprise the following categories:

Internal credit rating	Description	Trade receivables	Other financial assets
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	Lifetime ECL - not credit-impaired	12m ECL
Watch list	The counterparty has amounts past-due but is continuously settling after due date and with continuous business transactions with the Company	Lifetime ECL - not credit-impaired	12m ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources while the counterparty is with continuous business transactions with the Company	Lifetime ECL - not credit-impaired	Lifetime ECL - not credit-impaired
Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL - credit-impaired	Lifetime ECL - credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	Amount is written off

The table below details the credit risk exposures of the Company’s financial assets, which are subject to ECL assessment:

The following table shows the movement in lifetime ECL that has been recognized for trade receivables under the simplified approach.

Lifetime ECL
(not credit-impaired)
(HK$)
At March 31, 2020	59,212
Changes due to trade receivables recognized at March 31 2021:
Impairment loss recognized	7,349
Impairment loss reversed	(59,212)

At March 31, 2021	7,349
Changes due to trade receivables recognized at March 31 2022:
Impairment loss reversed	(7,349)

At March 31, 2022	-

At September 30, 2022	-

Liquidity Risk

In management of the liquidity risk, the Company has obtained financial support from its shareholders, which has agreed not to demand for repayment from the Company for the next coming twelve months from the date of reporting period and agreed to provide adequate funds to enable the Company to meet in full its financial obligations as they fall due for the foreseeable future. The Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and mitigate the effects of fluctuations in cash flows. The Company relies on bank borrowings as a significant source of liquidity. The management monitors the utilization of bank borrowings and ensures compliance with the relevant loan covenants.

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The following table details the Company’s remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of the financial liabilities based on the earliest date on which the Company can be required to pay. Specifically bank borrowings with a repayment on demand clause are included in the earliest time band regardless of the probability of the banks choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities are based on the agreed repayment dates.

The table includes both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amounts is derived from the interest rate at the end of the reporting period.

	Weighted average interest rate	On demand or less than 1 month	1 -3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount at March 31, 2022
		HK$	HK$	HK$	HK$	HK$	HK$	HK$

Non-derivative financial liabilities
Trade payables	-	1,007,672	-	-	-	-	1,007,672	1,007,672
Interest payables	-	2,068,307	-	-	-	-	2,068,307	2,068,307
Other payables	-	379,585	-	-	-	-	379,585	379,585
Amounts due to Director	-	2,115,914	-	-	-	-	2,115,914	2,115,914
Amounts due to former Shareholders / related party	-	689,922	-	-	-	-	689,922	689,922
Bank borrowing
-floating rate	2.75%	4,093,200	-	-	-	-	4,093,200	4,093,200
Other borrowings
-fixed rate	5.78%	7,133,334	333,334	1,500,003	8,000,016	22,521,510	39,488,197	26,966,667
Lease liabilities	6.736%	43,000	86,000	387,000	86,000	-	602,000	578,105

Total		17,530,934	419,334	1,887,003	8,086,016	22,521,510	50,444,797	37,899,372

	Weighted average interest rate	On demand or less than 1 month	1 -3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount at March 31, 2021
		HK$	HK$	HK$	HK$	HK$	HK$	HK$

Non-derivative financial liabilities
Trade payables	-	761,592	-	-	-	-	761,592	761,592
Interest payables	-	2,691,019	-	-	-	-	2,691,019	2,691,019
Other payables	-	112,285	-	-	-	-	112,285	112,285
Amounts due to Director	-	1,005,914	-	-	-	-	1,005,914	1,005,914
Amounts due to Shareholders	-	8,105,425	-	-	-	-	8,105,425	8,105,425
Bank borrowing
-floating rate	2.75%	3,088,800	-	-	-	-	3,088,800	3,088,800
Other borrowings
-fixed rate	9.08%	7,300,000	333,334	1,500,003	8,000,016	24,521,514	41,654,867	27,133,333
Lease liabilities	7.54%	46,000	46,000	-	-	-	92,000	91,169

Total		23,111,035	379,334	1,500,003	8,000,016	24,521,514	57,511,902	42,989,537

Bank and other borrowings with a repayment on demand clause are included in the “on demand or less than 1 month” time band in the above maturity analysis. As at March 31, 2022 the aggregate principal amounts of these bank and other borrowings amounted to HK$11,059,867 (2021: HK$10,022,133). Taking into account the Company’s financial position, the directors do not believe that it is probable that the banks and the third-party lenders will exercise their discretionary rights to demand for immediate repayment. The directors believe that such loans will be fully repaid in eight years from the end of the reporting period in accordance with the scheduled repayment dates set out in the loan agreements, details of which are set out in the table below. As at March 31, 2022 the aggregate principal and interest cash outflows of bank and other borrowings with a repayment on demand clause amounted to HK$13,506,557 (2021: HK$12,115,227).

Maturity Analysis – Bank and other borrowings with a repayment on demand clause based on scheduled repayments

	Weighted average interest rate	Less than 1 year	1 -2 years	More than 2 years	Total undiscounted cash flows	Carrying amount
	%	HK$	HK$	HK$	HK$	HK$

March 31, 2022	5.78%	9,420,506	688,400	3,397,651	13,506,557	11,059,867

March 31, 2021	5.47%	8,621,310	661,289	2,832,628	12,115,227	10,022,133

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

Fair value measurements of financial instruments

The fair values of financial assets and financial liabilities are determined in accordance with generally accepted pricing models based on discounted cash flow analysis.

The directors consider that the carrying amounts of other financial assets and financial liabilities recognized in the financial statements approximate their fair values.

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Our Business

Overview

We are a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services. Our mission statement is “to preserve the world by decarbonization technologies”. As an advocate of decarbonization, we design, develop, and provide customized energy saving solutions that bring considerable economic benefits to our clients and reduce carbon emissions for a sustainable future.

As carbon emissions continue to build up in the atmosphere at historic levels, the theme of decarbonization has been gaining momentum on the international stage, and companies and governments all over the world are facing more pressure than ever to develop and execute a meaningful net-zero strategy, especially after the adoption of the Paris Agreement and the Glasgow Climate Pact in 2015 and 2021, respectively. Even though decarbonization strategies vary significantly across industries, it is believed that transitioning to clean-energy sources is a far more visible pathway toward net zero for many organizations. It is in such context that we have devised and have been consolidating our corporate mission to research, develop, strategize, and commercialize our decarbonization technology and products that not only bring considerable economic benefits to our clients, but also contribute to the global campaign of decarbonization and ultimately a more sustainable future.

Our proprietary technology is a PCM TES technology. By applying material science and nanotechnology, we have successfully invented and manufactured our PCM which allows temporary storage of excess thermal energy for later use and thereby bridges the gap between energy availability and energy use.

With our industry experience and professional expertise, we have put our BocaPCM-TES Technology into practice and invented our product – “BocaPCM-TES Panel” – a custom-made HDPE plastic encapsulated container fully filled with our PCM solution. Currently, we have developed more than 20 types of PCM, each of which has a unique phase change temperature and TES capacity to accommodate different temperature requirements in various PCM-TES applications. Based on the type of PCM solution filled into the HDPE plastic containers, we are able to manufacture customized BocaPCM-TES Panels with a wide range of operating temperatures from -86°C to +600°C to suit our clients’ needs. Accordingly, our BocaPCM-TES Panels can be utilized in many HVAC and refrigeration applications.

By utilizing our customized BocaPCM-TES Panels, we design, develop, and manufacture our phase change material thermal energy storage system and apply it on various central air conditioning systems. Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is essentially an advanced cooling system that can be deployed in most existing and new buildings, and it is environmentally friendly with a long lifespan. Operating alongside with our self-developed fully automatic control system, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can increase its efficiency by optimization control model that shifts chiller plant’s cooling load from on-peak periods to off-peak periods through applying real-time electricity demand peak management, resulting in a lower running cost due to lower tariff rate charged during off-peak periods. By doing so, buildings installed with our Ultra-High Efficiency Boca Hybrid Power Chiller Plant are able to reduce at least 40% of electricity consumption during all running time, and approximately 50% to 70% of the running cost (depending on the local electricity tariff) when compared with conventional central air conditioning systems. As a result, our technology and products not only contribute to the global campaign of decarbonization by cutting carbon emissions directly, but also bring considerable economic benefits to our clients.

To further our corporate mission and better grasp the market opportunities, we continue to strive to develop environmental-friendly, efficient and cost-saving technologies and solutions for the benefit of our clients and the world at large.

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We generated revenue of approximately HK$7.1 million, HK$6.9 million and HK$2.7 million for the years ended March 31, 2021 and 2022, and the six months ended September 30, 2022, respectively, from our provision of energy saving services and maintenance services, in particular the performance agreement with HAECO to install our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to replace three pre-existing water-cooled chiller plants in the headquarters of HAECO in Hong Kong International Airport. We intend to market and sell our products and services in Hong Kong, the PRC, the Republic of Korea, and the Middle East.

History

We commenced our business operations in 1992 and established Boca International Limited (“Boca International”), our current major operating entity in Hong Kong. Since then, we have been investing substantial resources in technological advancements, particularly our research and development in PCM and the ancillary technologies for enhancing its commercial applicability.

We have been conducting research and experiments in the physical characteristics and chemical compositions of various PCM. In 1992, one of our most important PCM was invented. It undergoes phase change (solidification) at +8°C, which is the optimum temperature for its application in air conditioning systems.

In 2003, we developed the first-generation BocaPCM solution encapsulation in the form of a stainless-steel ball for improving its durability and the heat transfer efficiency of our PCM. Subsequently, in 2007, with the technological advancement in material science, we switched to HDPE panels in our second-generation encapsulations which significantly lowered the costs and brought our technology one step closer to commercialization. In 2013, we have further improved the design of our HDPE panels by applying ultrasonic welding technology to enhance its heat transfer rate. HDPE panels are used in the production of our existing BocaPCM-TES Panel, which forms an important part of our BocaPCM-TES System.

In 2015, we developed a fully automatic control software for our Ultra-High Efficiency Boca Hybrid Power Chiller Plant which significantly increases its energy saving performance and operation efficiency. Going forward, one of our research and development goals is to upgrade our current fully automatic control system to an artificial intelligence system.

In 2016, Boca International was acquired by SGOCO International (HK) Limited, a SGOCO Group Limited’s (“SGOCO”, currently known as Troops, Inc., NASDAQ: TROO) subsidiary incorporated in Hong Kong with the total consideration of HK$52 million in the form of cash, plus 3.4 million new shares in SGOCO Group Limited. In June 2018, SGOCO transferred 48.9% interest in Boca International as part of the consideration to acquire the entire issued share capital of a limited company. In August 2020, SGOCO disposed the remaining 51.1% interest in Boca International. The entire issued share capital of Boca International was transferred to Joyful Star Limited in September 2020.

During a reorganization in 2022, we established our current offshore holding structure. Specifically, we established the Company in the Cayman Islands on February 15, 2022 as a limited liability corporation under the laws of Cayman Islands. After the completion of the reorganization in 2022, the Company became our offshore holding company and has held our subsidiary directly since then.

Corporate Structure

The Company is a holding company that does not have substantive operations. We conduct our businesses through our wholly-owned subsidiary, Boca International. Boca International was incorporated on June, 16, 1992 as a limited liability corporation under the laws of Hong Kong. The chart below summarizes our corporate structure and identifies the principal subsidiary as of the date of this Prospectus:

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Our Mission

As carbon emissions continue to build up in the atmosphere at historic levels, the theme of decarbonization has been gaining momentum on the international stage, and companies and governments are facing more pressure than ever to develop and execute a meaningful net-zero strategy, especially after the adoption of the Paris Agreement and the Glasgow Climate Pact in 2015 and 2021, respectively.

Paris Agreement

From November 30 to December 12, 2015, the 21st United Nations Climate Change Conference of the Parties (“COP21”) was held in Paris. In the COP21, all members of the United Nations Framework Convention on Climate Change (“UNFCCC”) adopted the Paris Agreement, which is a legally binding international treaty on climate change.

The purpose of the Paris Agreement is to strengthen the global response to the threat of climate change, in the context of sustainable development and efforts to eradicate poverty, including by:

1.	holding the increase in the global average temperature to well below 2°C above pre-industrial levels and pursuing efforts to limit the temperature increase to 1.5°C above pre-industrial levels, recognizing that this would significantly reduce the risks and impacts of climate change (“Paris Agreement Temperature Goal”);

2.	increasing the ability to adapt to the adverse impacts of climate change and foster climate resilience and low greenhouse gas emissions development, in a manner that does not threaten food production; and

3.	making finance flows consistent with a pathway towards low greenhouse gas emissions and climate-resilient development.

It is specifically acknowledged in the Paris Agreement that climate change is a common concern of humankind, and accordingly the fight against climate change and the pursuit of decarbonization is not only an imperative agenda of governments or states, but also requires commitment and active participation and contribution by non-state actors such as businesses, financial institutions, educational institutions, and healthcare institutions. In terms of actual implementation, increasing energy efficiency and moving from fossil fuels to renewable energy are two of the keystones in the battle against climate change and in the transition to a better and more sustainable world.

Glasgow Climate Pact

Under the framework of the Paris Agreement, it requires each of the signing countries to submit a pledge named “nationally determined contributions” (“NDC”) to limit their greenhouse gas emissions, and they are expected to submit their enhanced NDC every five years to ratchet up the ambition to mitigate climate change. Given that the Paris Agreement was signed in 2015, the conference of 2020 was originally scheduled to be the first ratcheting up. However, due to the COVID-19 pandemic, it was postponed to 2021.

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From October 31 to November 13, 2021, the United Kingdom hosted the 26th United Nations Climate Change Conference of the Parties (“COP26”) in Glasgow. After 13 days of negotiations, every attending party at COP26 – representing almost 200 countries – agreed the Glasgow Climate Pact, which is the first climate agreement explicitly planning to reduce unabated coal usage.

The Glasgow Climate Pact not only reaffirms the Paris Agreement Temperature Goal, but also urges each of the signing countries to take further actions to accelerate the development, deployment and dissemination of technologies, and the adoption of policies, to transition towards low-emission energy systems, including by rapidly scaling up the deployment of clean power generation and energy efficiency measures, including accelerating efforts towards the phasedown of unabated coal power and phase-out of inefficient fossil fuel subsidies.

Our Contributions to Decarbonization

As of the date of this Prospectus, all 197 UNFCCC members have either signed or acceded to the Paris Agreement and the Glasgow Climate Pact. This means they have agreed to gradually reduce the use of fossil fuels and carbon dioxide emissions to reach net carbon neutrality by 2050 and keep global warming below 2°C by the year 2100.

Even though decarbonization strategies vary significantly across industries, it is believed that transitioning to clean-energy sources is a far more visible pathway toward net zero for many organizations. In particular, in the utility sector, initiatives like use of energy-efficiency programs, time-of-use pricing and energy-management programs have proven to be more cost effective than investing large capital dollars into expanding energy-generation capacity. It is in such context that we have devised and have been consolidating our corporate mission to research, develop, strategize, and commercialize our decarbonization technology and products that not only bring considerable economic benefits to our clients, but also contribute to the global campaign of decarbonization and ultimately a more sustainable future.

Our Products

TES

TES is a technology that stocks thermal energy by heating or cooling a storage medium so that the stored energy can be used at a later time for heating and cooling applications and power generation. It may involve a 24-hour or alternatively a weekly or seasonal storage cycle depending on the system design. TES systems are used particularly in buildings and in industrial processes. Whilst the output is always thermal, the input energy may be either thermal or electrical.

PCM

By applying material science and nanotechnology, we have successfully invented and manufactured our PCM which allows temporary storage of excess thermal energy for later use and thereby bridges the gap between energy availability and energy use. Furthermore, it provides a large thermal buffer for the optimization of HVAC and refrigeration applications.

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BocaPCM-TES Panel

With our industry experience and professional expertise, we have put our BocaPCM-TES Technology into practice and invented BocaPCM-TES Panels – a custom-made HDPE plastic encapsulated container fully filled with our PCM solution. Currently, we have developed more than 20 types of PCM, each of which has a unique phase change temperature and TES capacity to accommodate different temperature requirements in various PCM-TES applications. Furthermore, raw materials used in all our PCM are natural substances and are non-toxic in nature, which mean they are generally safe to the environment. Based on the type of PCM solution filled into the HDPE plastic containers, we are able to manufacture customized BocaPCM-TES Panels with a wide range of operating temperatures from -86°C to +600°C to suit our clients’ needs. Accordingly, our BocaPCM-TES Panels can be utilized in many HVAC and refrigeration applications.

BocaPCM-TES Panel

BocaPCM-TES Tank

To ensure safe and reliable operation, we adopt the ultrasonic welding method to seal the BocaPCM-TES Panel after it is fully filled with our PCM solution. The design of plastic container has incorporated internal support columns as well as external guide circles so that our BocaPCM-TES Panels can be stacked on top of each other and therefore forming a large self-assembling heat exchanger within the tank (“BocaPCM-TES Tank”). The self-stacking concept can be applied in both water flow system and air flow system, and the gap between each container provides an ideal flow passage with a large heat exchange surface. Since the maximum stacking height of our BocaPCM-TES Panels is approximately two-point-six meters, the diameter of our BocaPCM-TES Tank will normally be less than approximately three meters.

Water Flow System of BocaPCM-TES Tank	Air Flow System of BocaPCM-TES Tank

Our BocaPCM-TES Tank is usually made by steel. Depending on the space availability and structural load, it can be constructed on the rooftop, underground or anywhere of the building. It is usually installed close to the chiller plant in order to minimize pipework and pumping energy penalties. If pressurized tank is required, cylindrical tank can be used to accommodate our BocaPCM-TES Panels with minimum bypass distance.

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Horizontal Cylindrical BocaPCM-TES Tank

BocaPCM-TES System

Our BocaPCM-TES System adopts a modular design architecture. For sites that have limited space concerns, our system can be subdivided into multiple BocaPCM-TES Tanks in parallel or series layout, giving flexibility to our clients.

BocaPCM-TES System – BocaPCM-TES Tanks arranged in parallel and series layout

Fully Automatic Control System

Our team has developed a fully automatic control system to optimize the operation of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant so that it can operate at its maximum coefficient of performance (“COP”) at all times, notwithstanding the cooling load and the temperature of chilled water vary from time to time.

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Our Technology

Types of Refrigeration Units

Different types of refrigeration units have different cooling efficiencies. Subject to the type of compressor being used, refrigeration units can be divided into three categories, namely (1) reciprocating refrigeration unit, (2) screwed refrigeration unit, and (3) centrifugal refrigeration unit.

●	Reciprocating refrigeration unit. It is normally used in occasions where the demand for cooling capacity is low, and its COP is about three to four under standard operating conditions.

●	Screwed refrigeration unit. It is normally used in medium-sized enterprises, and its COP can reach around four to five under standard operating conditions.

●	Centrifugal refrigeration unit. It is normally used in medium and large enterprises, and its COP can reach up to five to six under standard operating conditions.

Centrifugal refrigeration unit has the highest COP and hence it is usually used in central air conditioning systems of commercial buildings. Nonetheless, its average COP can only reach four at most.

Relationship between Cooling Load and COP

In general, a refrigeration unit has to operate at full capacity in order to maximize its COP. However, it is almost practically impossible as the performance of a refrigeration unit is affected by numerous factors, in particular the weather. Most of the time, refrigeration units operate in partial cooling loads, yielding a relatively low COP. As shown in the cooling load to COP graph below, the COP is varied with the change in the temperature of chilled water or the cooling load, and the maximum COP can only be achieved under a particular cooling load with a particular temperature of chilled water.

The operation of centrifugal refrigeration units is different from that of reciprocating refrigeration units and screwed refrigeration units. For centrifugal refrigeration units, their COP can be greatly improved by adding a variable speed motor. As shown in the cooling load to COP graph below, although the COP of a refrigeration unit can be greatly improved when it works under partial cooling loads, there is still limitation for enhancing the COP by using variable speed motors, i.e. the cooling load must be between 40% and 60% in order to reach the highest COP. However, as mentioned above, it is impossible for a central air conditioning system to operate in this interval during most of the year. Therefore, it is difficult to achieve the optimum performance by simply adding a variable speed motor in a centrifugal refrigeration unit.

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Cooling load to COP graph of a refrigeration unit under different chilled water temperatures

Ultra-High Efficiency Boca Hybrid Power Chiller Plant

In order to overcome the aforesaid limitations, we have invented our Ultra-High Efficiency Boca Hybrid Power Chiller Plant by incorporating our BocaPCM-TES System and fully automatic control system into a central air conditioning system so that it not only allows the refrigeration unit to operate in partial cooling loads with high efficiency under an unbalanced strategy, but also guarantees that the total cooling load requirement is satisfied.

Design of Ultra-High Efficiency Boca Hybrid Power Chiller Plant

BocaPCM-TES Hybrid Chiller Plant System:
Due to independent cooling source and cooling load chilled water circulation, the overall chiller plant efficiency will maintain the highest COP which will not be affected by the changes of cooling load, as a result, the overall year round chiller plant efficiency will be increased more than 50% Vs traditional plant.
Chilled Water Return from B Zone
Chilled Water Supply to B Zone
Chilled Water Supply to A Zone
Chilled Water Return from A Zone
Variable Speed Drive Secondary chilled water pumps
Cooling Towers
BocaPCM-TES
Water Cooled Variable Speed Drive Centrifugal Chillers
Low Temp Chiller
High Temp Chiller
Primary Chilled Water Pumps
Low Temp Chiller
High Temp Chiller
Condenser Water Pumps

Ultra High Efficiency BocaPCM-TES Hybrid Power Chiller Plant

All patent rights are reserved by Dr. Richard Chan

28-5-2021

Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is a water flow system, which is mainly comprised of (1) cooling towers, (2) refrigeration units, (3) our BocaPCM-TES System, and (4) our fully automatic control system. The refrigeration units can be the existing refrigeration units (either reciprocating refrigeration unit, screwed refrigeration unit, or centrifugal refrigeration unit) of the central air conditioning system. As for our BocaPCM-TES System, it is formed by multiple BocaPCM-TES Tanks, and each BocaPCM-TES Tank has installed a large number of BocaPCM-TES Panels filled with customized PCM solution. Furthermore, all BocaPCM-TES Panels contain chilled water circulation channels for heat exchange with the PCM solution and hence realize a phase change for thermal energy storage or release. By controlling (1) cooling capacity of the refrigeration unit, (2) water flow of the primary chilled water pumps and (3) water flow of the secondary chilled water pumps, (4) water flow of the condenser water pumps, and (5) air flow of the cooling towers through our fully automatic control system, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant could apply our BocaPCM-TES Technology to store and release energy at its maximum COP.

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Control Models of Ultra-High Efficiency Boca Hybrid Power Chiller Plant

The control models of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant for storing and releasing energy from our BocaPCM-TES System include:

●	Energy Storage Model. When the cooling load demand is low, our fully automatic control system is programmed to control the refrigeration units to operate under the maximum COP. Due to the difference of flow rate between the primary chilled water pumps and the secondary chilled water pumps, the surplus chilled water will flow into our BocaPCM-TES System. As a result, our BocaPCM-TES System will operate in thermal energy storage mode so that all or part of the cooling output of the refrigeration unit will be stored in our BocaPCM-TES System.

●	Energy Release Model. When the cooling load demand is greater than the cooling source, our fully automatic control system is programmed to control the refrigeration units to operate under its corresponding maximum COP and adjust the flow rate between the primary chilled water pumps and the secondary chilled water pumps. As a result, unlike Energy Storage Model, the direction of chilled water flow will be reversed and our BocaPCM-TES System will operate in thermal energy release mode so that the cooling source will meet the cooling load demand.

○	Alternatively, whenever the refrigeration unit is shut down, our BocaPCM-TES System will operate in thermal energy release mode under our fully automatic control system to meet the cooling load demand until all thermal energy stored in our BocaPCM-TES System is exhausted.

●	Low-cost Energy Storage Model. Once the cost of electricity supply falls within a certain price range, our fully automatic control system is programmed to keep the refrigeration units operating under high COP and controls our BocaPCM-TES System to operate in thermal energy storage mode as described above so that additional thermal energy will be stored in our Boca PCM-TES System at the lowest tariff rate for future use.

Seasonality

In general, seasonal factors do not have a significant direct effect on our sales as the demand for our products and services are relatively constant throughout the year. However, we experience seasonal fluctuations in our revenue generated from performance-based contracting projects. For example, in our HAECO Project, we charge the electricity cost saved by the new chiller plant installed by us as our fees. When the demand for air-conditioning decreases, the use of electricity decreases. As a result, in a performance-based contracting project involving central air-conditioning system, we usually generate a higher revenue when the temperature is high, and vice versa.

Sales and Marketing

We are actively marketing our technology and products and we continue to enhance our marketing capabilities. We currently adopt three distinct revenue models, namely (1) Sale and Purchase (“S&P”), (2) Performance-Based Contracting (“PBC”), and (3) Build, Own, Transfer (“BOT”).

●	S&P Model. Under this model, clients would seek our advice on how to improve their existing central air conditioning systems, and we would design a new system employing our BocaPCM-TES Technology for them. Subsequently, we would sell and clients would purchase our BocaPCM-TES Panels, design drawings of the new system and the license to use our fully automatic control system directly. After purchase, clients would engage independent contractors to build and install the new system for their own use.

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●	PBC Model. Under this model, we would enter into performance-based contracts with our clients, the content of which is comprised of (1) a clear set of objectives and indicators, (2) systematic efforts to collect data on the progress of the selected indicators, and (3) consequences, either rewards or sanctions, that are based on the performance of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant. We expect our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can help clients to reduce at least 40% of electricity consumption when compared with their existing central air conditioning systems. Furthermore, since we would own 100% of the project, we would finance and provide the operation and maintenance for the Ultra-High Efficiency Boca Hybrid Power Chiller Plant to our clients. Although this model incurs a higher initial investment cost, but assuming successful implementation, it is expected to give a long-term recurring revenue stream from the amount of electricity that we saved. Our HAECO Project has adopted this model.

●	BOT Model. Under this model, we would build the Ultra-High Efficiency Boca Hybrid Power Chiller Plant and then sell it to our clients. We believe the low running cost of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant would be attractive for factory and building owners as it is able to reduce at least 40% of the electricity consumption during all running time, and reduce approximately 50% to 70% of the running cost when compared with their existing central air conditioning systems.

In order to further promote our business, we have implemented the following measures:

●	Agency Arrangement. We intend to expand our business in other countries. Currently, we have entered into agency agreements with six companies, which are located in Hong Kong, the PRC, Korea, the Middle East and Malaysia. Our agents have the right to sell and/or install certain products relating to our BocaPCM-TES Technology in the following territories:

Location of Our Agent	Permitted Territory(ies)
Hong Kong	Hong Kong and Indonesia
Shanghai, PRC	Mainland China (excluding Hong Kong, Macau and Taiwan)
Guangdong Province, PRC	Mainland China
Korea	Korea
Dubai	Middle East North Africa
Malaysia	Malaysia

●	Customized Payment Terms. We would offer customized payments terms to projects which could generate sustainable revenue, for example installment payments or no upfront costs.

Because the PCM-TES application has not been fully adopted by the building sector, we expect that the customer decision process could require us to spend substantial time educating potential clients and other stakeholders, which may result in a lengthy sales cycle.

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Our Projects and Achievements

From 2006 to 2022, we have successfully completed five projects in Hong Kong and two projects overseas. Currently, we have two ongoing projects in Hong Kong, namely the HAECO Project and the Cold Chain Logistics R&D Project.

Hong Kong projects

●	Hong Kong Institute of Education Project

In June 2008, we were engaged by an engineering contractor for the provision of our BocaPCM-TES Panel with +8°C PCM to be installed in two TES tanks at Hong Kong Institute of Education. Subsequently, from January 2012 to June 2012, we provided further improvement works, which consisted of (i) repairing the two TES tanks; (ii) conducting quality checks on our BocaPCM-TES Panels; and (iii) applying protection paint to the internal surface of the TES tanks.

●	City University of Hong Kong Project

In December 2008, we were engaged by an engineering contractor for the provision of our BocaPCM-TES System at City University of Hong Kong. Our scope of engagement included (i) provision of design consultancy services; (ii) supply of BocaPCM-TES Panels with +8°C PCM and TES tanks; and (iii) installation services of the BocaPCM-TES System.

●	Government Storage Centre Project

In January 2012, we were awarded a contract from the Electrical and Mechanical Services Department of Hong Kong for the provision of BocaPCM-TES System at a government storage center located in Tuen Mun, Hong Kong. Our scope of works included (i) system design and material selection; (ii) supply of BocaPCM-TES Panels and TES tanks; and (iii) provision of testing and commissioning services.

●	IBM Data Center Project

In April 2012, we were engaged by an engineering contractor for the provision of our BocaPCM-TES System at a data center of IBM located in Tseung Kwan O, Hong Kong. Our scope of engagement included (i) supply of BocaPCM-TES Panels with +8°C PCM and TES tanks; and (ii) installation services of the BocaPCM-TES System.

●	Hong Kong Science and Technology Park Project

In August 2012, we were engaged by an engineering contractor for the provision of our BocaPCM-TES System at the Hong Kong Science and Technology Park. Our scope of engagement included (i) system design; (ii) supply of BocaPCM-TES Panels with +8°C PCM; and (iii) provision of testing and commissioning services.

●	HAECO Project

On April 21, 2017, we entered into a performance agreement with HAECO to install our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to replace three pre-existing water-cooled chiller plants in the headquarters of HAECO in Hong Kong International Airport. Pursuant to the performance agreement with HAECO, we agreed to provide the following services, namely: (i) carrying out measurement and calculation for coefficient of performance of the existing chiller plants used by HAECO and preparing a detailed design of the new chiller plant; (ii) installing the new chiller plant; and (iii) providing maintenance and repairing services for the new chiller plant for 120 months from the date of handover the New Chiller Plant (“Term”). We handed over the new chiller plant to HAECO on 18 June 2019 and commenced the Term since then. HAECO did not need to make any upfront payment for installation of our chiller plant, instead we will receive the difference of the electricity cost between HAECO’s previous chiller plants and the new chiller plant during the Term as our fee. We will provide a rebate to HAECO at the agreed rate according to the performance agreement. The overall average energy consumption of HAECO’s central air conditioning systems in Hong Kong International Airport has reduced by approximately 60% after the installation of our chiller plant.

●	Cold Chain Logistics R&D Project

In March 2022, we entered into a product development and supply agreement with Gene Company Limited (“GeneHK”) for a term of five years. GeneHK is a Hong Kong company focusing on (i) distributing molecular and cell biology instrumentation, reagents and consumables; and (ii) providing consultation services on research projects and experimental techniques. Through the collaboration with GeneHK, we strive to apply our BocaPCM-TES Technology in cold chain logistics and explore new business opportunities. In July 2022, GeneHK has placed orders with us for the provision of our BocaPCM-TES Panels with -50°C PCM to be used in the ultra-low temperature transportation boxes jointly developed by GeneHK and us. In light of the positive feedback from customers, we expect to receive further orders in relation to cold chain logistics.

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Overseas projects

●	Zero Energy Office Building Project

In 2006, we were engaged by a Malaysian contractor for the provision of FlatICE containers filled with specified PCM. Our PCM was used in the Zero Energy Office building in Malaysia as part of its energy saving design.

●	Heat Pump TES Project

In 2007, we supplied FlatICE containers filled with specified PCM to an Italian company which specializes in the design and manufacture of printers for labeling, marking and automatic coding of industrial products.

Awards relating to Ultra-High Efficiency Boca Hybrid Power Chiller Plant

In 2021, we received several high-profile awards and industry accolades for our technology and activities in the HAECO Project. These include:

●	SDG Enterprise Awards 2021;

●	Most Valuable Companies in Hong Kong 2021; and

●	Hong Kong’s Most Outstanding Business Awards 2021.

Competitive Strengths

Research has shown that PCM-TES application has the potential to be a cost-effective and sustainable energy saving solution. We believe our business has the following strengths which distinguish us from our competitors and position us to capitalize on the expected continued growth in the energy saving market:

●	Recognized Know-How and Expertise. We are one of the few companies in Asia who possess the PCM-TES technology. We successfully applied our BocaPCM-TES Technology into our Ultra-High Efficiency Boca Hybrid Power Chiller Plant, and its performance has been recognized by a number of awards.

●	Interdisciplinarity. We have not only possessed the engineering and technical knowledge of PCM-TES Technology, but also invented our own PCM and developed our own fully automatic control system for the construction and operation of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant.

●	Energy Saving Mechanism. The cooling capacity output of conventional central air conditioning systems is adjusted corresponding to the cooling load demand. In other words, when the cooling load demand is low, the COP of the refrigeration unit will decrease. In contrast, our BocaPCM-TES System allows thermal energy storage and release, enabling the refrigeration unit to operate under the highest COP possible. If the cooling output of the refrigeration unit is higher than the cooling load demand, additional thermal energy will be stored in our BocaPCM-TES System. Contrarily, if the cooling output of the refrigeration unit cannot meet the cooling load demand, our BocaPCM-TES System will release thermal energy, thereby improving the efficiency of the system.

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●	Reduced Running Cost. Since the rate of electricity tariff is different between on-peak periods and off-peak periods, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is able to shift chiller plant’s cooling load from on-peak periods to off-peak periods through applying real-time electricity demand peak management with our self-developed fully automatic control system. Due to the cooling load shifting mechanism, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can operate and reserve necessary thermal energy during off-peak periods in which energy cost is low. The reserved thermal energy can then be released and utilized during on-peak periods to reduce electricity consumption and therefore achieve a lower electricity running cost. Compared with conventional central air conditioning systems, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can reduce approximately 50% to 70% of the running cost (depending on the local electricity tariff).

In the HAECO Project, the operation data of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant has been recorded once every hour and all data are stored for continuous monitoring and further analysis. From June 2019 to June 2020, we recorded a total electricity running cost of approximately HK$5.8 million while the original electricity running cost, if the old chiller plants were used, was estimated to be approximately HK$14.6 million for the same period. From June 2020 to June 2021, we recorded a total electricity running cost of approximately HK$6.8 million while the original electricity running cost, if the old chiller plants were used, was estimated to be approximately HK$15.2 million for the same period. Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant has successfully achieved a significant reduction in the electricity running costs of our customer’s air conditioning system. The average electricity cost savings were approximately 60% and 56% for the 2019-2020 period and 2020-2021 period, respectively. In addition, our customer has estimated that over 4,000,000 kilograms of carbon dioxide emission will be reduced on an annual basis after using our Ultra-High Efficiency Boca Hybrid Power Chiller Plant.

●	Reduced Use of Space. By shifting part of the chiller plant’s cooling load from on-peak periods to off-peak periods, it allows us to reduce the size of the cooling machinery and hence reduce the use of space.

●	Increased Capacity. Compared with conventional central air conditioning systems, our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can store additional thermal energy in our BocaPCM-TES System for later use, which increase the system output without having extra machinery.

●	Environmentally Friendly. By using our Ultra-High Efficiency Boca Hybrid Power Chiller Plant, electricity consumption can be reduced at least 40% during all running time, which cuts direct and indirect carbon dioxide emissions.

●	User-friendly System. We have simplified the design of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant and reduced the number of control valves typically needed in conventional central air conditioning systems. Basically, it stores and releases thermal energy by controlling the cooling capacity of the refrigeration unit and the water flow and air flow inside the system.

●	Efficient System. Compared with other PCM-TES systems on the market, our BocaPCM-TES System can offer a quicker response, which make our Ultra-High Efficiency Boca Hybrid Power Chiller Plant more efficient.

●	Lower Maintenance Cost. Our Ultra-High Efficiency Boca Hybrid Power Chiller Plant offers a more reliable operation by allowing the machineries to run around the clock, which lower the chance of machine malfunction and thus lower the maintenance cost.

●	Tailor-made Energy Saving Solution. We can adjust our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to suit our clients’ needs so that the overall machinery capacity and TES capacity would match the system cooling loads.

●	Stand-by Capacity. In case the main machinery fails, our BocaPCM-TES System can act as the back-up facility by utilizing the thermal energy stored inside to handle the system cooling loads.

●	Diversified Management Team. Each of our board members has his/her unique experience, and together they form a balanced and competent team.

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Competition

The PCM-TES industry is highly specialized and dominated by a relatively small number of companies in the world. Our direct competitors are PCM manufacturers, including but not limited to Microtek Laboratories Inc., Croda International Plc., and PCM Products Limited. We also compete indirectly with other conventional chiller plant suppliers and energy saving companies, including but not limited to Carrier Global Corporation, Johnson Controls International Plc., and Mitsubishi Heavy Industries Group. We compete on the basis of system performance and features, total running costs, reliability and system lifespan, sales and marketing capabilities, after sale support and maintenance.

Our Strategy

Since our founding in 1992, we have been on a mission to cut carbon emissions globally with environmentally friendly solutions that improve how the world uses energy. Key elements of our strategy include:

●	Substantial Reliance on the PBC Model. In order to implement our mission statement “to preserve the world by decarbonization technologies” step-by-step towards a decarbonized world, we intend to substantially rely on the PBC model. Based on the track records of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant, we expect to help our clients not only reduce their carbon emissions, but also earn carbon credits to be sold in the carbon markets.

●	Strategic Alliance and Solicitation. With the purpose of promoting decarbonization and reducing carbon emissions, we intend to co-operate with non-governmental organizations and green funds to work on different decarbonization projects, and solicit business from companies with decarbonization targets or with high electricity consumption rate.

●	Continuous Innovation and Advancement of Our Energy Saving Solutions. We intend to continue to innovate our Ultra-High Efficiency Boca Hybrid Power Chiller Plant by developing new and enhanced technologies and solutions. Our research and development strategy currently focus on:

1.

Cold Chain/Cold Store. We are collaborating with GeneHK to apply our BocaPCM-TES Technology in developing and manufacturing (i) ultra-low temperature transportation boxes to store samples in extremely low temperatures; and (ii) freezer backup systems to protect samples stored in low or ultra-low temperature freezer in case it is out of electricity (collectively, the “Research Projects”). Pursuant to the product development and supply agreement entered into between GeneHK and us, we agreed to engage in the Research Projects and supply them with a range of products in accordance with their specifications and requirements, exclusively, with regard to certain territories and market sectors. The exclusive territories comprise Mainland China, Hong Kong, Macau and Taiwan and the exclusive market sectors comprise scientific research, medical, diagnostic, pharmaceutical, life sciences, and biotechnology.

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2.	Liquid Cooling Technology. We are designing a dual circuit liquid cooling system for data centers with an aim to minimize their operating costs and noise generation. By making use of: (i) basic cooling by refrigeration units; and (ii) direct liquid cooling to the central processing units by heat transfer media oil, our liquid cooling system will conduct heat outside of the data centers and therefore lower the temperature by radiation. We expect to provide efficient cooling effect to all the servers and storage devices in data centers and help to minimize the noise generated by higher processor speeds.

3.	Artificial Intelligence System. Currently, we are trying to incorporate model predictive control technology into our existing fully automatic control system. We expect this advanced system with self-learning capability can calculate and maintain a more accurate maximum COP so that our Ultra-High Efficiency Boca Hybrid Power Chiller Plant can operate more efficiently.

4.

Domestic Heating System. Depending on the phase change temperatures of different PCM, our BocaPCM-TES Technology can be applied in a wide range of energy storage systems. As mentioned above, our +8°C PCM allows our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to store and release cold energy at the optimum temperature to promote cost-effectiveness. In contrast, we have also invented a PCM with a phase change temperature at +58°C, which is the optimum temperature for storing heat energy obtained from solar power for domestic use. Moreover, instead of the traditional photovoltaic system that converts light into electricity using semiconducting materials, we seek to develop a heat storage system by combining our BocaPCM-TES Technology with vacuum tube solar collector which stores heat energy more efficiently. The heat energy stored in the system can be discharged for domestic use, such as underfloor heating. In order to commercialize the domestic heating system and expand the scale of production, the Company is planning to acquire a manufacturer of vacuum tube solar collector.

●	Further Expansion of Our Project Related Services. We currently offer to clients the following project related services:

1.	Project Management. We offer clients project management services to ensure the process of installing our Ultra-High Efficiency Boca Hybrid Power Chiller Plant is managed in conjunction with the overall project plans, and we will oversee the entire project from end to end.

2.	Commissioning of the System. We commission our Ultra-High Efficiency Boca Hybrid Power Chiller Plant to ensure that our system is providing the performance and operations that were committed to the client.

3.	Operations and Maintenance. We offer to our clients operational and maintenance plans to keep our system in top performance. This consists of both remote monitoring of the system’s performance as well as periodic onsite visits to perform routine inspection and maintenance.

We plan to expand our resources and capabilities in project related services to meet our clients’ needs. This expansion will include adding employees to perform the work, as well as contracting and certifying qualified third parties to perform the commissioning, operations and maintenance services.

●	Arrangement of Project Financing. We intend to co-operate with banks and other financial institutions to arrange project finance to our potential clients for building and installing our Ultra-High Efficiency Boca Hybrid Power Chiller Plant.

●	Mass production of BocaPCM-TES Panels. We expect a steady growth of demand for our Ultra-High Efficiency Boca Hybrid Power Chiller Plant because it has the potential to be installed in all new and existing buildings. In order to satisfy such enormous demand, we intend to set up our own factory for mass production of BocaPCM-TES Panels in the PRC.

Project Development and Manufacturing

The value chain below shows the technical project development process, which can be divided into four different steps: project planning, manufacturing, installation, and operation and maintenance. We are active in all of the stages, either independently or through sub-contractors.

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We perform the initial project planning phase, which includes detailed feasibility studies and project design activities. Following the planning phase, our team then engages with manufacturers and suppliers for the procurement, manufacturing and assembling of our products. Except for our BocaPCM-TES Panels and the fully automatic control system, all components and materials used in our products are manufactured by parties who we believe are experienced third-party manufacturers and suppliers. The installation of the project is then performed by a selected experienced civil engineering company. After installation, depending on the revenue model for a particular project (S&P, PBC or BOT), the operation and maintenance is either performed by our team directly or by a local subcontractor or by the client after undergoing training in the operation and maintenance of our technology.

In most projects, we work with different suppliers and manufacturers throughout the value chain. We work with and procure parts from experienced manufacturers with extensive expertise and product quality such as Mitsubishi Heavy Industries, Ltd. Part of our rationale in procuring parts from and working with experienced manufacturers is to ensure the long lifespan of our products. According to our experience, components provided by experienced manufacturers are generally with good quality and long durability. Nonetheless, we do not believe that we are dependent on any single vendor for manufacturing the components of and materials for our products.

In addition, since our products are comprised of customized components provided by experienced manufacturers, we believe we face some exposure to fluctuations in the prices of raw materials or other supplies, including nanomaterials, inorganic salt and HDPE materials, which influence the price of components provided by the experienced manufacturers we work with.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on trademark, copyright and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights.

As of the date of this Prospectus, Chan Kam Biu Richard (“Mr. Chan”) owned one registered trademark in Hong Kong which is the name and logo “BocaPCM”, and the domain name “pcm-tes.com”. He has granted a license to us to use such name and logo, and the domain name. No other person or entity can register or use the name and logo of BocaPCM as a prefix for any trademark or use the domain name “pcm-tes.com” without the written consent of Mr. Chan.

The following is a list of our current patents and patent applications:

Country	Application/Patent Number	Subject	Status
PRC	ZL202121831087.9	National Utility Model Patent Certificate: Ultra-High Efficiency Boca Hybrid Power Chiller Plant	Approved
PRC	202110902392.0	National Invention Patent Certificate: Ultra-High Efficiency Boca Hybrid Power Chiller Plant	Pending approval
U.S.	17545636	High-Efficient Central Chiller Plant System with Variable Load by Phase Change Material Thermal Energy Storage	Pending approval

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Employees

We had 5, 4 and 4 employees as of March 31, 2021 and 2022, and September 30, 2022, respectively. All of our employees were located in Hong Kong.

The following table sets forth the number of our employees by function as of September 30, 2022:

Function	Number of Employees

Management	1

Accounting and finance	2

Sales and marketing	1

Total	4

As required by Hong Kong laws and regulations, we participate in a pension scheme under the rules and regulations of the Mandatory Provident Fund Scheme Ordinance (the “MPF Scheme”) for all employees in Hong Kong. The contributions to the MPF Scheme are based on a minimum statutory contribution requirement of five per cent of eligible employees’ relevant aggregate income up to a maximum of HK$1,500 per employee per month. For the years ended March 31, 2021 and 2022, and the six months ended September 30, 2022, the pension contributions made by us were HK$60,950, HK$36,400 and HK$19,800, respectively. We have not experienced any significant labor disputes or any difficulties in recruiting staff for our operations.

Property and Facilities

Our headquarters is located in Hong Kong, an office consisting of approximately 947 square feet of office space. We have a three-year lease on our headquarters, which will expire on December 31, 2025.

In addition to our headquarters, we lease approximately 4,600 square feet of factory space in Hong Kong. Our factory is subject to a two-year lease, which will expire on May 31, 2023.

We only manufacture the BocaPCM-TES Panels in our factory. We would engage manufacturers and suppliers for the procurement and manufacturing of other components of our Ultra-High Efficiency Boca Hybrid Power Chiller Plant. We currently do not own or lease any other manufacturing facilities.

We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. As of the date of this Prospectus, we are involved in one legal proceeding filed at the Small Claims Tribunal of Hong Kong by a material supplier of our former subcontractor with an amount in dispute of HK$75,000. This legal proceeding is ongoing. Save as disclosed above, we are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

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Regulation

As we conduct business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Hong Kong laws and regulations relating to trade description

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (“TDO”) aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supply or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that is a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Hong Kong laws and regulations relating to supply of services

Pursuant to Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (“SOS(IT)O”), in every contract for the supply of service, where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill. The SOS(IT)O, provides that where, under a contract for the supply of a service by a supplier acting in the course of a business, the time for the service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time. The SOS(IT)O, provides that where, under a contract for the supply of a service, the consideration for the service is not determined by the contract, is not left to be determined in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the party contracting with the supplier will pay a reasonable charge.

Hong Kong laws and regulations relating to sales of goods

Pursuant to Sale of Goods Ordinance (Chapter 26 of the Laws of Hong Kong) (“SOGO”), in every contract of sale, there is an implied warranty that the goods are free, and will remain free until the time when the property is to pass, from any charge or encumbrance not disclosed or known to the buyer before the contract is made and that the buyer will enjoy quiet possession of the goods except so far as it may be disturbed by the owner or other person entitled to the benefit of any charge or encumbrance so disclosed or known. The SOGO provides that there is an implied condition that the goods shall correspond with the description where there is a contract for the sale of goods by description, and there is any implied condition or warranty as to the quality or fitness for any particular purpose of goods supplied under a contract of sale. Where the seller sells goods in the course of a business, there is an implied condition that the goods supplied under the contract are of merchantable quality.

Hong Kong laws and regulations relating to business registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person, whether a company or an individual, who carries on a business in Hong Kong to apply for business registration certificate from the Inland Revenue Department within one month from the date of commencement of the business, and to display the valid business registration certificate at the place of business. Any person who fails to apply for business registration or display a valid business registration certificate at the place of business shall be guilty of an offence, and shall be liable to a fine of HK$5,000 and to imprisonment for 1 year.

Hong Kong laws and regulations relating to intellectual properties rights

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (“TMO”) provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TDO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mark, or possessing or using equipment for the purpose of forging a trade mark.

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Patents Ordinance (Chapter 514 of the Laws of Hong Kong) provides the framework for “re-registration” system of Chinese, UK and European patents in Hong Kong. The Patents (Amendment) Ordinance 2016, which came into full effect in Hong Kong on 19 December 2019 provided a new framework for a new patent system - an “original grant patent” system, running in parallel with the “re-registration” system.

Copyright Ordinance (Chapter 528 of the Laws of Hong Kong) (“CO”) provides comprehensive protection for recognized categories of underlying works such as literary, dramatic, musical and artistic works. The CO restricts unauthorized acts such as copying and/or making available copies to the public of a copy right work.

Hong Kong laws and regulations relating to competition

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (“Competition Ordinance”) prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year, up to a maximum of three years in which the contravention occurs.

Hong Kong laws and regulations relating to employment and labor protection

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (“EO”), all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (“MPFSO”), every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund (MPF) scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant MPF scheme the amount determined in accordance with the MPFSO.

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (“ECO”), all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. An employer failing to do so may be liable to a fine and imprisonment.

Pursuant to Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (“MWO”), an employee is entitled to be paid wages no less than the statutory minimum wage rate during the wage period. With effect from May 1, 2019, the statutory minimum hourly wage rate is HK$37.5. Failure to comply with MWO constitutes an offence under EO.

Pursuant to the Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong), employers, so far as reasonably practicable, must ensure the safety and health at work of all the employer’s employees in their workplaces by: (i) providing and maintaining plant and work systems that do not endanger safety or health; (ii) making arrangements for ensuring safety and health in connection with the use, handling, storage and transport of articles and substances; (iii) providing all necessary information, instruction, training and supervision for ensuring safety and health; (iv) maintaining the workplace under its control in a condition that is safe and without risks to health, and providing and maintaining means of access to and egress from the workplace that are safe and without any such risks; and (v) providing and maintaining a working environment that is safe and without risks to health. Any employer who fails to comply with the above provisions commits an offence and shall be liable on conviction to a fine of HK$200,000. An employer who fails to comply with the above provisions intentionally, knowingly or recklessly commits an offence and shall be liable on conviction to a fine of HK$200,000 and to imprisonment for six months.

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Directors, Senior Management and Employees

Directors and Senior Management

The following table sets out the Company’s executive officers, significant personnel and directors as of the date of this Prospectus:

Name	Position	Age	Term of Office	Principal Business Activities Performed Outside the Company and its subsidiary
Executive Directors:
Chan Kam Biu Richard	Chief Executive Officer and Director	65	n/a	n/a
Lui Lai Yuen	Chief Administrative Officer and Director	63	n/a	n/a
Independent Non-Executive Directors:
Michele Takis Matsuda	Director	58	One Year	Director of Procana Company Limited
Hui Ringo Wing Kun	Director	41	One Year	Executive director of the Hatcher Group Limited; director of VBG Capital Limited, VBG Consulting (Beijing) Co, Ltd. and VBG Asia Limited
Yuen Sau Ying Christine	Director	56	One Year	Partner of Messrs. Tse Yuen Ting Wong
Significant Employee:
Lai Tai Yan	Chief Financial Officer	49	One Year	Chief executive officer of BOA International Securities Limited and BOA Global Asset Management Limited

The Company has entered into a service agreement with Lai Tai Yan. The Company also intends to enter into employment agreements with Chan Kam Biu Richard and Lui Lai Yuen, and letter of appointments with Michele Takis Matsuda, Hui Ringo Wing Kun, and Yuen Sau Ying Christine.

Certain Relationships

Except as set forth above and in our discussion below in “Interest of Management and Others in Certain Transactions,” none of our directors, executive officers or significant employees have been involved in any transactions with us or any of our directors, executive officers, significant employees, affiliates, or associates that are required to be disclosed pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

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Business Experience

Chan Kam Biu Richard

Chief Executive Officer and Executive Director

Mr. Chan will serve as our Chief Executive Officer and director as of the effective date of the registration statement of which this Prospectus forms a part. He has over 40 years of experience in the field of electrical and mechanical engineering and construction project management. He founded Boca International in 1992 for research and development purposes. Since June 1995, he has served as a managing director of Boca International. Previously, Mr. Chan served as a Senior Project Engineer of Hutchison Whampoa Properties Limited from September 1989 to March 1995. From 1988 to 1989, he was a Resident Electrical and Mechanical Engineer at Wong & Ouyang (HK) Limited and, between 1979 and 1988, he worked as an engineer at several Hong Kong companies, including The Jardine Engineering Corporation Limited. Mr. Chan holds a higher diploma in mechanical engineering from the Hong Kong Polytechnic (now known as the Hong Kong Polytechnic University), and a master’s and doctoral degree in business administration from the Newport University. He was appointed as a member of the Hong Kong Invention Association on March 18, 2022.

Lui Lai Yuen

Executive Director

Ms. Lui will serve as our Chief Administrative Officer and director as of the effective date of the registration statement of which this Prospectus forms a part. She served as a director of Boca International from 1992 to 2016 and has again held this position since November 2020. She is responsible for administrative and financial management of Boca International. She also oversees the day-to-day business operation of Boca International. Ms. Lui holds a bachelor’s degree in business administration from La Jolla University, San Diego, California.

Michele Takis Matsuda

Independent Non-Executive Director

Mr. Matsuda will serve as our director as of the effective date of the registration statement of which this Prospectus forms a part. He has more than 25 years of experience in the technology sector and has expertise in technical solutions, technical management and business operational management. He is the founder, chief executive officer and director of Procana Company Limited since 2019, a U.S. company incorporated in Delaware and the holding company of Procana Hawaii LLC, a manufacturer of hemp products licensed by the United States Department of Agriculture and registered with the State of Hawaii. He was also the founder, CEO and director of Medcan Company Limited from 2018 to 2021, a U.S. company incorporated in Delaware and the holding company of MedCan Hawaii LLC, a U.S. company focusing on distribution of safe and quality hemp and medical marijuana products. From 2010 to 2018, Mr. Matsuda served as the chief executive officer and director of S.I. Management Limited and S.I. Energy Holdings Limited, each of which is a subsidiary of the S.I. Investments Limited, during which he focused on gaming development projects in Asia and mega solar power plants in Japan. From 2001 to 2003 and from 2008 to 2009, he was appointed as the president of E-Lux Corporation (now known as Quants Inc.) (a company listed on the Japan Association of Securities Dealers Automated Quotation (“JASDAQ”), stock code 6811). From 2003 to 2009, he was the chairman of Sun Innovation Holdings Limited (currently known as Digital Domain Holding Limited) (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), stock code: 547). He was also one of the founders and served as a director of Trans Pacific Telecom Group from 1998 to 2000, a U.S. company which held various telecommunication licenses in UK, the U.S., Japan and Hong Kong. Prior to that, between 1986 to 1996, he served in various positions, including but not limited to facilities manager and real estate manager, with his last position as a director of Technology Administration Division of Nomura Securities International, Inc.

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Hui Ringo Wing Kun

Independent Non-executive Director

Mr. Hui will serve as our director as of the effective date of the registration statement of which this Prospectus forms a part. He has served as a director of Hatcher Group Limited (formerly known as VBG International Holdings Limited) (a company listed on GEM of the Hong Kong Stock Exchange, stock code: 8365) since 2013, and has been re-designated as an executive director and appointed as the compliance officer of Hatcher Group Limited since 2016. He is also a director of several subsidiaries of Hatcher Group Limited, namely VBG Capital Limited, VBG Consulting (Beijing) Co, Ltd. and VBG Asia Limited. Mr. Hui is primarily responsible for, among others, overseeing the business corporate strategy, compliance and risk management of Hatcher Group Limited. From May 2009 to June 2016, Mr. Hui served as a non-executive director of Jayden Resources Inc. (a company listed on TSX Venture Exchange in Canada, TSXV: JDN).

Mr. Hui obtained a Bachelor of Science degree in management in July 2002 and a Master of Science degree in management in November 2003 from the London School of Economics and Political Science.

Yuen Sau Ying Christine

Independent Non-Executive Director

Ms. Yuen will serve as our director as of the effective date of the registration statement of which this Prospectus forms a part. She has extensive experience in the legal industry and specializes in property, litigation, and commercial practices. She is a practicing solicitor in Hong Kong and was admitted as a solicitor in Hong Kong in 1992. She has been a partner in a Hong Kong local law firm, Messrs. Tse Yuen Ting Wong, since September 2008 and worked as a legal consultant at Savills Realty Limited from December 2012 to December 2015. From March 2013 to May 2017, Ms. Yuen served as an independent non-executive director of CHK Oil Limited (formerly known as Pearl Oriental Oil Limited) (a company listed on the Main Board of the Hong Kong Stock Exchange, stock code: 632).

Ms. Yuen obtained a degree of Bachelor of Laws and the Postgraduate Certificate in Laws from the University of Hong Kong in 1989 and 1990 respectively.

Lai Tai Yan

Chief Financial Officer

Mr. Lai has served as our chief financial officer since May 11, 2022. He has over 27 years of financial services and corporate management experience and has served in various banking and financial institutions. Since 2019, Mr. Lai has been the chief executive officer of BOA International Securities Limited and BOA Global Asset Management Limited, both of which are corporations licensed by the Hong Kong Securities and Futures Commission. He is responsible for directing and overseeing the management of the overall operation of the two companies. From December 2015 to September 2016, he served as the chief operations officer of CIS Securities Asset Management Limited (“CIS”). In October 2016, he was promoted to the position of chief executive officer which he held until August 2018. During his tenure in CIS, he directed the overall corporate strategy and managed the staff and departments of the company. From April 2015 to November 2015, he served as the chief operations officer of China Frontier Capital Management Limited (currently known as Frontier Capital Management Limited). Prior to that, he worked at JPMorgan Chase & Co. from July 2008 to December 2013, with his last position as the vice president at the Chief Investment Office Department. Between 1995 to 2008, he served in various positions, including but not limited to accountant, risk management manager, product controller, and management information systems officer in a number of banking and financial institutions.

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Mr. Lai holds a bachelor’s degree in Accounting from Central Queensland University and a master’s degree in Business Administration from the University of North Carolina at Charlotte. He also obtained a postgraduate diploma in Corporate Compliance from the School of Professional and Continuing Education, the University of Hong Kong on April 6, 2020. In addition, Mr. Lai has held several accounting-related qualifications. He has been admitted as a fellow member of the Association of International Accountants since September 29, 2017. On January 31, 2013, he was admitted as a fellow of the Institute of Public Accountants at Melbourne, Australia. He has also been admitted as a fellow certified management accountant of the Institute of Certified Management Accountants since October 5, 2015.

Involvement in Certain Legal Proceedings

To our knowledge, none of our directors or executive officers have, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the U.S. Commodity Exchange Act of 1936, as amended), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, executive officers, or other person pursuant to which such person was selected to serve as a director or officer, except that Lui Lai Yuen, our proposed executive director, is the spouse of Chan Kam Biu Richard, our proposed chief executive officer and proposed executive director.

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Service Contracts

As of the date of this Prospectus, no director of the Company is party to a service contract with the Company or its subsidiary providing for benefits upon termination of employment.

Committees of the Board of Directors

We will establish three committees, namely, audit committee, remuneration committee, and nominating and corporate governance committee. We plan to adopt a charter for each of the three committees.

Audit Committee

Our audit committee will comprise of Michele Takis Matsuda, Hui Ringo Wing Kun, and Yuen Sau Ying Christine, and will be chaired by Hui Ringo Wing Kun. All of the directors satisfy the “independence” requirement of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. Our audit committee is responsible for, among other things, appointing, retaining, setting compensation of, and supervising our independent accountants, reviewing the results and scope of the audit and other accounting related services and reviewing our accounting practices and systems of internal accounting and disclosure controls.

The audit committee will at all times be composed exclusively of “independent directors” as defined for audit committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. In addition, we are required to certify to Nasdaq that the committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. Hui Ringo Wing Kun will serve as a financial expert on our audit committee.

Remuneration Committee

Our remuneration committee will consist of Michele Takis Matsuda, Hui Ringo Wing Kun and Yuen Sau Ying Christine, and will be chaired by Hui Ringo Wing Kun. All of the directors satisfy the “independence” requirement of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. The remuneration committee is responsible for reviewing and approving compensation paid to our officers and directors and to administer our incentive compensation plans, including authority to make and modify awards under such plans. It assists the board in determining its responsibilities in relation to remuneration, including, amongst other matters, making recommendations to the board on policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below board level.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Chan Kam Biu Richard, Michele Takis Matsuda and Yuen Sau Ying Christine, and will be chaired by Chan Kam Biu Richard. Michele Takis Matsuda and Yuen Sau Ying Christine satisfy the “independence requirement” of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meets the independence standards under Rule 10A-3 under the Exchange Act. As a foreign private issuer, we have elected not to have our nominating and corporate governance committee consist of entirely independent directors. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

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Compensation of Directors and Executive Officers

Director and Executive Officer Compensation

The following table summarizes all compensation received by our directors, executive officers and senior management in the years ended March 31, 2021 and 2022 and the six months ended 30 September 2022 (“6M22”).

Summary Compensation Table

	Compensation Paid
Name and Principal Position	Fiscal Year/Period	Salary (HK$)	Bonus (HK$)	Total (HK$)
Mr. Chan Kam Biu Richard	2021	810,000	Nil	810,000
Chief Executive Officer and Director	2022	240,000	Nil	240,000
	6M22	600,000	Nil	600,000

Ms. Lui Lai Yuen	2021	528,000	Nil	528,000
Chief Administrative Officer and Director	2022	144,000	Nil	144,000
	6M22	300,000	Nil	300,000

Mr. Michele Takis Matsuda	2021	Nil	Nil	Nil
Independent Non-Executive Director	2022	Nil	Nil	Nil
	6M22	Nil	Nil	Nil

Mr. Hui Ringo Wing Kun	2021	Nil	Nil	Nil
Independent Non-Executive Director	2022	Nil	Nil	Nil
	6M22	Nil	Nil	Nil

Ms. Yuen Sau Ying Christine	2021	Nil	Nil	Nil
Independent Non-Executive Director	2022	Nil	Nil	Nil
	6M22	Nil	Nil	Nil

Mr. Lai Tai Yan	2021	Nil	Nil	Nil
Chief Financial Officer	2022	Nil	Nil	Nil
	6M22	Nil	Nil	Nil

The currency exchange rate of the US$ to the HK$ for 2022 is expected to be 7.8.

Personnel Agreements, Arrangements or Plans

The Company has not entered into any plan or arrangement with any of its directors or executive officers concerning compensation to be made in the future.

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Interest of Management and Others in Certain Transactions

Transactions with Related Persons

The following discussion is a brief summary of certain material arrangements, agreements, and transactions we have had with related parties since February 15, 2022, the Company’s date of incorporation.

With respect to related party transactions of the Company and its subsidiary, save as disclosed elsewhere in this Prospectus, there are no transactions made between the Company and its subsidiary and any related parties.

As at September 30, 2022 and March 31, 2022 and 2021, there were amounts (due to) and due from Dr. Chan Kam Biu, Richard, our Director of HK$ (1,836,326), HK$ 1,463,229 and HK$ 1,376,418 respectively and amounts (due to) and due from Ms. Lui Lai Yuen, our Director of HK$272,614, HK$ (2,115,914) and HK$ (1,005,914) respectively.

Except as set forth above, there has not been, nor is there currently proposed, any transaction in which we are or were a participant and the amount involved exceeds the lesser of US$120,000 or 1% of the Company’s total assets, and in which any of our directors, executive officers, holders of more than 10% of the Shares or any immediate family member of any of the foregoing had or will have a direct or indirect material interest, other than compensation arrangements, which include equity and other compensation, termination, change in control, consulting and other arrangements, which are described under “Compensation of Directors and Executive Officers.”

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval, or ratification of transactions, such as those described above, with our executive officer(s), director(s), and significant shareholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of the Board, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

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Security Ownership of Management and Certain Shareholders

Green Circle Decarbonize Technology Limited is a holding company that does not have substantive operations.

On February 15, 2022, the Company was incorporated with the following ownership structure:

Name of Shareholders	Number of Shares	Approximate percentage of shareholding
Joyful Star Limited	5,280,000	58.66%
Green Circle Limited	1,080,000	12.00%
Boca Holdings Limited	240,000	2.67%
Niu B Limited	540,000	6.00%
Main Miles Financial Service Holding Limited	540,000	6.00%
Success Hero Limited	540,000	6.00%
Gosmart Consultant Company Limited	180,000	2.00%
Wong Tan Suen	360,000	4.00%
Ma Chi Heng	240,000	2.67%
Total:	9,000,000	100.00%*

*Percentages may not total 100% due to rounding.

The following table sets forth information with respect to the beneficial ownership of the Shares as of September 30, 2022 and after this Offering by each of the Selling Shareholders, based upon the 9,000,000 Shares outstanding as of September 30, 2022, which represents our entire issued and outstanding share capital as of such date. The beneficial ownership of Shares is determined in accordance with the rules of the SEC and generally includes any Shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of September 30, 2022, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their Shares. Following the closing of this Offering, neither our principal shareholders nor our directors and executive officers will have different or special voting rights with respect to their Shares.

None of the Selling Shareholders is a broker dealer or an affiliate of a broker dealer. None of the Selling Shareholders has any agreement or understanding to distribute any of the Shares being registered.

Unless otherwise stated, the Shares are owned directly and hold equal voting rights. The business address of each Shareholder named in the table above is as listed in the “Selling Shareholders” section starting on page 32.

	Ordinary Shares beneficially owned prior to this offering		Ordinary Shares beneficially owned after this offering
Directors	Number of Ordinary Shares	Approximate percentage of outstanding Ordinary Shares	Number of Ordinary Shares (Assuming Underwriter’s Option is not Exercised)	Approximate percentage of outstanding Ordinary Shares	Assuming Underwriter’s Option is Exercised in Full	Approximate percentage of outstanding Ordinary Shares
Directors and executive officers (1)
Dr. Chan Kam Biu Richard	6,360,000	70.66%	6,360,000	53%	6,360,000	50.65%
Directors and executive officers as a group
	6,360,000	70.66%	6,360,000	53%	6,360,000	50.65%
5% principal shareholders:
Dr. Chan Kam Biu Richard	6,360,000	70.66%	6,360,000	53%	6,360,000	50.65%
Chau King Hong Claude	540,000	6%	330,000	2.75%	330,000	2.63%
Choy Yau Fai	540,000	6%	330,000	2.75%	330,000	2.63%
Chan Sze Ming	540,000	6%	330,000	2.75%	330,000	2.63%

(1) The business address for our directors and executive officers is Green Circle Decarbonize Technology Limited, Unit 1809, Prosperity Place, 6 Shing Yip St., Kwun Tong, Kowloon, Hong Kong.

(2) Since we do not have the ability to control how many, if any, of their Shares each of the Selling Shareholders will sell, we have assumed that the Selling Shareholders will sell all of the Shares offered herein for purposes of determining how many Shares they will own after the Offering and their percentage of ownership following the Offering.

There are no arrangements known to us that may at a subsequent date result in a change in control of the Company.

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Plan of Distribution and Underwriting

In connection with this offering, we expect to enter into an underwriting agreement (the “Underwriting Agreement”) with Pacific Century Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, as the underwriter named in this Prospectus, with respect to the Shares. Under the terms and subject to the conditions contained in the Underwriting Agreement, the Underwriter will agree to purchase from us on a firm commitment basis the number of Shares at the public price less the underwriting discount set forth on the cover page of this Prospectus, and the Underwriter has agreed to purchase, and we and the Selling Shareholders have agreed to sell to the Underwriter, at the public offering price per share less the underwriting discount set forth on the cover page of this Prospectus, 3,700,000 Shares in aggregate.

The Shares sold by the Underwriter to the public will initially be offered at the initial public offering price range set forth on the cover page of this Prospectus. Any Shares sold by the Underwriter to securities dealers may be sold at a discount from the initial public offering price not to exceed 3.5%. If all of the Shares are not sold at the initial offering price, the Underwriter may change the offering price and the other selling terms. The Underwriter has advised us that it does not intend to make sales to discretionary accounts.

If the Underwriter sells more Shares than the total number set forth in the table above, we have granted to the Underwriter an option, exercisable for 45 days from the date of this Prospectus, to purchase up to 555,000 additional Shares at the public offering price less the underwriting discount, constituting 15% of the total number of Shares to be offered in this Offering (excluding Shares subject to this option). The Underwriter may exercise this option solely for the purpose of covering over-allotments in connection with this Offering. This Offering is being conducted on a firm commitment basis. Any Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Shares that are the subject of this Offering.

In connection with this Offering, the Underwriter may purchase and sell Shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

●	Short sales involve secondary market sales by an underwriter of a greater number of shares than they are required to purchase in the offering.

●	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the over-allotment option.

●	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the over-allotment option.

●	Covering transactions involve purchases of shares either pursuant to the over-allotment option or in the open market after the distribution has been completed in order to cover short positions.

●	To close a naked short position, an underwriter must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	To close a covered short position, an underwriter must purchase shares in the open market after the distribution has been completed or must exercise the over-allotment option. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

●	Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by an underwriter for its own account, may have the effect of preventing or retarding a decline in the market price of the Shares. They may also cause the price of the Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriter may conduct these transactions in the over-the-counter market or otherwise. If the Underwriter commences any of these transactions, it may discontinue them at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the Underwriter by us in connection with this Offering (assuming both the exercise and non-exercise of the over-allotment option that we have granted to the Underwriter), based on the assumed initial public offering price of $4.80 per share, which is the midpoint of the price range set forth on the cover page of this Prospectus:

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	Per Share	Total Without Exercise of Over-allotment Option	Total with Exercise of Over-allotment Option
	(US$)
Initial public offering price	4.80	17,760,000	20,424,000
Underwriting discounts and commissions paid by the Company (7%)	0.336	1,008,000	1,194,480
Non-accountable expense allowance paid by the Company (1%)	0.05	150,000	177,750
Underwriting discounts and commissions paid by the Selling Shareholders (7%)	0.336	235,200	235,200
Non-accountable expense allowance paid by the Selling Shareholders (1%)	0.05	35,000	35,000
Proceeds, before expenses, to the Company	4.414	13,242,000	15,691,770
Proceeds, before expenses, to the Selling Shareholders	4.414	3,089,800	3,089,800

We have agreed to pay a non-accountable expense allowance to the Underwriter equal to 1% of the gross proceeds received at the closing of this Offering.

We have agreed to pay the Underwriter the reasonable out-of-pocket expenses incurred by the Underwriter in connection with this Offering up to $250,000. The Underwriter’s reimbursable out-of-pocket expenses include but are not limited to: (i) reasonable fees of underwriter’s legal counsel up to $150,000; (ii) due diligence and other expenses incurred prior to completion of this Offering up to $50,000; (iii) road show, travel, platform on-boarding fees, and other reasonable out-of-pocket accountable expenses up to $42,000; and (iv) $8,000 for background check on our officers, directors and major shareholders and due diligence expenses. As of the date of this Prospectus, we have paid the Underwriter advances of $30,000 for its anticipated out-of-pocket costs. Such advance payments will be returned to us to the extent such out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Underwriter’s Warrants

We have agreed to issue warrants to the Underwriter to purchase a number of Shares equal to 6% of the total number of Shares sold in this Offering at an exercise price equal to the public offering price of the shares sold in this Offering. The Underwriter’s warrants will be exercisable upon issuance, will have a cashless exercise provision and will terminate on the fifth anniversary of the commencement date of sales in this Offering. The Underwriter’s warrants are not exercisable or convertible for more than five years from the commencement date of sales in this Offering. The Underwriter’s warrants also provide for customary anti-dilution provisions and immediate “piggyback” registration rights with respect to the registration of the Shares of stock underlying the warrants, which rights shall not be exercisable after seven (7) years from the commencement of sales of this Offering. We have registered the Underwriter’s warrants and the Shares underlying the Underwriter’s warrants in this Offering.

The Underwriter’s warrants and the underlying Shares may be deemed to be compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), neither the Underwriter’s warrant nor any Shares issued upon exercise of the Underwriter’s warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days immediately following the commencement date of sales in this Offering, subject to certain exceptions. The Underwriter’s warrants to be received by the Underwriter and related persons in connection with this Offering: (i) fully comply with lock-up restrictions pursuant to FINRA Rule 5110(e)(1); and (ii) fully comply with transfer restrictions pursuant to FINRA Rule 5110(e)(2).

Determination of Offering Price

In determining the initial public offering price, we and the Underwriter have considered a number of factors, including:

●	the information set forth in this Prospectus and otherwise available to the representative;

●	our prospects and the history and prospects for the industry in which we compete;

●	an assessment of our management;

●	our prospects for future revenue and earnings;

●	the general condition of the securities markets at the time of this Offering;

●	the recent market prices of, and demand for, publicly traded securities of generally comparable companies; and

●	other factors deemed relevant by the Underwriter and us.

The estimated initial public offering price set forth on the cover page of this Prospectus is subject to change as a result of market conditions and other factors. Neither we nor the Underwriter can assure investors that an active trading market will develop for the Shares, or that the Shares will trade in the public market at or above the initial public offering price.

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments that the Underwriter may be required to make for these liabilities.

Right of First Refusal

We have granted to the Underwriter, for a period of twelve months from the Underwriter’s date of engagement, the right of first refusal (provided the Offering is completed) to provide investment banking services to us on terms that are either the same or more favorable compared to the terms offered to us by other underwriters and/or placement agents (the “Right of First Refusal”), which right will be exercisable by the Underwriter in its sole discretion. For this purpose, investment banking services shall mean to include, without limitation, (a) acting as lead manager for any underwritten public offering and (b) acting as exclusive placement agent or initial purchaser in connection with any private offering of securities. The Underwriter shall notify us of its intention to exercise the Right of First Refusal within 15 business days following a notice (in writing) issued by us. Any decision by the Underwriter to act in any such capacity shall be contained in separate agreements, which agreements would contain, among other matters, provisions for customary fees for transactions of similar size and nature, as may be mutually agreed upon, and indemnification of the Underwriter and shall be subject to general market conditions, provided the terms for such financing or transaction are either the same or more favorable compared to the terms offered to us by other underwriters and/or placement agents. If the Underwriter declines to exercise the Right of First Refusal, we shall have the right to retain any other person or persons who will provide such services on such terms and conditions which are not more favorable to such other person or persons compared to the terms presented to and declined by the Underwriter by us. The Right of First Refusal granted hereunder may be terminated by us for “Cause,” which shall mean to include a material breach by the Underwriter with respect to its agreement with us or a material failure by the Underwriter to provide the services as contemplated by its agreement with us.

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Tail Rights

Following the termination or expiration of our engagement agreement with the Underwriter, the Underwriter shall be entitled to success fees in accordance with our engagement agreement if, prior to or within twelve (12) months following the termination or engagement of the Underwriter pursuant to the terms of the engagement agreement, the Company completes a transaction with a party who became aware of the Company or who became known to the Company.

Company Lock-Up

We will not, without the prior written consent of the Underwriter, from the date of execution of the Underwriting Agreement and continuing for a period of six months from the date on which the trading of the Shares commences (the “Lock-Up Period”): (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, change the terms of (including to re-price) or grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, the Shares or any securities convertible into or exercisable or exchangeable for the Shares; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of the Shares or such other securities, in cash or otherwise. We will agree not to accelerate the vesting of any option or warrant or allow the lapse of any repurchase right prior to the expiration of the Lock-Up Period.

Our officers, directors, and holders of 10% or greater of the Shares have agreed to be locked up for a period of six months from the date on which the trading of the Shares commences. Holders of 1-4.99% of the Shares have agreed to be locked up for a period of six months from the date on which the trading of the Shares commences provided that if the aggregate of such holders shares were to equal or exceed 20% of the issued and outstanding Shares on a fully diluted basis prior to the completing of this Offering, then their lock up period shall be for twelve months from the date of trading of the Shares commences. Holders of less than 1% of the Shares are not subject to any lock up provided that if the aggregate of such holders Shares were to equal or exceed 5% of the issued and outstanding Shares on a fully diluted basis prior to the completing of this Offering, then their lock up period shall be for six months from the date of trading of the Shares commences. During the lock-up period, without the prior written consent of the Underwriter, they shall not, directly or indirectly: (i) offer, pledge, assign, encumber, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, any Shares or any securities convertible into or exercisable or exchangeable for the Shares, owned either of record or beneficially by any signatory of the lock-up agreement on the date of this Prospectus or thereafter acquired; (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares or any securities convertible into or exercisable or exchangeable for the Shares, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of the Shares or such other securities, in cash or otherwise, or publicly announce an intention to do any of the foregoing; and (iii) make any demand for or exercise any right with respect to, the registration of any Shares or any security convertible into or exercisable or exchangeable for the Shares.

Electronic Offer, Sale and Distribution of Shares of the Shares

A prospectus in electronic format may be made available on the websites maintained by the Underwriter. In addition, the Shares may be sold by the Underwriter to securities dealers who resell the Shares to online brokerage account holders. Other than the prospectus in electronic format, the information on the Underwriter’s website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part, has not been approved and/or endorsed by us or the Underwriter in its capacity as underwriter and should not be relied upon by investors.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Shares , or the possession, circulation or distribution of this Prospectus or any other material relating to us or the Shares, where action for that purpose is required. Accordingly, the Shares may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

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Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the Underwriter that would permit a public offering of the securities offered by this Prospectus in any jurisdiction where action for that purpose is required. The securities offered by this Prospectus may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to this Offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Stamp Taxes

If you purchase Shares offered in this Prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this Prospectus.

Selling Shareholders

The Selling Shareholders may also sell securities under Rule 144, if available, under the Securities Act or any other exemption from registration, if available, rather than under this Prospectus.

Regulation M

The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of the Shares and activities of the Selling Shareholders. We have advised the Selling Shareholders that, while they are engaged in a distribution of the Shares included in this Prospectus, they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes the Selling Shareholders, any affiliated purchasers and any broker-dealer or other person who participates in the distribution from bidding, purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the Shares offered by this Prospectus.

Cayman Islands Data Protection

Cayman Islands Data Protection Laws

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain, and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer, or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

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In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at https://pcm-tes.com/ or through phone number +(852) 2882 1222.

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Description of Share Capital

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

As of the date of this Prospectus, our authorized share capital is US$50,000 divided into 50,000,000 shares, par value of US$0.001 each, comprising of 50,000,000 ordinary shares of a par value of US$0.001 each. As of the date of this Prospectus, 9,000,000 ordinary shares are issued and outstanding.

Immediately prior to the completion of this Offering, we will have 12,000,000 ordinary shares issued and outstanding. All of the Shares issued and outstanding prior to the completion of this Offering are and will be fully paid, and all of the Shares to be issued in this Offering will be issued as fully paid.

Our Post-Offering Memorandum and Articles of Association

We will adopt an amended and restated memorandum and articles of association, which will become effective and replace our current memorandum and articles of association in its entirety immediately prior to the completion of this Offering. The following are summaries of material provisions of the post-offering memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of the Shares.

Objects of Our Company. Under our post-offering memorandum and articles of association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. The Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of the Shares are entitled to such dividends as may be declared by our board of directors. Our post-offering memorandum and articles of association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of above premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by:

●	the chairperson of such meeting;

●	by at least three shareholders present in person or by proxy for the time being entitled to vote at the meeting;

●	by shareholder(s) present in person or by proxy representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting;

●	by shareholder(s) present in person or by proxy and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right; and

●	if required by the rules of the relevant stock exchange, by director(s) individually or collectively holding proxies in respect of shares representing five per cent. or more of the total voting rights at such meeting.

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An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our post-offering memorandum and articles of association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our post-offering memorandum and articles of association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairperson of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our post-offering memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such sum as our directors may from time to time require is paid to us in respect thereof.

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If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors. Our company may also repurchase any of the Shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, our share premium account or the proceeds of a fresh issue of shares made for the purpose of the repurchase or subject to the Companies Act, out of capital and in the case of any premium payable on the purchase price over the par value of the shares to be repurchased, out of either or both the profits of our company or from sums standing to the credit of our share premium account or subject to the Companies Act, our of capital. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our post-offering memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

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Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of the Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements and rights to inspect our register of members under our post-offering memorandum and articles of association. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property, and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and a majority in number of each class of creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

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●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our post-offering memorandum and articles of association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

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The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our post-offering memorandum and articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our post-offering memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

On February 15, 2022, the Company was incorporated with the following ownership structure:

Name of Shareholders	Number of Shares	Approximate percentage of shareholding
Joyful Star Limited	5,280,000	58.66%
Green Circle Limited	1,080,000	12.00%
Boca Holdings Limited	240,000	2.67%
Niu B Limited	540,000	6.00%
Main Miles Financial Service Holding Limited	540,000	6.00%
Success Hero Limited	540,000	6.00%
Gosmart Consultant Company Limited	180,000	2.00%
Wong Tan Suen	360,000	4.00%
Ma Chi Heng	240,000	2.67%
Total:	9,000,000	100.00%

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Expenses of the Offering

The following table sets forth all expenses payable by us in connection with this Offering. All the amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee(1)(2)	US$2,250.72
FINRA filing fee(1)(2)	US$3,883
Printing costs	US$20,000
Auditors’ fees	US$380,320
Legal fees and expenses	US$450,000
Transfer agent and registrar fees	US$5,000
Underwriting expenses	US$85,000
Miscellaneous fees and expenses	US$435,000
Total	US$1,381,453.72

(1)	Assumes exercise the exercise in full by the Underwriter of the Underwriter’s over-allotment option.

(2)	Based on a maximum offering price of $5.30 per share.

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Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership, and disposition of the Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income, gains or appreciations shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the Shares or on an instrument of transfer for a transfer of the Shares except those which hold interests in land in the Cayman Islands.

Hong Kong Tax Considerations

The following summary of certain relevant provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding, or selling the Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding, or selling the Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Shares.

●	Revenues gains from the sale of the Shares by persons carrying on a trade, profession, or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Ordinary Shares, where the contracts of purchases and sales of the Shares are situated and effected outside of Hong Kong such as, for example, in the U.S., should not be subject to Hong Kong profits tax according to the current tax practice of the Hong Kong Inland Revenue Department.

●	Dividends paid and received on the Shares would not be subject to any Hong Kong tax. No Hong Kong stamp duty is payable on the purchase and sale of the Shares.

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Our subsidiary incorporated in Hong Kong, i.e., Boca International, is subjected to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on or after April 1, 2018, the two-tiered profits tax rates regime took effect, under which the profits tax rate is 8.25% on assessable profits of the first HK$2 million and 16.5% on any part of assessable profits over HK$2 million.

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the Shares by U.S. Holders (as defined below) that acquire the Shares in this offering and hold the Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in the Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

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If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of the Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding the Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in the Shares.

Dividends

The entire amount of any cash distribution paid with respect to the Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes. As the Company is not a “qualified foreign corporation,” such dividends will not be “qualified dividends” for United States federal income tax purposes and will be subject to United States federal income tax at ordinary income rates, subject to the PFIC (as defined below) tax considerations as set out below.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on the Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

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Sale or Other Disposition of Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss, subject to the PFIC tax considerations as set out below, if the Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of the Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income.

We or a related entity express no opinion as to the Company’s or a related entity’s status as a PFIC for the current or any future or prior year. U.S. Holders should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

No assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of the Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of the Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we or a related entity are classified as a PFIC for any taxable year during which a U.S. Holder holds the Shares, we do not intend to provide a “PFIC Annual Information Statement,” “Annual Intermediary Statement,” or a combined statement, as applicable for United States federal income tax purposes, for the making of a “Qualified Electing Fund” election.

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If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Shares. Under the PFIC rules:

●	Such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds the Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value.

If an effective mark-to-market election is made with respect to the Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Shares held at the end of the taxable year over its adjusted tax basis of such Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Shares held at the end of the taxable year over the fair market value of such Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to the Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

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If a U.S. Holder owns the Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Controlled Foreign Corporation Considerations

If a U.S. Holder (or person defined as a U.S. person under Section 7701(a)(30) of the Code) owns, directly, indirectly, or constructively, 10% or more of the total combined voting power of all classes of our stock or the value of the Shares (a “U. S. Shareholder”) and U.S. Shareholders own more than 50% of the vote or value of our Company, directly, indirectly, or constructively, we would be a “controlled foreign corporation.” This classification would effect many complex results, one of which requires such 10% U.S. Holders to include in their current income their pro rata share of (i) Subpart F income of the CFC, (ii) the CFC’s earnings from certain investments in U.S. property, (iii) global intangible low-taxed income (“GILTI), and (iv) base erosion minimum tax amounts for certain 10% U.S. Holders with sufficient gross receipts that make deductible payments to related foreign parties in tax years after December 31. 2018.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares of the Shares by a US person who is or was a U. S. Shareholder at any time during the five year period before the sale or exchange may be treated as ordinary income to the extent of earnings and profits of ours attributable to the stock sold or exchanged. We or a related entity express no opinion as to the Company’s or a related entity’s status as a CFC under the Code.  U.S. Holders should consult their own tax advisors with respect to the CFC issue and its applicability to their particular tax situation.

If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to certain 10% U.S. Holders of the CFC. This rule generally will be effective for taxable years of 10% U.S. Holders beginning after 1997 and for taxable years of foreign company’s ending with or within such taxable years of 10% U.S. Holders. The PFIC provisions continue to apply in the case of a PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is beyond the scope of this discussion.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE SHARES IS URGED TO CONSULT THEIR OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO THEM OF OWNING AND DISPOSING OF THE SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Non-U.S. Holders

A non-U.S. Holder is a beneficial owner (other than a partnership or disregarded entity for U.S. federal income tax purposes) of the Shares that is not a U.S. Holder.

Taxation of Distributions and Sale or Other Disposition of The Shares

Subject to the U.S. backup withholding rules described below, non-U.S. Holders of the Shares generally will not be subject to U.S. withholding tax on distributions with respect to, or gain on sale or disposition of, the Shares.

Non-U.S. Holders who are engaged in a trade or business in the United States who receive payments with respect to the Shares that are effectively connected with such trade or business should consult their own tax advisers with respect to the U.S. tax consequences of the ownership and disposition of the Shares. Individuals who are present in the United States for 183 days or more in any taxable year should also consult their own tax advisers as to the U.S. federal income tax consequences of the ownership and disposition of the Shares.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to backup withholding, unless (i) the Holder is a corporation or other exempt recipient or (ii) in the case of backup withholding, the Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. A non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8.

The amount of any backup withholding from a payment to a U.S. Holder or a non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the IRS.

96

Legal Matters

We are being represented by Nauth LPC with respect to certain legal matters as to United States federal securities law and Conyers Dill & Pearman with respect to certain legal matters as to Cayman Islands law. The Underwriter is being represented by Sichenzia Ross Ference LLP with respect to certain legal matters as to United States federal securities law. The validity of the Shares being offered by this Prospectus as to Cayman Islands law will be passed upon for us by Conyers Dill & Pearman. Certain legal matters relating to the Offering as to Hong Kong law will be passed upon for us by Fairbairn Catley Low & Kong, our counsel as to Hong Kong law.

97

Experts

The consolidated financial statements of Green Circle Decarbonize Technology limited as of March 31, 2022 and 2021 included in the registration statement on Form F-1 of which this prospectus forms a part have been audited by BF Borgers CPA PC, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

98

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands. Service of process upon us and upon our directors and officers and any the Cayman Islands experts named in this registration statement, most of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because a majority of our assets and most of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or certain of our directors and officers may be difficult to collect within the United States.

We have been informed by our special legal counsel as to Cayman Islands laws, Conyers Dill & Pearman, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the securities laws of the United States or the securities laws of any state in the United States.

Conyers Dill & Pearman has informed us that the uncertainty with regard to Cayman Islands law relates to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law will be determined by the courts of the Cayman Islands as penal or punitive in nature. The courts of the Cayman Islands may not recognize or enforce such judgments against a Cayman company, and because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. Conyers Dill & Pearman has further advised us that the courts of the Cayman Islands would recognize a final and conclusive judgment in the federal or state courts of the United States based on agreements to which we are a party and under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (i) such courts had proper jurisdiction over the parties subject to such judgment; (ii) such courts did not contravene the rules of natural justice of the Cayman Islands; (iii) such judgment was not obtained by fraud; (iv) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (v) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (vi) there is due compliance with the correct procedures under the laws of the Cayman Islands.

We have irrevocably appointed Cogency Global Inc. as our agent to receive service of process in any action against us in any U.S. federal or state court arising out of this Offering or any purchase or sale of securities in connection with this Offering. Subject to specified time limitations and legal procedures, Cayman Islands courts may enforce a U.S. judgment in a civil matter which is non- appealable, including a judgment based upon the civil liability provisions of the Securities Act or the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that, among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law prevailing in the Cayman Islands;

●	the prevailing law of the foreign state in which the judgment is rendered allows for the enforcement of judgments of Cayman Islands courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

●	the judgment is not contrary to public policy of the Cayman Islands, and the enforcement of the civil liabilities set forth in the judgment is not likely to impair the security or sovereignty of the Cayman Islands;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

●	an action between the same parties in the same matter was not pending in any Cayman Islands court at the time at which the lawsuit was instituted in the foreign court; and

●	the judgment is capable of being executed according to the laws of the Cayman Islands and according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by a Cayman Islands court, it generally will be payable in the Cayman Islands currency, which can then be converted into non-the Cayman Islands currency and transferred out of the Cayman Islands. The usual practice in an action before a Cayman Islands court to recover an amount in a non-Cayman Islands currency is for the Cayman Islands court to issue a judgment for the equivalent amount in Cayman Islands currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of a Cayman Islands court stated in Cayman Islands currency ordinarily will be linked to the Cayman Islands consumer price index plus interest at the annual statutory rate set by the Cayman Islands regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

99

Where You Can Find Additional Information

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this Offering of the Shares. This Prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this Prospectus that is included in the registration statement. Statements made in this Prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at www.sec.gov.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements file reports with the SEC. Those reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

100

Part II.

Information Not Required in Prospectus

Item 6. Indemnification of Directors and Officers

We will enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. We will enter into certain directors’ and officers’ liability insurance policies upon listing.

Item 7. Recent Sales of Unregistered Securities

N/A

Item 8. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description
1.1	Form of Underwriting Agreement.**
3.1	Articles of Association of Green Circle Decarbonize Technology Limited.**
3.2	Memorandum of Association of Green Circle Decarbonize Technology Limited.**
3.3	Amended and Restated Articles of Association of Green Circle Decarbonize Technology Limited.**
3.4	Amended and Restated Memorandum of Association of Green Circle Decarbonize Technology Limited.**
4.1	Specimen Ordinary Share Certificate.**
4.2	Form of Underwriter’s Warrants.**
4.3	License Agreement between Chan Kam Biu Richard and the Company dated April 29, 2022.**
5.1	Opinion of Conyers Dill & Pearman as to the validity of the Ordinary Shares.**
5.2	Opinion of Fairbairn Catley Low & Kong as to the Laws and Regulations of Hong Kong.**
8.1	Opinion Regarding Tax Matters.**
10.1	Chief Financial Officer Consulting Service Agreement between Lai Tai Yan and the Company dated May 11, 2022.**
10.2	Product Development and Supply Agreement between Boca International Limited and Gene Company Limited dated March 7, 2022.**
21.1	List of Subsidiaries.**
23.1	Consent of BF Borgers CPA PC.**
23.2	Consent of Conyers Dill & Pearman.**
23.3	Consent of Fairbairn Catley Low & Kong (included in Exhibit 5.2).**
24.1	Power of Attorney (included in signature page to Registration Statement).
99.1	Charter of the Audit Committee.**
99.2	Charter of the Remuneration Committee.**
99.3	Charter of the Nominating and Corporate Governance Committee.**
107	Filing Fee Table.**

**	To be filed in a later amendment

(b) The following financial statements are filed as part of this registration statement:

Table of Contents

Page
Audited Financial Statements of Green Circle Decarbonize Technology Limited For the years ended 31 March 2021 and 2022
Report of Independent Public Accounting Firm (PCAOB ID: 5041)	F-1
Statements of Financial Position	F-2 - F-3
Statements of Loss and Comprehensive Loss	F-4
Statements of Changes in Equity	F-5
Statements of Cash Flows	F-6 - F-7
Notes to the Financial Statements	F-8 - F-44

Condensed Interim Financial Statements of Green Circle Decarbonize Technology Limited For the six months period ended 30 September 2022
Condensed Interim Statements of Financial Position	F-45 - F-46
Condensed Interim Statements of Loss and Comprehensive Loss	F-47
Condensed Interim Statements of Changes in Equity	F-48
Condensed Interim Statements of Cash Flows	F-49 - F-50
Notes to the Condensed Interim Financial Statements	F-51 - F-58

101

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering.

Insofar as indemnification for liabilities arising under the Securities may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

102

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong on this 23rd day of February, 2023.

Green Circle Decarbonize Technology Limited

/s/ Chan Kam Biu Richard

Name:	Chan Kam Biu Richard

Title:	Executive Director

/s/ Lai Tai Yan

Name:	Lai Tai Yan

Title:	Chief Financial Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below hereby constitutes and appoints Chan Kam Biu Richard and Lui Lai Yuen, as his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, increasing the number of shares for which registration is sought, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, making such changes in this registration statement as such attorneys-in-fact and agents so acting deem appropriate, with the SEC, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done with respect to the offering of securities contemplated by this registration statement, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Lui Lai Yuen		Date: February 23, 2023

Name:	Lui Lai Yuen

Title:	Executive Director

/s/ Lai Tai Yan		Date: February 23, 2023

Name:	Lai Tai Yan

Title:	Chief Financial Officer

/s/ Michele Takis Matsuda		Date: February 23, 2023

Name:	Michele Takis Matsuda

Title:	Independent Non-Executive Director

/s/ Hui Ringo Wing Kun		Date: February 23, 2023

Name:	Hui Ringo Wing Kun

Title:	Independent Non-Executive Director

/s/ Yuen Sau Ying Christine		Date: February 23, 2023

Name:	Yuen Sau Ying Christine

Title:	Independent Non-Executive Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the Registrant’s duly authorized representative has signed this registration statement on Form F-1 in the City of [●] in the State of [●], on [●].

Cogency Global Inc.

By:	[●]
Name:	[●]
Title:	[●]

103

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

Financial Statements

For the years ended 31 March 2021 and 31 March 2022

(Expressed in Hong Kong Dollars)

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Green Circle Decarbonize Technology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Green Circle Decarbonize Technology Limited (the “Company”), as of March 31, 2022 and 2021, the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity (deficit) and cash flows for the years then ended, and related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BF Borgers CPA PC
BF Borgers CPA PC

Served as Auditor since June 6, 2022
Lakewood, CO
February 21, 2023

F-1

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

as at March 31, 2022 aND 2021

		2022	2021
	Notes	HK$	HK$

ASSETS
Current assets
Cash	16	571,655	934,638
Prepayments and deposits	14	108,910	100,651
Trade and other receivables	14	1,033,147	213,108
Deferred listing expenses		711,205	-
Inventory		496,454	503,755
Amount due from a shareholder	15	274,867	-
Amount due from directors	15	1,463,229	1,376,418

Total current assets		4,659,467	3,128,570

Non-current assets
Property, plant and equipment	12	24,539,109	25,310,329
Right-of-use assets	13	572,503	86,925

Total non-current assets		25,111,612	25,397,254

Total assets		29,771,079	28,525,824

Current liabilities
Trade and other payables	17	3,605,549	4,400,117
Lease liabilities	18	535,338	91,169
Contract liabilities	17	-	273,119
Amounts due to a shareholder	15	689,922	8,105,425
Amount due to director	15	2,115,914	1,005,914
Bank and other borrowings	19	31,059,867	30,222,133

Total current liabilities		38,006,590	44,097,877

Non-current liabilities
Lease liabilities	18	42,767	-
Deferred tax liabilities	11	4,040,970	4,171,310

Total non-current liabilities		4,083,737	4,171,310

Total liabilities		42,090,327	48,269,187

F-2

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION – continued

as at March 31, 2022 aND 2021

		2022	2021
	Notes	HK$	HK$

Shareholders’ equity (deficit)
Share capital	20	70,200	184
Share premium		3,105,960	-
Other reserve		6,999,999	-
Accumulated deficit		(22,495,407)	(19,743,547)

Total Shareholders’ deficit		(12,319,248)	(19,743,363)

Total liabilities and shareholders’ deficit		29,771,079	28,525,824

The above Consolidated Statements of Financial Position should be read in conjunction with the accompanying notes.

F-3

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For THE YEARS ENDED MARCH 31, 2022 AND 2021

		2022	2021
	Notes	HK$)	HK$)

Revenue	7	6,867,814	7,105,494
Cost of revenue		(3,158,984)	(2,966,894)

Gross profit		3,708,830	4,138,600

Administrative expenses	9	(4,030,622)	(3,562,463)

Operating (loss) profit		(321,792)	576,137
Finance costs	10	(2,573,371)	(2,438,784)
Other income	8	12,963	386,166
Loss before tax		(2,882,200)	(1,476,481)
Income tax recovery	11	130,340	238,094

Loss and comprehensive loss for the year		(2,751,860)	(1,238,387)

LOSS PER SHARE

	For the year ended March 31,
	2022	2021
	HK$	HK$

Loss per share – Basic and Diluted	(2.49)	(6,730)

Weighted Average number of common shares	1,106,719	184

F-4

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For THE YEARS ENDED MARCH 31, 2022 AND 2021

		Attributable to the owners of the Company
	Number of common shares	Share capital HK$	Share premium HK$	Reserve HK$	Accumulated deficit HK$	Total HK$

At 31 March 2020	184	184	-	-	(18,505,160)	(18,504,976)

Loss and comprehensive loss for the year	-	-	-	-	(1,238,387)	(1,238,387)

At 31 March 2021	184	184	-	-	(19,743,547)	(19,743,363)

Allotment of share capital	6,999,816	6,999,816	-	-	-	6,999,816

Effect of reorganistion	(7,000,000)	(7,000,000)	-	6,999,999	-	(1)

Issued share capital of holding company	9,000,000	70,200	3,105,960	-	-	3,176,160

Loss and comprehensive loss for the year	-	-	-	-	(2,751,860)	(2,751,860)

At 31 March 2022	9,000,000	70,200	3,105,960	6,999,999	(22,495,407)	(12,319,248)

F-5

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

For THE YEARS ENDED MARCH 31, 2022 AND 2021

	For the year ended March 31,
	2022	2021
	HK$	HK$

OPERATING ACTIVITIES
Net Loss	(2,751,860)	(1,238,387)
Adjustments for:
Depreciation of property, plant and equipment	3,149,501	2,938,934
Depreciation of right-of-use assets	495,854	521,544
Income tax recovery	(130,340)	(238,094)
(Reversal of) impairment loss recognized on trade Receivables	(7,349)	7,349
Interest expense on borrowings	2,534,624	2,411,207
Interest expense on lease liabilities	38,747	27,577

Operating cash flows before movements in working capital	3,329,177	4,430,130
(Increase) decrease in prepayments and deposits	(8,259)	184,371
Decrease in trade and other receivables	1,597,969	3,331,881
Decrease in inventory	7,301	40,560
Decrease in trade and other payables	(171,856)	(89,258)
Decrease in contract liabilities	(273,119)	(828,880)
Increase in amounts due from a shareholder	(274,867)	-
Increase (decrease) in amount due to directors	1,023,189	(3,031,578)

NET CASH PROVIDED BY OPERATING ACTIVITIES	5,229,535	4,037,226

INVESTING ACTIVITY
Purchase of property, plant and equipment	(2,378,281)	(1,505,443)

NET CASH USED IN INVESTING ACTIVITY	(2,378,281)	(1,505,443)

FINANCING ACTIVITIES
Repayment of borrowings	(366,666)	(633,519)
(Repayment to) advance from a shareholder	(345,488)	961,386
Interest paid on borrowings	(3,184,483)	(4,751,090)
Repayment of lease liabilities, including related interests	(522,000)	(552,000)
Proceeds of borrowings	1,204,400	3,355,652

NET CASH USED IN FINANCING ACTIVITIES	(3,214,237)	(1,619,571)

F-6

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

For THE YEARS ENDED MARCH 31, 2022 AND 2021

	For the year ended March 31,
	2022	2021
	HK$	HK$

NET (DECREASE) INCREASE IN CASH	(362,983)	912,212

CASH AT THE BEGINNING OF THE YEAR	934,638	22,426

CASH AT THE END OF THE YEAR, represented by bank balances and cash	571,655	934,638

Supplemental Cash Flow Information (note 23)

F-7

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

The Company is a private limited company incorporated in Hong Kong on August 4, 1992. The address of the registered office and the principal place of business of the Company is Unit 1809, Prosperity Place, 6 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services. As an advocate of decarbonization, the Company designs, develops, and provides customized energy saving solutions that bring considerable economic benefits to our clients and reduce carbon emissions for a sustainable future.

Risk associated with Public Health Crises, including COVID-19

Since early 2020, the epidemic of the Coronavirus Disease (the “COVID-19 outbreak”) has spread across the PRC and other countries, and it has affected business and economic activities to some extent.

Pending the continuing development of the COVID-19 outbreak subsequent to the date of these financial statements, further changes in economic conditions for the Company arising thereof may have impact on the financial results of the Company, the extent of which could not be estimated as at the date of these financial statements.

As at the date of the consolidated financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. The directors will keep continuous attention on the situation of the COVID-19 outbreak and react actively to its impact on the financial position and operating results of the Company.

2.	GROUP REORAGANISATION

Prior to group reorganization, Boca International Limited (“Boca International”) commenced its business operations in 1992. Since then, the Company invested substantial resources in technological advancements, particularly our research and development in PCM and the ancillary technologies for enhancing its commercial applicability.

In 2016, Boca International was acquired by SGOCO International (HK) Limited, a SGOCO Group Limited’s (“SGOCO”, currently known as Troops, Inc., NASDAQ: TROO) subsidiary incorporated in Hong Kong with the total consideration of $52 million in the form of cash, plus 3.4 million new shares in SGOCO Group Limited. In June 2018, SGOCO transferred 48.9% interest in Boca International as part of the consideration to acquire the entire issued share capital of a limited company. In August 2020, SGOCO disposed the remaining 51.1% interest in Boca International. The entire issued share capital of Boca International was transferred to Joyful Star Limited in September 2020.

Green Circle Decarbonize Technology Limited, or “Green Circle” was established, in the Cayman Islands on February 15, 2022 as a limited liability corporation under the laws of Cayman Islands. After the completion of the reorganization on March 23, 2022, Green Circle has become the offshore holding company and has held Boca International as subsidiary directly since then.

3.	BASIS OF PRESENTATION

The financial statements have been prepared in accordance with International Financial Resporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) . Prior to the establishment of Green Circle, Boca International company level financial statements are incorporated in this report. After the completion of the reorganization on March 23, 2022, Green Circle has become the holding company and has held Boca International as subsidiary directly since then.

The consolidated financial statements have been prepared on the historical cost basis as explained in the accounting policies set out in note 5.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has a reported loss and comprehensive loss of HK$2,751,860 for the year ended March 31, 2022, and has a negative working capital of (HK$33,347,123) at March 31, 2022.

The Company had cash of HK$571,655 at March 31, 2022, but management cannot provide assurance that the Company will maintain profitable operations or become cash flow postitive or raise additional debt and/or equity capital. Management intends to continue to support the operations with financing initiatives primarily through, but not limited to, the issuance of equity. Altnerative financing options may include obtaining bank credit facilities and short-term loans from third parties. There is no assurance that the Company will be able to obtain such financings or obtain them on favourable terms. This uncertainty cast significant doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying value or presentation of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The Company has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.

F-8

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

4.	APPLICATION OF NEW AND AMENDMENTS TO THE INTERNATIONAL FINANCIAL REPORTING STANDARDS

Amendments to IFRS 9, IAS 39 and IFRS 7,	Interest Rate Benchmark Reform – Phase 2
IFRS 4 and IFRS 16

Impacts on application of IFRS 9, IAS 39 and IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform – Phase 2

The Company has applied the amendments for the first time in the current period. The amendments relate to changes in the basis for determining the contractual cash flows of financial assets, financial liabilities and lease liabilities as a result of interest rate benchmark reform, specific hedge accounting requirements and the related disclosure requirements applying IFRS 7 Financial Instruments: Disclosures (“IFRS 7”).

The amendments have had no impact on the financial statements as none of the relevant contracts has been transitioned to the relevant replacement rates during the period.

New and amendments to IFRSs issued but not yet effective

The Company has not early applied the following new and amendments to IFRSs that have been issued but are not yet effective:

IFRS 17	Insurance Contracts and the related Amendments[2]
Amendments to IFRS 3	Reference to the Conceptual Framework[1]
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture[3]
Amendments to IAS 1	Classification of Liabilities as Current or Non-current[2]
Amendments to IAS 1 and IFRS Practice Statement 2	Disclosure of Accounting Policies[2]
Amendments to IAS 8	Definition of Accounting Estimates[2]
Amendments to IAS 12	Deferred Tax related to Assets and Liabilities arising from a Single Transaction[2]
Amendments to IAS 16	Property, Plant and Equipment – Proceeds before Intended Use[1]
Amendments to IAS 37	Onerous Contracts – Cost of Fulfilling a Contract[1]
Amendments to IFRSs Standards	Annual Improvements to IFRSs 2018–2020[1]

1 Effective for annual periods beginning on or after 1 January 2022.

2 Effective for annual periods beginning on or after 1 January 2023.

3 Effective for annual periods beginning on or after a date to be determined.

The directors of the Company anticipate that the application of all the new and amendments to IFRSs will have no material impact on the Company’s financial positions and performance and/or on the disclosures to the Company in the foreseeable future.

5.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the historical cost basis as explained in the accounting policies set out below.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 Share-based Payment, leasing transactions that are accounted for in accordance with IFRS 16 Leases and measurements that have some similarities to fair value but are not fair value, such as net realisable value in IAS 2 Inventories or value in use in IAS 36 Impairment of Assets.

The principal accounting policies are set out below.

Revenue from contracts with customers

The Company recognises revenue when (or as) a performance obligation is satisfied, i.e. when “control” of the goods or services underlying the particular performance obligation is transferred to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transferred over time and revenue is recognised over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

●	the customer simultaneously receives and consumes the benefits provided by the Company’s performance as the Company performs;
●	the Company’s performance creates or enhances an asset that the customer controls as the Company performs; or
●	the Company’s performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognised at a point in time when the customer obtains control of the distinct good or service.

F-9

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Revenue from contracts with customers - continued

Energy saving services income

For the energy saving services, the revenue is recognized in-line with the energy performance contract entered, being at the point of the energy cost saving on electricity consumption.

Maintenance services income

For maintenance services income, revenue is recognised at the point of provision of comprehensive maintenance with the necessary labour and spare parts.

Sales of materials

For sales of materials to the customer, revenue is recognised when control of the goods has transferred, being when the goods have been delivered to the customer’s specific location.

Leases

Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified or arising from business combinations on or after the date of initial application, the Company assesses whether a contract is or contains a lease based on the definition under IFRS 16 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

Non-lease components are separated from lease component on the basis of their relative stand-alone prices.

The Company as a lessee

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to warehouse leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option. It also applies the recognition exemption for leases of low-value assets. Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term.

F-10

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Leases - continued

Right-of-use assets

The cost of right-of-use asset includes:

●	the amount of the initial measurement of the lease liability;

●	any lease payments made at or before the commencement date, less any lease incentives received;

●	any initial direct costs incurred by the Company; and

●	an estimate of costs to be incurred by the Company in dismantling and removing the underlying assets, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liability.

Right-of-use assets in which the Company is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. The remaining right-of-use assets are depreciated on a straight-line basis over the term of the leases.

The Company presents right-of-use assets as a separate line item in the statement of financial position.

F-11

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Leases - continued

The Company as a lessee - continued

Refundable rental deposits

Refundable rental deposits paid are accounted under IFRS 9 and initially measured at fair value. Adjustments to fair value at initial recognition are considered as additional lease payments and included in the cost of right-of-use assets.

Lease liabilities

At the commencement date of a lease, the Company recognises and measures the lease liability at the present value of lease payments that are unpaid at that date. In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.

The lease payments include:

●	fixed payments (including in-substance fixed payments) less any lease incentives receivable;

●	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

●	amounts expected to be paid under residual value guarantees;

●	the exercise price of a purchase option reasonably certain to be exercised by the Company; and

●	payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate.

Variable lease payments that do not depend on an index or a rate are not included in the measurement of lease liabilities and right-of-use assets, and are recognised as expense in the period on which the event or condition that triggers the payment occurs.

After the commencement date, lease liabilities are adjusted by interest accretion and lease payments.

The Company remeasures lease liabilities (and makes a corresponding adjustment to the related right-of-use assets) whenever the lease term has changed, in which case the related lease liability is remeasured by discounting the revised lease payments using a revised discount rate at the date of reassessment.

The Company presents lease liabilities as a separate line item in the statement of financial position.

F-12

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Leases - continued

The Company as a lessee - continued

Lease modifications

The Company accounts for a lease modification as a separate lease if:

●	the modification increases the scope of the lease by adding the right to use one or more underlying assets; and

●	the consideration for the leases increases by an amount commensurate with the stand-alone price for the increase in scope and any appropriate adjustments to that stand-alone price to reflect the circumstances of the particular contract.

For a lease modification that is not accounted for as a separate lease, the Company remeasures the lease liability, less any lease incentives receivable, based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Company accounts for the remeasurement of lease liabilities by making corresponding adjustments to the relevant right-of-use assets.

Foreign currencies

In preparing the financial statements of the Company, transactions in currencies other than the functional currency of the Company (“foreign currencies”) are recognised at the rates of exchanges prevailing on the dates of the transactions. At the end of the reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are recognised in profit or loss in the period in which they arise.

Government grants

Government grants are not recognised until there is reasonable assurance that the Company will comply with the conditions attaching to them and that the grants will be received.

Government grants related to income that are receivables as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognised in profit or loss in the period in which they become receivable. Such grants are presented under “other income”.

F-13

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Borrowing costs

All borrowing costs are recognised in profit or loss in the period in which they are incurred.

Retirement benefit costs

Payments to the Mandatory Provident Fund Schemes, which are defined contribution schemes, are charged as an expense when employees have rendered service entitling them to the contributions.

Short-term employee benefits

Short-term employee benefits are recognised at the undiscounted amount of the benefits expected to be paid as and when employees rendered the services. All short-term employee benefits are recognised as an expense unless another IFRS requires or permits the inclusion of the benefit in the cost of an asset.

A liability is recognised for benefits accruing to employees (such as wages and salaries, annual leave and sick leave) after deducting any amount already paid.

Income Taxes

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from “loss before tax” as reported in the statement of profit or loss and other comprehensive income because of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Company’s current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax is recognised on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Such deferred tax assets and liabilities are not recognised if the temporary difference arises from the initial recognition of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

F-14

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes - continued

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of the reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realised, based on tax rate (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

For the purposes of measuring deferred tax for leasing transactions in which the Company recognises the right-of-use assets and the related lease liabilities, the Company first determines whether the tax deductions are attributable to the right-of-use assets or the lease liabilities.

For leasing transactions in which the tax deductions are attributable to the lease liabilities, the Company applies IAS 12 Income Taxes requirements to the leasing transaction as a whole. Temporary differences relating to right-of use assets and lease liabilities are assessed on a net basis. Excess of depreciation on right-of-use assets over the lease payments for the principal portion of lease liabilities resulting in net deductible temporary differences.

Current and deferred tax are recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Costs of inventories are calculated using the first-in, first-out method. Net realisable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

F-15

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Property, plant and equipment

Property, plant and equipment are stated in the statement of financial position at cost, less subsequent accumulated depreciation and subsequent accumulated impairment losses, if any.

Depreciation is recognised so as to write off the cost of items of property, plant and equipment, less their residual values over their estimated useful lives, using the straight-line method. The estimated useful lives, residual values and depreciation method are reviewed at the end of the reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in profit or loss.

Construction in Progress	7 to 10 years
Machinery and Equipment	20%
Office equipment	20%

Impairment losses recognised on property, plant and equipment and right-of-use assets

At the end of the reporting period, the Company reviews the carrying amounts of its property, plant and equipment and right-of-use assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

F-16

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments

Financial assets and financial liabilities are recognised when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value except for trade receivables arising from contracts with customers which are initially measured in accordance with IFRS 15 Revenue from Contracts with Customers. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets and financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability and of allocating interest income and interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts and payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset or financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Financial assets

Classification and subsequent measurement of financial assets

Financial assets that meet the following conditions are subsequently measured at amortised cost:

●	the financial asset is held within a business model whose objective is to collect contractual cash flows; and
●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling; and

●	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

F-17

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial assets - continued

Classification and subsequent measurement of financial assets - continued

All other financial assets are subsequently measured at FVTPL except that at the date of initial application of HKFRS 9/initial recognition of a financial asset the Company may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if that equity investment is neither held for trading nor contingent consideration recognised by an acquirer in a business combination to which HKFRS 3 Business Combinations applies.

A financial asset is classified as held for trading if:

●	It has been acquired principally for the purpose of selling in the near term; or

●	On initial recognition it is a part of a portfolio of identified financial instruments that the Company manages together and has a recent actual pattern of short-term profit-taking; or

●	It is a derivative that is not designated and effective as hedging instrument.

In addition, the Company may irrevocably designate a financial asset that are required to be measured at the amortised cost or FVTOCI as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch.

Amortised cost and interest income

Interest income is recognised using the effective interest method for financial assets measured subsequently at amortised cost. Interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired. For financial assets that have subsequently become credit-impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset from the next reporting period. If the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset from the beginning of the reporting period following the determination that the asset is no longer credit impaired.

F-18

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial assets - continued

Impairment of financial assets

The Company performs impairment assessment under Expected Credit Loss (“ECL”) model on financial assets including trade and other receivables, amount due from directors/ a shareholder and cash which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. In contrast, 12-month ECL (“12m ECL”) represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date. Assessment are done based on the Company’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognises lifetime ECL for trade receivables. The ECL on these assets are assessed individually for debtors with significant balances and/or collectively using a provision matrix based on appropriate groupings.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial recognition, the Company recognises lifetime ECL. The assessment of whether lifetime ECL should be recognised is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

(i)	Significant increase in credit risk

In assessing whether the credit risk has increased significantly since initial recognition, the Company compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition. In making this assessment, the Company considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

F-19

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial assets - continued

Impairment of financial assets - continued

(i)	Significant increase in credit risk

In particular, the following information is taken into account when assessing whether credit risk has increased significantly:

●	an actual or expected significant deterioration in the financial instrument’s external (if available) or internal credit rating;
●	significant deterioration in external market indicators of credit risk, e.g. a significant increase in the credit spread, the credit default swap prices for the debtor;
●	existing or forecast adverse changes in business, financial or economic conditions that are expected to cause a significant decrease in the debtor’s ability to meet its debt obligations;
●	an actual or expected significant deterioration in the operating results of the debtor;
●	an actual or expected significant adverse change in the regulatory, economic, or technological environment of the debtor that results in a significant decrease in the debtor’s ability to meet its debt obligations.

Irrespective of the outcome of the above assessment, the Company presumes that the credit risk has increased significantly since initial recognition when contractual payments are past due, unless the Company has reasonable and supportable information that demonstrates otherwise.

The Company regularly monitors the effectiveness of the criteria used to identify whether there has been a significant increase in credit risk and revises them as appropriate to ensure that the criteria are capable of identifying significant increase in credit risk before the amount becomes past due.

(ii)	Definition of default

For internal credit risk management, the Company considers an event of default occurs when information developed internally or obtained from external sources indicates that the debtor is unlikely to pay its creditors, including the Company, in full (without taking into account any collaterals held by the Company).

F-20

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial assets - continued

Impairment of financial assets - continued

(iii)	Credit-impaired financial assets

A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence that a financial asset is credit-impaired includes observable data about the following events:

(a)	significant financial difficulty of the issuer or the borrower;
(b)	a breach of contract, such as a default or past due event;
(c)	the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
(d)	it is becoming probable that the borrower will enter bankruptcy or other financial reorganisation; or
(e)	the disappearance of an active market for that financial asset because of financial difficulties.

(iv)	Impairment policy

The Company writes off a financial asset when there is information indicating that the counterparty is in severe financial difficulty and there is no realistic prospect of recovery. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, taking into account legal advice where appropriate. A impairment constitutes a derecognition event. Any subsequent recoveries are recognised in profit or loss.

(v)	Measurement and recognition of ECL

The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Estimation of ECL reflects an unbiased and probability-weighted amount that is determined with the respective risks of default occurring as the weights.

F-21

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial assets - continued

Impairment of financial assets - continued

(v)	Measurement and recognition of ECL - continued

Where ECL is measured on a collective basis or cater for cases where evidence at individual instrument level may not yet be available, the financial instruments are grouped on the following basis:

●	Nature of financial instruments (i.e. the Company’s trade receivables and other receivables are each assessed as a separate group. Cash and amount due from directors/ related party are assessed for ECL on an individual basis);
●	Past-due status;
●	Nature, size and industry of debtors; and
●	External credit ratings where available.

The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics.

Interest income is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit impaired, in which case interest income is calculated based on amortised cost of the financial asset.

The Company recognises an impairment gain or loss in profit or loss for all financial instruments by adjusting their carrying amount, with the exception of trade receivables measured at amortised cost where the corresponding adjustment is recognised through a loss allowance account.

Derecognition of financial assets

The Company derecognises a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the Company neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the Company recognises its retained interest in the asset and an associated liability for amounts it may have to pay. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognise the financial asset and also recognises a collateralised borrowing for the proceeds received.

On derecognition of a financial asset measured at amortised cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognised in profit or loss.

F-22

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022 AND 2021

(Expressed in Hong Kong Dollars)

5.	SIGNIFICANT ACCOUNTING POLICIES - continued

Financial instruments - continued

Financial liabilities and equity instruments

Classified as debt or equity

Debt and equity instruments issued by the Company are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities. Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Financial liabilities at amortised cost

Financial liabilities including trade and other payables, amount due to a shareholder, bank and other borrowings are subsequently measured at amortised cost, using the effective interest method.

Effective interest method

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Interest expense is recognised on an effective interest basis.

Derecognition of financial liabilities

The Company derecognises financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

6.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the Company’s accounting policies, which are described in note 4, the directors of the Company are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgements in applying accounting policies

The following are the critical judgements, apart from those involving estimations, that the directors of the Company have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognised in the consolidated financial statements.

Useful lift of property, plant and equipment

The Company’s management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of the property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovation. Management will change the depreciation charge where useful lives are different from the previously estimated lives. It will also write off or write down technically obsolete or non-strategic assets that have been abandoned or sold. For cost incurred and capitalised as property, plant and equipment, management assessed whether the Company has control over these assets based on relevant regulations and the terms as stipulated in the relevant agreements, where applicable.

F-23

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

6.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY - continued

Critical judgements in applying accounting policies - continued

Deferred income tax

The Company is subject to income tax in Hong Kong. Significant judgement is required in determining the provision for income tax. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current income tax and deferred tax provisions in the period in which such determination is made.

Deferred income tax assets relating to temporary differences and tax losses are recognised when management considers it is likely that future taxable profits will be available against which the temporary differences or tax losses can be utilised. When the expectations are different from the original estimates, such differences will impact the recognition of deferred income tax assets and income tax charges in the period in which such estimates have been changed.

Impairment of property, plant and equipment and right-of-use assets

The recoverable amount calculation requires the management of the Company to estimate higher of fair value less costs of disposal and value in use of those assets as the recoverable amount.

Property, plant and equipment and right-of-use assets are stated at costs less accumulated depreciation and impairment, if any. In determining whether an asset is impaired, the Company has to exercise judgement and make estimation, particularly in assessing: (1) whether an event has occurred or any indicators that may affect the asset value; (2) whether the carrying value of an asset can be supported by the recoverable amount, in the case of value in use, the net present value of future cash flows which are estimated based upon the continued use of the asset; and (3) the appropriate key assumptions to be applied in estimating the recoverable amounts including cash flow projections and an appropriate discount rate. When it is not possible to estimate the recoverable amount of an individual asset (including right-of-use assets), the Company estimates the recoverable amount of the cash generating unit to which the assets belong, including allocation of corporate assets when a reasonable and consistent basis of allocation can be established, otherwise recoverable amount is determined at the smallest group of cash generating units, for which the relevant corporate assets have been allocated. Changing the assumptions and estimates, including the discount rates or the growth rate in the cash flow projections, could materially affect the recoverable amounts. Where the actual future cash flows are less than expected, a material impairment loss may arise. The fair value less costs of disposal of certain assets have been determined from market available information.

F-24

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

6.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY - continued

Critical judgements in applying accounting policies - continued

Impairment of property, plant and equipment and right-of-use assets- continued

As at March 31, 2022, the carrying amount of property, plant and equipment was HK$25,035,563 (2021: HK$ 25,806,783), and the carrying amount of right-of-use assets was HK$613,396 (2021: HK$130,387). Based on the management assessment, no impairment loss was provided for property, plant and equipment and right-of-use assets for the years ended March 31, 2022 and 2021. Details are set out in notes 11 and 12 respectively.

Key sources of estimation uncertainty

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk causing a material adjustment to the carrying amounts of assets within the next financial year.

Provision of ECL for trade receivables

The Company uses provision matrix to calculate ECL for the trade receivables. The provision rates are assessed individually and based on internal credit ratings as groupings of various debtors that have similar loss patterns. The provision matrix is based on the Company’s historical default rates taking into consideration forward-looking information that is reasonable and supportable available without undue costs or effort. At every reporting date, the historical observed default rates are reassessed and changes in the forward-looking information are considered. In addition, trade receivables with significant balances and credit impaired are assessed for ECL individually. The provision of ECL is sensitive to changes in estimates.

The information about the ECL and the Company’s trade receivables are disclosed in note 13.

7.	REVENUE

a.	Break-down of revenue

	For the year ended March 31,
	2022	2021
	HK$	HK$

Energy saving services income
- Hong Kong	6,842,014	6,719,244

Maintenance services income
- Hong Kong	5,000	386,250

Sales of materials
- Hong Kong	20,800	-

Total	6,867,814	7,105,494

As at April 21, 2017, the Company entered into a performance agreement for energy savings project by using Phase Change Material Thermal Energy Storage System together with Ultra-High Efficiency Boca Hybrid Power Chiller Plant. The Company allows a credit period of 45 days to its trade customers.

For the year ended March 31, 2022, a customer contributed revenue of HK$6,842,014 (2021: HK$7,105,494) to the Company, who contributed the whole sales of the Company.

b.	Performance obligations for contracts with a customer

Revenue mainly represents the performance income on electricity running cost saving generated from the Energy Performance Contract. The maintenance services and technical supports are provided on an ad-hoc basis, including the severity of the issues encountered by the customers, the availability of the required maintenance materials and labor.

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GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

7.	REVENUE – continued

b.	Performance obligations for contracts with a customer - continued

Energy saving services income

For the energy saving services, the revenue is recognized in-line with the energy performance contract entered into, being at the point the energy cost saving on electricity consumption is more than 40% compared with the existing central air conditioning systems of the customer from the commencement date of Ultra-High Efficiency Boca Hybrid Power Chiller Project as at June 18, 2019.

Maintenance services income

The maintenance service is considered to be a distinct service as it is regularly supplied by the Company to the customer on a stand-alone basis and is available for the customer from other providers in the market. Transaction price is allocated between energy saving services and the maintenance services on a relative stand-alone selling price basis. Revenue relating to the maintenance services is recognised at the point of provision of comprehensive maintenance with the necessary labour and spare parts for the Ultra-High Efficiency Boca Hybrid Power Chiller Project.

Sales of materials

For sales of materials to the customer, revenue is recognised when control of the goods has transferred, being when the goods have been delivered to the customer’s specific location.

8.	OTHER INCOME

	2022	2021
	HK$	HK$

Government grant	-	54,000
Imputed interest income	5,614	6,332
Gain on waive of other payables	-	273,971
Recovery (impairment) of trade	7,349	51,863
receivables
	12,963	386,166

For the year ended March 31, 2021, the Company recognised Government grants of HK$54,000 related to Employment Support Scheme for the coronavirus disease 2019 (“COVID-19”) epidemic provided by the Government of the Hong Kong Special Administrative Region.

F-26

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

9.	ADMINISTRATIVE EXPENSES

	2022	2021
	HK$	HK$

Salaries and benefits	584,400	683,642
Office and miscellaneous	421,043	305,812
Management and consulting fees	236,800	200,000
Professional fees	1,402,350	440,258
Director fees	384,000	1,371,600
Depreciation	523,977	534,144
Travel and promotion	478,052	27,007

	4,030,622	3,562,463

10.	FINANCE COSTS

	2022	2021
	HK$	HK$

Interest on bank borrowings	105,658	14,157
Interest on other borrowings	2,428,966	2,397,050
Interest on lease liabilities	38,747	27,577

	2,573,371	2,438,784

11.	INCOME TAX

The income tax expenses (credit) can be reconciled to the loss before tax per the statement of loss and comprehensive loss as follows:

	2022	2021
	HK$	HK$

Loss for the period before income tax	(2,882,200)	(1,476,481)
Income tax rate	16.5%	16.5%

(Decrease) increase attributable to:
Expected income tax expenses	(475,563)	(243,619)
Tax effect of income not taxable for tax purpose	-	(54,115)

Tax effect of tax loss not recognised	345,223	59,640

Deferred income tax expenses	(130,340)	(238,094)

Provision for current income tax	-	-

Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for both years.

No provision for Hong Kong Profits Tax is made for the years ended 31 March 2021 and 2022 as the Company has no assessable profit arising in Hong Kong or the assessable profits are wholly absorbed by tax losses brought forward from prior years.

During the three years ended March 31, 2022, the Company has recognised the deferred tax liabilities on these financial assets as it is probable that they will be realized given the increasing profitability of the Company.

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GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

11.	INCOME TAX - continued

The significant components of the Company ‘s temporary differences and unused tax losses are as follows:

		For the year	For the year
		ended March 31,	ended March 31,
	Expiry date	2022	2021
	Range	HK$	HK$

Property, plant and equipment	No expiry	789,940	1,442,988

Tax attributes are subject to review and potential adjustment by tax authority.

The impact of deferred tax changes as been reflected in the financial statements.

	2022	2021
	HK$	HK$

Deferred tax liabilities	4,040,970	4,171,310

12.	PROPERTY, PLANT AND EQUIPMENT

	Office equipment	Machinery and Equipment- truck	Machinery and Equipment- System	Total
	HK$	HK$	HK$	HK$
COST
At 31 March 2020	-	63,000	29,110,931	29,173,931
Additions	42,294	-	1,463,149	1,505,443
Transfer	-	-	-	-
At 31 March 2021	42,294	63,000	30,574,080	30,679,374
Additions	77,020	-	2,301,262	2,378,281
31 March 2022	119,314	63,000	32,875,342	33,057,655

DEPRECIATION
At 31 March 2020	-	4,200	2,425,911	2,430,111
Additions	-	12,600	2,926,334	2,938,934

At 31 March 2021	-	16,800	5,352,245	5,369,045
Additions	15,522	12,600	3,121,379	3,149,501

At 31 March 2022	15,522	29,400	8,473,624	8,518,546

CARRYING VALUES
At 31 March 2022	103,792	33,600	24,401,717	24,539,109
At 31 March 2021	42,294	46,200	25,221,835	25,310,329
At 31 March 2020	-	58,800	26,685,020	26,743,820

The above items of property, plant and equipment are depreciated on a straight-line basis, after taking into account of their estimated residual values, at the following rates per annum:

Machinery and Equipment	10% to 20%
Office equipment	20%

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GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

13.	RIGHT-OF-USE ASSETS

Leased property
HK$
COST

At 31 March 2020 and 2021	1,043,089
Additions	981,432

At 31 March 2022	2,024,521

DEPRECIATION
At 31 March 2020	434,620
Provided for the year	521,544

At 31 March 2021	956,164
Provided for the year	495,854

At 31 March 2022	1,452,018

CARRYING VALUES
At 31 March 2022	572,503
At 31 March 2021	86,925
At 31 March 2020	608,469

For the year ended March 31, 2022, the Company entered into a two-year lease contract for leasing a warehouse.

Right-of-use assets in which the Company is reasonably certain to obtain ownership of the underlying leased assets at the end of the lease term is depreciated from commencement date to the end of the useful life. The remaining right-of-use assets are depreciated on a straight-line basis over the terms of the leases.

The total cash outflow for leases is HK$522,000 (2021: HK$552,000).

The lease agreements do not impose any extension or termination options which are exercisable only by the Company and not by the respective lessors.

As at March 31, 2022 and 2021, the Company does not provide residual value guarantees in relation to leases arrangement. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor.

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GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

13.	RIGHT-OF-USE ASSETS - continued

As at March 31, 2021 and 2022, the Company has no leases that are committed but not yet commenced. The maturity of lease liabilities is presented in note 18.

14.	PREPAYMENTS AND DEPOSITS, TRADE AND OTHER RECEIVABLES

	2022	2021
	HK$	HK$

Trade receivables	609,762	220,457
Less: Provision for expected credit losses	-	(7,349)

	609,762	213,108

Other receivables	423,385	-

Trade receivables and other receivables	1,033,147	213,108
Prepayments and deposits	108,910	100,651

	1,142,057	313,759

Details of impairment assessment of trade receivables for the years ended March 31, 2022 and 2021 are set out in note 22.

For customers with good credit quality and payment history, the Company allows credit periods of no longer than 45 days (2021: 45 days).

The following is an aged analysis of trade receivables (net of allowance for credit losses) presented based on the invoice date at the end of the reporting period, which approximates the revenue recognition dates:

	2022	2021
	HK$	HK$

Up to 30 days	609,762	213,108

Before accepting any new customer, the Company will assess the potential customer’s credit quality and define its credit limits. Credit sales are made to customers with an appropriate credit history. Credit limits attributed to customers and credit terms granted to customers are reviewed regularly.

As at March 31, 2022, there is no balance past due (2021: Nil) and the Company does not hold any collateral over these balances.

F-30

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

15.	RELATED PARTY TRANSACTIONS AND BALANCES

a)	Compensation of key management personnel of the Company.

	2022	2021
	HK$	HK$

Salaries, fees and other Allowances	384,000	1,338,000
Retirement benefit scheme Contributions	6,000	33,600

	390,000	1,371,600

b)	Amounts due to/from shareholders and directors

The amounts are unsecured, interest-free and repayable on demand. The related party balances are set out below:

	As at 31 March
	2022	2021
	HK$	HK$

Amount due (from) to shareholders
Joyful Star Limited	(689,922)	(8,105,425)
Boca Holdings Limited	274,867	-

Amounts due from (to) directors

Dr Chan Kam Biu, Richard	1,463,229	1,376,418
Lui Lai Yuen	(2,115,914)	(1,005,914)

During the year ended March 31, 2022 the Company received advances of $1,460,000 (2021 - $103,000) and made repayments of $350,000 (2021 - $2,562,086) relating to the advances from Lui Lai Yuen. The amounts due to Lui Lai Yuen have been reclassified from amounts due to related party to amounts due to directors upon Lui Lai Yuen becoming a director of the Company in 2021.

During the year ended March 31, 2022 the Company advanced funds of $107,100 to Dr Chan Kam Biu, Richard (2021- $2,625,151) and received the repayments of $20,289 (2021 - $2,052,659) from Dr Chan Kam Biu, Richard.

F-31

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

15.	RELATED PARTY TRANSACTIONS AND BALANCES - continued

During the year ended March 31, 2021 an amount of $273,970 was foregiven by SGOCO International (HK) Limited and the remaining balance of $7,144,039, namely loan from SGOCO International (HK) Limited, was transferred to Joyful Star Limited when Joyful Star Limited acquired the Company in September 2020.

During the year ended March 31, 2022 the Company received advances of $1,052,100 (2021- $3,169,461) and made repayments of $1,467,787 (2021 - $2,208,075) relating to the loan from Joyful Star Limited. Further, an amount of $6,999,816 due to Joyful Star Limited was capitalised as share allotment to Boca International Limited for consideration of 6,999,816 of new shares.

16.	CASH

Bank balances carried interest rates at prevailing market rates based on daily bank deposit rate for the years ended March 31, 2022 and 2021.

For the years ended March 31, 2022 and 2021, the Company performed impairment assessment on bank balances and concluded that the probability of defaults of the counterparty banks are insignificant and accordingly, no allowance for credit losses is provided. Details of impairment assessment of bank balances for the years ended March 31, 2022 and 2021 are set out in note 22.

17.	TRADE AND OTHER PAYABLES, CONTRACT LIABILITIES

	2022	2021
	HK$	HK$

Trade payables	1,007,672	761,592
Interest payables	2,068,307	2,691,019
Other payables	379,585	112,285
Accrued professional charges	-	778,101
Accrued charges	149,985	57,120

Trade and other payables	3,605,549	4,400,117
Contract liabilities	-	273,119

	3,605,549	4,673,236

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GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

18.	LEASE LIABILITIES

On June 1, 2021, the Company adopted a new lease under IFRS 16 Lease.

The warehouse is located in Yuen Long. The lease was previously accounted for as operating lease under IAS 17. The fair value of the lease liability was estimated using level 2 inputs on the date of the lease agreements using the implicit rate of the lease at 6.736%, a weighted average lease term of 2 years.

Please refer to Note 12 Right-of-use asset of the financial statements of details.

The following table presents lease obligations for the Company for the year ended March 31, 2022 and 2021.

Leased warehouse
HK$
Balance 31 March 2020	615,592

Interest paid	27,577
Lease payments	(552,000)

Balance 31 March 2021	91,169

Additions	970,189
Interest paid	38,747
Lease payments	(522,000)

Balance 31 March 2022	578,105

Less: Current portion	535,338

Non-current lease liability	42,767

The following table discloses the undiscounted cash flow for lease obligations as at March 31, 2022:

Leased office
HK$
Less than one year	516,000
1 to 2 years	86,000

19.	BANK AND OTHER BORROWINGS

	2022	2021
	HK$	HK$

Bank loans	4,093,200	3,088,800
Other loans	26,966,667	27,133,333

	31,059,867	30,222,133

Secured	4,093,200	3,088,800
Unsecured	26,966,667	27,133,333

	31,059,867	30,222,133

Carrying amount repayable:
Within one year	6,800,000	6,800,000
In more than two years but not exceeding five years	166,667	333,333
More than five years	24,093,200	23,088,800

	31,059,867	30,222,133

Amounts due within one year, shown under current liabilities with repayment on demand	31,059,867	30,022,133

F-33

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

19.	BANK AND OTHER BORROWINGS – continued

Details of the bank and other borrowings are as follows:

	Loan 1	Loan 2	Loan 3	Loan 4
	HK$	HK$	HK$	HK$
Principal	3,088,800	20,000,000	2,000,000	3,610,000
Interest rate p.a	2.75%	10%	10%	5%
Inception date	18/2/2021	17/7/2017	15/5/2010	9/3/2018
Maturity date	18/1/2026	17/6/2029	Expired	Expired
Repayment terms	Repayable in demand	Repayable in demand	Repayable in demand	Repayable in demand
Security	Government Guarantee	Not secured	Not secured	Not secured
Period of loans	For the year ended 31 March 2021 and 2022	For the year ended 31 March 2021 and 2022	For the year ended 31 March 2021 and 2022	For the year ended 31 March 2021 and 2022

	Loan 5	Loan 6	Loan 7	Loan 8
	HK$	HK$	HK$	HK$
Principal	990,000	200,000	200,000	1,004,400
Interest rate p.a	5%	10%	48%	2.75%
Inception date	9/4/2018	5/3/2021	11/8/2021	9/7/2021
Maturity date	Expired	10/5/2021	10/8/2022	9/6/2029
Repayment terms	Repayable in demand	N/A	Repayable in demand	Repayable in demand
Security	Not secured	Not secured	Not secured	Not secured
Period of loans	For the year ended 31 March 2021 and 2022	For the year ended 31 March 2021 and 2022	For the year ended 31 March 2022	For the year ended 31 March 2022

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GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

19.	BANK AND OTHER BORROWINGS – continued

The continuity of the term facility for the years ended 31 March 31, 2021 and 2022.

	2022	2021
	HK$	HK$

Balance at beginning of the year	30,222,133	27,500,000
Addition	1,204,400	3,355,652
Repayments	(366,666)	(633,519)

Balance at end of the year	31,059,867	30,222,133
Less: Current portion	(31,059,867)	(30,222,133)

Non-current portion	-	-

20.	SHARE CAPITAL

a)	Authorised Share Capital

The Company has authorised an unlimited number of common shares with no par value.

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GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

20.	SHARE CAPITAL - continued

b)	Issued Share Capital

	Number of shares	Amount HK$

Issued and fully paid:

At 1 April 2020 and 31 March 2021
Ordinary shares with no par value	184	184

Allotment of share capital	6,999,816	6,999,816
Effect of reorganization	(7,000,000)	(7,000,000)
Issued share capital of parent company	9,000,000	70,200

At 31March 2022	9,000,000	70,200

21.	CAPITAL RISK MANAGEMENT

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximising the return to the shareholders through the optimisation of the debt and equity balance. The director and shareholders have agreed not to demand for repayment from the Company for the next coming twelve months from the date of reporting period and agreed to provide adequate funds to enable the Company to meet in full its financial obligations as they fall due for the foreseeable future. The Company’s overall strategy remains unchanged from prior year.

The capital structure of the Company consists of bank and other borrowings disclosed in note 19 amount due to shareholders, net of cash and cash equivalents and equity attributable to owner of the Company, comprising issued share capital and accumulated losses.

The directors of the Company review the capital structure on an on-going basis. As part of this review, the directors consider the cost of capital and the risks associated with each class of capital.

Based on recommendations of the directors, the Company will balance its overall capital structure through new share issues as well as the issue of new debt.

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GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

22.	FINANCIAL INSTRUMENTS

a.	Categories of financial instruments

	2022	2021
	HK$	HK$

Financial assets
Amortised cost
Trade receivables	609,762	213,108
Other receivables	1,134,590	-
Amount due from directors	1,463,229	1,376,418
Amount due from a shareholder	274,867	-
Cash	571,655	934,638
	4,054,103	2,524,164

Financial liabilities
Amortised cost
Trade payables	1,007,672	761,592
Interest payables	2,068,307	2,691,019
Other payables	379,585	112,285
Amount due to director	2,115,914	1,005,914
Amount due to a shareholder	689,922	8,105,425
Bank borrowing	4,093,200	3,088,800
Other borrowings	26,966,667	27,133,333
Lease liabilities	578,105	91,169

	37,899,372	42,989,537

b.	Financial risk management objectives and policies

The major financial instruments of the Company include trade and other receivables, cash, trade and other payables, amount due to a shareholder, amounts due from directors, amount due from a shareholder and bank and other borrowings. Details of the financial instruments are disclosed in the respective notes. The risks associated with these financial instruments include market risk (represented by interest rate risk), credit risk and liquidity risk. The policies on how to mitigate these risks are set out below. The Company’s management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

F-37

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

22.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Market risk

Interest rate risk

The Company is exposed to fair value interest rate risk which arise from lease liabilities. The Company is exposed to cash flow interest rate risk in relation to variable-rate bank balances and variable rate bank borrowing due to the fluctuation of the prevailing market interest rate. The Company currently does not have a policy on hedging interest rate risk. However, the management of the Company monitors interest rate exposure and will consider hedging significant interest rate risk should the need arise.

Sensitivity analysis

No sensitivity analysis is presented since the directors of the Company consider that the Company’s exposure to interest rate risk is insignificant.

Credit risk and impairment assessment

As at March 31, 2022 and 2021, the Company’s maximum exposure to credit risk which will cause a financial loss due to failure to discharge an obligation by the counterparties is arising from the carrying amounts of the recognised financial assets as stated in the statement of financial position.

Trade receivables arising from contracts with customers

In order to minimise the credit risk, management of the Company has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. The Company only extends credit to customers based on careful evaluation of the customers’ financial conditions and credit history. Credit sales of products are made to customers with an appropriate credit history. The Company performs impairment assessment under ECL model upon application of IFRS 9 on trade receivables individually or based on provision matrix. In this regard, the directors of the Company consider that the Company’s credit risk is significantly reduced.

Amount due from directors/a shareholder

The Company has considered that credit risks on amount due from directors/a shareholder have not increased significantly since initial recognition and has assessed the ECL under 12-month ECL method based on the Company’s assessment in the risk of default of the respective counterparties.

F-38

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

22.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Credit risk and impairment assessment - continued

Other receivables

The Company assessed the impairment for its other receivables individually based on internal credit rating and ageing of these debtors which, in the opinion of the directors of the Company, have no significant increase in credit risk since initial recognition. ECL is estimated based on historical observed default rates over the expected life of debtors and is adjusted for forward-looking information that is available without undue cost or effort. Based on the impairment assessment performed by the Company, the management of the Company considers the loss allowance for other receivables within lifetime ECL was insignificant and accordingly no allowance for losses is provided.

Cash balances

The credit risk on cash balances is limited because the counterparties are banks with high credit ratings assigned by international credit-rating agencies.

Significant concentration of credit risk

The Company’s concentration of credit risk on trade receivables by geographical locations is in Hong Kong. The Company has no other significant concentration of credit risk, with exposure spread over a number of counterparties.

The Company’s internal credit risk grading assessment on trade receivables and other financial assets comprise the following categories:

Internal credit rating	Description	Trade receivables	Other financial assets
Low risk	The counterparty has a low risk of default and does not have any past-due amounts	Lifetime ECL - not credit-impaired	12m ECL
Watch list	The counterparty has amounts past-due but is continuously settling after due date and with continuous business transactions with the Company	Lifetime ECL - not credit-impaired	12m ECL
Doubtful	There have been significant increases in credit risk since initial recognition through information developed internally or external resources while the counterparty is with continuous business transactions with the Company	Lifetime ECL - not credit-impaired	Lifetime ECL - not credit-impaired
Loss	There is evidence indicating the asset is credit-impaired	Lifetime ECL - credit-impaired	Lifetime ECL - credit-impaired
Write-off	There is evidence indicating that the debtor is in severe financial difficulty and the Company has no realistic prospect of recovery	Amount is written off	Amount is written off

F-39

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

22.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Credit risk and impairment assessment - continued

The table below details the credit risk exposures of the Company’s financial assets, which are subject to ECL assessment:

			Gross carrying amount
			For the year ended March 31,
	Internal Credit rating	12m or Lifetime ECL	2022 HK$	2021 HK$

		Lifetime ECL -
Trade receivables	Low risk	not credit-impaired	609,762	213,108
	(Note)
Other receivables	Low risk	12m ECL	1,134,590	-

Amount due from a shareholder	Low risk	12m ECL	274,867	-

Amount due from directors	Low risk	12m ECL	1,463,229	1,376,418

Cash balances	Low risk	12m ECL	571,655	934,638

Note:

The Company has applied the simplified approach in IFRS 9 to measure the loss allowance of lifetime ECL. The Company determines the ECL on these items by using a provision matrix, grouped by aging of receivables.

During the year ended March 31, 2022, there are no net impairment loss allowance related to trade receivables (2021: HK$7,349) and HK$7,349 (2021: HK$59,212) of reversal of impairment loss allowance related to trade receivables that are not credit-impaired was recognised in profit or loss, respectively.

F-40

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

22.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Credit risk and impairment assessment - continued

The following table shows the movement in lifetime ECL that has been recognised for trade receivables under the simplified approach.

Lifetime ECL
(not credit- impaired)
HK$

At 31 March 2020	59,212

Changes due to trade receivables recognised at 31 March 2021:
Impairment loss recognised	7,349
Impairment loss reversed	(59,212)

At 31 March 2021	7,349

Changes due to trade receivables recognised at 31 March 2022:
Impairment loss reversed	(7,349)

At 31 March 2022	-

Liquidity risk

In management of the liquidity risk, the Company has obtained financial support from its shareholders, which has agreed not to demand for repayment from the Company for the next coming twelve months from the date of reporting period and agreed to provide adequate funds to enable the Company to meet in full its financial obligations as they fall due for the foreseeable future. The Company monitors and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and mitigate the effects of fluctuations in cash flows. The Company relies on bank and other borrowings as significant sources of liquidity. The management monitors the utilisation of bank and other borrowings and ensures compliance with the relevant loan covenants.

F-41

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

22.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Liquidity risk - continued

The following table details the Company’s remaining contractual maturity for its non-derivative financial liabilities. The table has been drawn up based on the undiscounted cash flows of the financial liabilities based on the earliest date on which the Company can be required to pay. Specifically bank borrowing with a repayment on demand clause are included in the earliest time band regardless of the probability of the banks choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities are based on the agreed repayment dates.

The table includes both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amounts is derived from the interest rate at the end of the reporting period.

2022	Weighted average interest rate	On demand or less than 1 month	1 -3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount at 31 March 2022
		HK$	HK$	HK$	HK$	HK$	HK$	HK$

Non-derivative financial liabilities
Trade payables	-	1,007,672	-	-	-	-	1,007,672	1,007,672
Interest payables	-	2,068,307	-	-	-	-	2,068,307	2,068,307
Other payables	-	379,585	-	-	-	-	379,585	379,585
Amounts due to Director	-	2,115,914	-	-	-	-	2,115,914	2,115,914
Amounts due to a shareholder	-	689,922	-	-	-	-	689,922	689,922
Bank borrowing
-floating rate	2.75%	4,093,200	-	-	-	-	4,093,200	4,093,200
Other borrowings
-fixed rate	5.78%	7,133,334	333,334	1,500,003	8,000,016	22,521,510	39,488,197	26,966,667
Lease liabilities	6.736%	43,000	86,000	387,000	86,000	-	602,000	578,105

		17,530,934	419,334	1,887,003	8,086,016	22,521,510	50,447,797	37,899,372

2021	Weighted average interest rate	On demand or less than 1 month	1 -3 months	3 months to 1 year	1 year to 5 years	Over 5 years	Total undiscounted cash flows	Carrying amount at 31 March 2021
		HK$	HK$	HK$	HK$	HK$	HK$	HK$

Non-derivative financial liabilities
Trade payables	-	761,592	-	-	-	-	761,592	761,592
Interest payables	-	2,691,019	-	-	-	-	2,691,019	2,691,019
Other payables	-	112,285	-	-	-	-	112,285	112,285
Amounts due to Director	-	1,005,914	-	-	-	-	1,005,914	1,005,914
Amounts due to a shareholder	-	8,105,425	-	-	-	-	8,105,425	8,105,425
Bank borrowing
-floating rate	2.75%	3,088,800	-	-	-	-	3,088,800	3,088,800
Other borrowings
-fixed rate	9.08%	7,300,000	333,334	1,500,003	8,000,016	24,521,514	41,654,867	27,133,333
Lease liabilities	7.54%	46,000	46,000	-	-	-	92,000	91,169

		23,111,035	379,334	1,500,003	8,000,016	24,521,514	57,511,902	42,989,537

F-42

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

22.	FINANCIAL INSTRUMENTS - continued

b.	Financial risk management objectives and policies - continued

Liquidity risk - continued

Bank and other borrowings with a repayment on demand clause are included in the “on demand or less than 1 month” time band in the above maturity analysis. As at March 31, 2022, the aggregate principal amounts of these bank and other borrowings are amounted to HK$11,059,867 (2021: HK$10,022,133). Taking into account the Company’s financial position, the directors do not believe that it is probable that the banks and the third-party lenders will exercise their discretionary rights to demand for immediate repayment. The directors believe that such loans will be repaid eight years after the end of the reporting period in accordance with the scheduled repayment dates set out in the loan agreements, details of which are set out in the table below. The aggregate principal and interest cash outflows of bank and other borrowings with a repayment on demand clause are amounted to HK$13,093,641 (2021: HK$12,115,227).

Maturity Analysis – Bank and other borrowings with a repayment on demand clause based on scheduled repayments

	Weighted average interest rate	Less than 1 year	1 -2 years	More than 2 years	Total undiscounted cash flows	Carrying amount
	%	HK$	HK$	HK$	HK$	HK$

31 March 2022	5.78%	9,420,506	688,400	3,397,651	13,506,557	11,059,867

31 March 2021	5.47%	8,621,310	661,289	2,832,628	12,115,227	10,022,133

The amounts included above for variable interest rate instruments are subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

F-43

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For THE YEARS ENDED March 31, 2022 AND 2021 (Expressed in Hong Kong Dollars)

22.	FINANCIAL INSTRUMENTS – continued

c.	Fair value measurements of financial instruments

IFRS 7 Fianncial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation technique used to measure fair value as follows:

● Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilties

● Level 2 – inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly (i.e.,ass prices) ot indirectly (i.e., derived from prices); and

● Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs)

23.	SUPPLEMENTAL CASH FLOW INFORMATION

	For the year ended March 31,
	2021	2022
	HK$	HK$
Cash paid during the year for:

Interest payments	(4,778,675)	(3,222,230)

Income taxes	-	-

Non-cash investing transaction:
Initial recognition of right-of-use assets	-	981,432
Allotment of share capital	-	6,999,816
Effect of reorganistion	-	(7,000,000)
Issued share capital of holding company	-	70,200

F-44

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

Financial Statements

For the period ended September 30, 2022

(Expressed in Hong Kong Dollars)

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

INTERIM CONSENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

at september 30, 2022

		September 30, 2022	March 31, 2022
		HK$	HK$
	Notes	(Unaudited)	(Audited)

ASSETS
Current assets
Cash		288,518	571,655
Prepayments and deposits	9	505,940	108,910
Trade and other receivables	9	530,964	1,033,147
Deferred listing expenses		1,439,936	711,205
Inventory		421,012	496,454
Amount due from a shareholder		411,943	274,867
Amount due from directors		272,613	1,463,229

Total current assets		3,870,926	4,659,467

Non-current assets
Property, plant and equipment	8	23,071,095	24,539,109
Right-of-use assets	8	327,144	572,503

Total non-current assets		23,398,239	25,111,612

Total assets		27,269,165	29,771,079

Current liabilities
Trade and other payables	10	4,991,460	3,605,549
Lease liabilities		335,719	535,338
Amounts due to a shareholder		689,922	689,922
Amount due to directors		1,836,326	2,115,914
Bank and other borrowings	12	30,704,029	31,059,867

Total current liabilities		38,557,456	38,006,590

Non-current liabilities
Lease liabilities		-	42,767
Deferred tax liabilities		3,795,633	4,040,970

Total non-current liabilities		3,795,633	4,083,737

Total liabilities		42,353,089	42,090,327

F-45

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION – continued

at september 30, 2022

		September 30, 2022	March 31, 2022
		HK$	HK$
	Notes	(Unaudited)	(Audited)

Shareholders’ equity (deficit)
Share capital	13	70,200	70,200
Share premium		3,105,960	3,105,960
Other reserve		6,999,999	6,999,999
Accumulated deficit		(25,260,083)	(22,495,407)

Total Shareholders’ deficit		(15,083,924)	(12,319,248)

Total liabilities and shareholders’ deficit		27,269,165	29,771,079

The above Interim Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

F-46

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME

		For the six months ended
		September 30, 2022	September 30, 2021
		HK$)	HK$)
	Notes	(Unaudited)	(Unaudited)

Revenue	3	2,709,210	2,825,997
Cost of revenue		(1,793,076)	(1,567,224)

Gross profit		916,134	1,258,773

Administrative expenses	5	(3,002,999)	(1,614,356)

Operating loss		(2,086,865)	(355,583)
Finance costs	6	(1,278,848)	(1,152,334)
Other income	4	355,700	7,349
Loss before tax		(3,010,013)	(1,500,568)
Income tax recovery (expenses)	7	245,337	(23,398)

Loss and comprehensive loss for the period		(2,764,676)	(1,523,966)

LOSS PER SHARE

	For the six months ended
	September 30, 2022	September 30, 2021
	HK$)	HK$)
	(Unaudited)	(Unaudited)

Loss per share – Basic and Diluted	(0.31)	(0.55)

Weighted Average number of common shares	9,000,000	2,769,342

F-47

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE SIX MOTNHS ENDED SEPTEMBER 30, 2022

		Attributable to the owners of the Company
	Number of common shares	Share capital HK$	Share premium HK$	Reserve HK$	Accumulated deficit HK$	Total HK$

At April 1, 2021 (Audited)	184	184	-	-	(19,743,547)	(19,743,363)

Allotment of share capital	6,999,816	6,999,816	-	-	-	6,999,816

Loss and comprehensive loss for the period	-	-	-	-	(1,523,966)	(1,523,966)

At September 30, 2021 (Unaudited)	7,000,000	7,000,000	-	-	(21,267,513)	(14,267,513)

At April 1, 2022 (Audited)	9,000,000	70,200	3,105,960	6,999,999	(22,495,407)	(12,319,248)

Loss and comprehensive loss for the period	-	-	-	-	(2,764,676)	(2,764,676)

At September 30, 2022 (Unaudited)	9,000,000	70,200	3,105,960	6,999,999	(25,260,083)	(15,083,924)

F-48

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For THE SIX MONTHS ENDED SEPTEMBER 30, 2022

	For the six months ended
	September 30, 2022	September 30, 2021
	HK$)	HK$)
	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES
Net Loss	(2,764,676)	(1,523,966)
Adjustments for:
Depreciation of property, plant and equipment	1,733,660	1,578,864
Depreciation of right-of-use assets	245,359	250,496
Income tax (recovery) expenses	(245,337)	23,398
Reversal of impairment loss recognized on trade Receivables	-	(7,349)
Interest expense on borrowings	1,263,234	1,152,334
Interest expense on lease liabilities	15,614	15,361

Operating cash flows before movements in working capital	247,854	1,489,138
(Increase) decrease in prepayments and deposits	(397,030)	15,260
Decrease in trade and other receivables	502,183	183,008
Increase in deferred listing expenses	(728,731)	(19,500)
Decrease in inventory	75,442	-
Increase in trade and other payables	1,277,286	203,602
No change (decrease) in contract liabilities	-	(273,119)
(Increase) decrease in amounts due from a shareholder	(137,076)	3,329,301
Decrease (increase) in amount due from directors	1,190,616	(52,829)
Decrease in amount due to directors	(279,588)	(2,100,693)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,750,956	2,774,168

INVESTING ACTIVITY
Purchase of property, plant and equipment	(265,646)	(1,748,904)

NET CASH USED IN INVESTING ACTIVITY	(265,646)	(1,748,904)

F-49

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

For THE SIX MONTHS ENDED SEPTEMBER 30, 2022

	For the six months ended
	September 30, 2022	September 30, 2021
	HK$)	HK$)
	(Unaudited)	(Unaudited)

FINANCING ACTIVITIES
Repayment of borrowings	(355,838)	(297,222)
Repayment to a shareholder	-	(415,688)
Interest paid on borrowings and overdrafts	(1,154,609)	(1,696,802)
Repayment of lease liabilities, including related interests	(258,000)	(264,000)
Proceeds of borrowings	-	1,204,400

NET CASH USED IN FINANCING ACTIVITIES	(1,768,447)	(1,469,312)

NET DECREASE IN CASH	(283,137)	(444,048)

CASH AT THE BEGINNING OF THE PERIOD	571,655	934,638

CASH AT THE END OF THE PERIOD, represented by bank balances and cash	288,518	490,590

F-50

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

(Expressed in Hong Kong Dollars)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Green Circle Debarbonzie Technology Limited (“The Company”) is a private limited company incorporated in Hong Kong on August 4, 1992. The address of the registered office and the principal place of business of the Company is Unit 1809, Prosperity Place, 6 Shing Yip Street, Kwun Tong, Kowloon, Hong Kong.

The Company is a provider of advanced energy saving solutions supported by proprietary phase change thermal energy storage materials and thermal engineering services. As an advocate of decarbonization, the Company design, develop, and provide customized energy saving solutions that bring considerable economic benefits to our clients and reduce carbon emissions for a sustainable future.

Risk associated with Public Health Crises, including COVID-19

Since early 2020, the epidemic of the Coronavirus Disease (the “COVID-19 outbreak”) has spread across the PRC and other countries, and it has affected business and economic activities to some extent.

Pending the continuing development of the COVID-19 outbreak subsequent to the date of these financial statements, further changes in economic conditions for the Company arising thereof may have impact on the financial results of the Company, the extent of which could not be estimated as at the date of these financial statements.

As at the date of the condensed consolidated financial statements, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. The directors will keep continuous attention on the situation of the COVID-19 outbreak and react actively to its impact on the financial position and operating results of the Company.

2.	BASIS OF PRESENTATION

The condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated financial statements have been prepared on the historical cost basis.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

The Company’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has a loss and comprehensive loss of HK$2,764,676 for the six months ended September 30, 2022, and has a negative working capital of (HK$34,686,530) at September 30, 2022.

F-51

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

(Expressed in Hong Kong Dollars)

2.	BASIS OF PRESENTATION - continued

The Company had cash of HK$288,518 at September 30, 2022, but management cannot provide assurance that the Company will maintain profitable operations or become cash flow positive or raise additional debt and/or equity capital. Management intends to continue to support the operations with financing initiatives primarily through, but not limited to, the issuance of equity. Alternative financing options may include obtaining bank credit facilities and short-term loans from third parties. There is no assurance that the Company will be able to obtain such financings or obtain them on favourable terms. This uncertainty cast significant doubt about the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying value or presentation of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

The Company has prepared the condensed consolidated financial statements on the basis that it will continue to operate as a going concern.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended March 31, 2022, and any public announcements made by the Company during the interim reporting period.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New, revised or amended Accounting Standards and Interpretations adopted.

The group has adopted all of the new, revised or amended Accounting Standards and Interpretations issued by the IASB that are mandatory for the current reporting period.

Other new standards did not have any impact on the group’s accounting policies and did not require retrospective adjustments.

Any new, revised or amended Accounting Standards or Interpretations that are not yet mandatory have not been adopted early.

F-52

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

(Expressed in Hong Kong Dollars)

3.	REVENUE

a.	Break-down of revenue

	For the six months ended
	September 30, 2022	September 30, 2021
	HK$)	HK$
	(Unaudited)	(Unaudited)

Energy saving services income
- Hong Kong	2,208,810	2,825,997

Sales of materials
- Hong Kong	500,400	-

Total	2,709,210	2,825,997

b.	Performance obligations for contracts with a customer

Revenue mainly represents the performance income on electricity running cost saving generated from the Energy Performance Contract. The maintenance services and technical supports are provided on an ad-hoc basis, including the severity of the issues encountered by the customers, the availability of the required maintenance materials and labor.

Energy saving services income

For the energy saving services, the revenue is recognized in-line with the energy performance contract entered into, being at the point the energy cost saving on electricity consumption is more than 40% compared with the existing central air conditioning systems of the customer from the commencement date of Ultra-High Efficiency Boca Hybrid Power Chiller Project as at June 18, 2019.

Maintenance services income

The maintenance service is considered to be a distinct service as it is regularly supplied by the Company to the customer on a stand-alone basis and is available for the customer from other providers in the market. Transaction price is allocated between energy saving services and the maintenance services on a relative stand-alone selling price basis. Revenue relating to the maintenance services is recognised at the point of provision of comprehensive maintenance with the necessary labour and spare parts for the Ultra-High Efficiency Boca Hybrid Power Chiller Project.

F-53

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

(Expressed in Hong Kong Dollars)

3.	REVENUE – continued

b.	Performance obligations for contracts with a customer - continued

Sales of materials

For sales of materials to the customer, revenue is recognised when control of the goods has transferred, being when the goods have been delivered to the customer’s specific location.

4.	OTHER INCOME

	For the six months ended	For the six months ended
	September 30, 2022	September 30, 2021
	HK$	HK$
	(Unaudited)	(Unaudited)

Government grant	43,200	-
Gain on refund of professional fee	312,500	-
Recovery of trade receivables	-	7,349

	355,700	7,349

For the six months ended September 30, 2022, the Company recognised Government grants of HK$43,200 (six months ended September 30, 2021: HK$Nil) related to Employment Support Scheme for the coronavirus disease 2019 (“COVID-19”) epidemic provided by the Government of the Hong Kong Special Administrative Region.

F-54

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

(Expressed in Hong Kong Dollars)

5.	ADMINISTRATIVE EXPENSES

	For the six months ended	For the six months ended
	September 30, 2022	September 30, 2021
	HK$	HK$
	(Unaudited)	(Unaudited)

Salaries and benefits	235,800	363,900
Office and miscellaneous	114,786	63,871
Management and consulting fees	-	236,800
Professional fees	1,323,867	131,071
Director fees	900,000	384,000
Depreciation	264,935	262,136
Travel and promotion	163,611	172,578

	3,002,999	1,614,356

6.	FINANCE COSTS

	For the six months ended	For the six months ended
	September 30, 2022	September 30, 2021
	HK$	HK$
	(Unaudited)	(Unaudited)

Interest on bank borrowings	60,575	49,376
Interest on other borrowings	1,202,656	1,087,596
Interest on overdrafts	3	-
Interest on lease liabilities	15,614	15,362

	1,278,848	1,152,334

7.	INCOME TAX RECOVERY (EXPENSES)

	For the six months ended	For the six months ended
	September 30, 2022	September 30, 2021
	HK$	HK$
	(Unaudited)	(Unaudited)

Current tax – Hong Kong	-	-

Deferred tax recovery (expenses)	245,337	(23,398)

	245,337	(23,398)

Hong Kong Profits Tax is calculated at 16.5% of the estimated assessable profit for both periods.

No provision for Hong Kong Profits Tax is made for the six months ended September 30, 2022, and September 30, 2021 as the Company has no assessable profit arising in Hong Kong or the assessable profits are wholly absorbed by tax losses brought forward from prior years.

8.	MOVEMENT IN PROPERTY, PLANT AND EQUIPMENT AND RIGHT-OF-USE ASSETS

The Group spent approximately HK$265,646 (six months ended September 30, 2021: HK$1,748,904), during the period on acquisition of property, plant and equipment. The depreciation expenses on property, plant and equipment was approximately HK$1,733,660 (six months ended September 30, 2021: HK$1,578,864)

The Group had no new lease of office and warehouse for the six months ended September 30, 2022 (six months ended September 30, 2021: HK$981,434). The depreciation expenses on right-of-use assets was approximately HK$245,359 (six months ended September 30, 2021: HK$250,496).

F-55

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

(Expressed in Hong Kong Dollars)

9.	PREPAYMENTS AND DEPOSITS, TRADE AND OTHER RECEIVABLES

	September 30, 2022	March 31, 2022
	HK$	HK$
	(Unaudited)	(Audited)

Trade receivables	521,704	609,762
Less: Provision for expected credit losses	-	-

	521,704	609,762

Other receivables	9,260	423,385

Trade receivables and other receivables	530,964	1,033,147
Prepayments and deposits	505,940	108,910

	1,036,904	1,142,057

The following is an aged analysis of trade receivables (net of allowance for credit losses) presented based on the invoice date at the end of the reporting period, which approximates the revenue recognition dates:

	September 30, 2022	March 31, 2022
	HK$	HK$
	(Unaudited)	(Audited)

Up to 30 days	521,704	609,762

Before accepting any new customer, the Company will assess the potential customer’s credit quality and define its credit limits. Credit sales are made to customers with an appropriate credit history. Credit limits attributed to customers and credit terms granted to customers are reviewed regularly.

10.	TRADE AND OTHER PAYABLES

	September 30, 2022	March 31, 2022
	HK$	HK$
	(Unaudited)	(Audited)

Trade payables	871,672	1,007,672
Interest payables	2,176,932	2,068,307
Other payables	1,641,557	379,585
Accrued charges	301,299	149,985

	4,991,460	3,605,549

11.	RELATED PARTY DISCLOSURES

a)	Compensation of key management personnel of the Company.

	For the six months ended	For the six months ended
	September 30, 2022	September 30, 2021
	HK$	HK$
	(Unaudited)	(Unaudited)

Salaries, fees and other Allowances	900,000	384,000
Retirement benefit scheme Contributions	9,000	9,000

	909,000	393,000

F-56

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

(Expressed in Hong Kong Dollars)

11.	RELATED PARTY DISCLOSURES - continued

b)	Amounts due from/to shareholders and directors

The amounts are unsecured, interest-free and repayable on demand. The related party balances are set out below:

	September 30, 2022	March 31, 2022
	HK$	HK$
	(Unaudited)	(Audited)

Amount due from (to) shareholders
Joyful Star Limited	(689,922)	(689,922)
Boca Holdings Limited	411,943	274,867

Amounts due from (to) directors

Dr Chan Kam Biu, Richard	(1,836,326)	1,463,229
Lui Lai Yuen	272,613	(2,115,914)

During the period ended September 30, 2022, the Company made repayments of $2,790,027 (March 31, 2022 - received advances of $1,460,000) and received advances of $401,500 (March 31, 2022 - made repayments of $350,000) relating to Lui Lai Yuen.

During the period ended September 30, 2022, the Company advanced funds of $263,067 to Dr Chan Kam Biu, Richard (March 31, 2022 - $107,100) and received the repayments of $3,562,622 (March 31, 2022 - $20,289) from Dr Chan Kam Biu, Richard.

During the year ended March 31, 2022, the Company received advances of $1,052,100 and made repayments of $1,467,787 relating to the loan from Joyful Star Limited. Further, an amount of $6,999,816 due to Joyful Star Limited was capitalised as share allotment to Boca International Limited for consideration of 6,999,816 of new shares.

During the period ended September 30, 2022, the Company advanced funds of $137,076 to Boca Holdings Limited (March 31, 2022 - $274,867).

12.	BANK AND OTHER BORROWINGS

	September 30, 2022	March 31, 2022
	HK$	HK$
	(Unaudited)	(Audited)

Bank loans	4,020,695	4,093,200
Other loans	26,683,334	26,966,667

	30,704,029	31,059,867

Secured	4,020,695	4,093,200
Unsecured	26,683,334	26,966,667

	30,704,029	31,059,867

Carrying amount repayable:
Within one year	7,232,361	6,800,000
In more than two years but not exceeding five years	2,504,052	166,667
More than five years	20,967,616	24,093,200

	30,704,029	31,059,867

Amounts due within one year, shown under current liabilities with repayment on demand	30,704,029	31,059,867

The loans carry interest at fixed rates with the range of 2.75% - 48%.

F-57

GREEN CIRCLE DECARBONIZE TECHNOLOGY LIMITED

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2022

(Expressed in Hong Kong Dollars)

13.	SHARE CAPITAL

a)	Authorised Share Capital

The Company has authorised an unlimited number of common shares with no par value.

b)	Issued Share Capital

	Number of shares	Amount HK$

Issued and fully paid:

At April 1, 2021 (Audited) Ordinary shares with no par value	184	184

Allotment of share capital	6,999,816	6,999,816

At September 30, 2021 (Unaudited)	7,000,000	7,000,000
Effect of reorganization	(7,000,000)	(7,000,000)
Issued share capital of parent company	9,000,000	70,200

At March 31, 2022 (Audited) and September 30, 2022 (Unaudited)	9,000,000	70,200

F-58